UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

(Amendment No.    )

CASCADE CORPORATION

(Name of Subject Company)

CASCADE CORPORATION

(Name of Person Filing Statement)

Common Stock, par value $0.50 per share

(Title of Class of Securities)

147195101

(CUSIP Number of Class of Securities)

Robert C. Warren, Jr.

Cascade Corporation

2201 N.E. 201st Ave.

Fairview, Oregon 97024-9718

Telephone: (503) 669-6300

with a copy to:

Jack B. Schwartz

David G. Post

U.S. Bancorp Tower

111 S.W. Fifth Avenue, Suite 3400

Portland, Oregon 97204

Telephone: (503) 224-5858

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

Item 1.  Subject Company Information.

Name and Address.

The name of the subject company is Cascade Corporation, an Oregon corporation (“Cascade”). The address and telephone number of Cascade’s principal executive office is 2201 N.E. 201st Ave., Fairview, Oregon 97024-9718, (503) 669-6300.

Securities.

This Solicitation/Recommendation Statement on Schedule 14D-9 (this “Schedule 14D-9”) relates to the Common Stock, par value $0.50 per share, of Cascade (the “Shares”). As of October 30, 2012, there were 11,199,400 Shares issued and outstanding (including 72,922 unvested restricted Shares), 91,750 Shares issuable upon exercise of outstanding stock options (“Cascade Options”) and, based on the Offer Price (as defined below), 407,364 Shares issuable upon exercise of outstanding stock appreciation rights (“Cascade SARs”).

Item 2.  Identity and Background of Filing Person.

Name and Address.

Cascade is the person filing this Schedule 14D-9. Cascade’s address and telephone number are set forth in Item 1 “Subject Company Information” above.

Tender Offer.

This Schedule 14D-9 relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”), to purchase all outstanding Shares at a price of $65.00 (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes. The detailed terms and conditions of the offer are described in the Offer to Purchase, dated November 2, 2012, filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO dated November 2, 2012 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by TICO and Purchaser with the Securities and Exchange Commission (“SEC”), and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO. The Offer will expire at 12:00 Midnight, New York City Time, on December 3, 2012 (the “Expiration Date”), unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 22, 2012 (as amended or modified from time to time, the “Merger Agreement”), by and among Cascade, TICO and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Cascade in accordance with the Oregon Business Corporation Act (the “OBCA”) and the Delaware General Corporation Law (the “DGCL”), with Cascade surviving as an indirect wholly owned subsidiary of TICO (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share remaining outstanding (other than Shares owned by any Cascade shareholder exercising dissenters’ rights under the OBCA, if any) that is not owned by TICO, Purchaser, Cascade or any of their respective subsidiaries will be converted into the right to receive an amount of cash, without interest and less any required withholding taxes, equal to the Offer Price.

Under the Merger Agreement, subject to Purchaser accepting for payment in the Offer at least 65% of the outstanding Shares, Purchaser is granted an option (the “Top-Up Option”) to purchase, at a price per Share equal to the Offer Price, such number of newly issued Shares as, when added to the number of Shares then owned by Purchaser and its affiliates (excluding Shares tendered in the Offer pursuant to guaranteed delivery procedures and not yet delivered) would constitute one Share more than the number required to obtain ownership of 90% of the outstanding Shares, subject to certain conditions. If, after completion of the Offer and any subsequent offering period and the exercise, if any, of the Top-Up Option, TICO and its subsidiaries, including Purchaser, hold 90% or more of the outstanding Shares in the aggregate, then Cascade, TICO, and Purchaser will take all appropriate action to effect the Merger through a “short-form” merger under the OBCA and the DGCL, without obtaining approval of Cascade’s remaining shareholders. If, after completion of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), Purchaser and its affiliates own more than 50% but less than 65% of the outstanding Shares, Cascade will hold a shareholders meeting to obtain shareholder approval of the Merger.

The Offer is conditioned upon, among other things, (i) the satisfaction of the Minimum Condition, as described below, (ii) the expiration or termination of the applicable waiting periods required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended, and The German Act against Restraints of Competition, and (iii) the satisfaction of conditions in the Merger Agreement relating to the accuracy of representations and warranties and compliance with covenants contained in the Merger Agreement. The Offer is not subject to any financing condition. The term “Minimum Condition” is defined in the “Introduction” of the Offer to Purchase and generally requires that the number of Shares which have been validly tendered and not properly withdrawn prior to the expiration of the Offer, together with the Shares then owned by TICO and its subsidiaries (including Purchaser), represent at least a majority of the then outstanding Shares on a fully diluted basis. The Offer is also subject to other customary conditions as described in Section 15—“Conditions of the Offer” in the Offer to Purchase.

This summary of the Offer and the Merger Agreement is qualified in its entirety by the more detailed description and explanation contained in the Schedule TO and related Offer to Purchase and Letter of Transmittal, and by reference to the Merger Agreement. A copy of the Merger Agreement is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated herein by reference.

The principal executive offices of TICO are located at 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. The telephone number of TICO’s principal executive offices is +81-(0)###-##-####. The principal executive offices of Purchaser are located at c/o Toyota Industries Corporation, 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan. The telephone number of Purchaser’s principal executive offices is +81-(0)###-##-####.

Information relating to the Offer, including the Schedule TO and all exhibits, can be obtained without charge by accessing the SEC’s website at www.sec.gov.

Item 3.  Past Contacts, Transactions, Negotiations and Agreements.

Except as set forth in this Schedule 14D-9, or in the Information Statement of Cascade, attached to this Schedule 14D-9 as Annex I (the “Information Statement”) and incorporated herein by reference, or as otherwise incorporated by reference, as of the date hereof, to the knowledge of Cascade, there are no material agreements, arrangements or understandings or any actual or potential conflicts of interest between Cascade or its affiliates, on the one hand, and (i) its executive officers, directors, or affiliates or (ii) TICO, Purchaser, or their respective executive officers, directors, or affiliates, on the other hand.

Potential Discussions Between TICO and Executive Officers of Cascade

TICO may have conversations from time to time with one or more executive officers of Cascade prior to consummation of the Merger concerning their role at Cascade following consummation of the Merger. As of the date of this Schedule 14D-9, TICO has not entered into agreements with any of Cascade’s executive officers regarding continued employment following the completion of the Merger. TICO made an informal request that Cascade’s President and CEO, Robert C. Warren, Jr., and Executive Vice President and Chief Operating Officer, Richard S. Anderson, remain with Cascade, and they have indicated their willingness to do so.

Arrangements Between TICO and Cascade

Merger Agreement

On October 22, 2012, Cascade, TICO and Purchaser entered into the Merger Agreement. A summary of the Merger Agreement is contained in Section 11—“The Merger Agreement; Other Agreements” in the Offer to Purchase and is incorporated herein by reference. This summary is qualified in its entirety by reference to the Merger Agreement, which is filed as Exhibit (e)(1) to this Schedule 14D-9 and is incorporated by reference.

Holders of Shares and other interested parties should read the Merger Agreement. The Merger Agreement has been provided solely to inform holders of Shares of its terms. The Merger Agreement includes customary representations and warranties of Cascade, TICO and Purchaser. The representations, warranties and covenants contained in the Merger Agreement were made solely for purposes of such agreement and as of specific dates, were solely for the benefit of the parties to the Merger Agreement, may be subject to qualifications and limitations agreed upon by the contracting parties, including being qualified by confidential disclosures, instead of establishing these matters as facts, and may be subject to standards of materiality that differ from those applicable to security holders. Security holders should not rely on the representations, warranties and covenants or any descriptions thereof as characterizations of the actual state of facts or condition of Cascade, TICO, or their respective subsidiaries or affiliates. Moreover, information concerning the subject matter of the representations, warranties and covenants may change after the date of the Merger Agreement, which subsequent information may or may not be fully reflected in Cascade’s or TICO’s public disclosures.

Confidentiality Agreement

On August 3, 2012, Cascade and Toyota Material Handling, U.S.A., Inc. (“TMHG”), acting on behalf of the TICO group companies, entered into a confidentiality agreement (the “Confidentiality Agreement”). Under the Confidentiality Agreement, the parties each agreed, among other things, to keep confidential and to not, without the other party’s prior written consent, disclose any proprietary information regarding the Company or the contemplated transaction obtained in connection with a possible interest in a business combination involving the Company (including the fact that such information exists or has been made available, that the parties are considering a business combination, or that discussions are taking, have taken, or may take place, or any term, condition or other fact relating to the contemplated transaction or discussions), and to use such information solely in connection with the contemplated transaction. TMHG also agreed, for a period of three years, not to solicit Cascade employees who came into contact with or became known to TICO as a result of its consideration of a transaction with Cascade. The Confidentiality Agreement did not provide for an exclusivity period during which Cascade would not solicit, initiate or respond to any inquiry or proposal from any third party or any standstill provision.

The foregoing description of the Confidentiality Agreement is qualified in its entirety by reference to the Confidentiality Agreement, which is filed as Exhibit (d)(3) to the Schedule TO and is incorporated by reference.

Representation on the Cascade Board

The Merger Agreement provides that, promptly following the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer representing at least such number of Shares as is necessary to satisfy the Minimum Condition included in the Merger Agreement (the “Acceptance Time”), subject to compliance with Cascade’s organizational documents, applicable law and the regulations of the New York Stock Exchange (the “NYSE”), Purchaser will be entitled to designate, elect or cause Cascade’s board of directors (the “Cascade Board”) to elect such number of directors to the Cascade Board as is equal to the product, rounded up to the next whole number, of (i) the total number of directors on the Cascade Board (after giving effect to any new directors designated or elected pursuant to this sentence) multiplied by (ii) the percentage that the aggregate number of Shares beneficially owned by TICO, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to the total number of Shares then outstanding, and Cascade shall, upon Purchaser’s request at any time following the Acceptance Time, cause the Cascade Board to promptly (A) adopt resolutions

(1) increasing the size of the Cascade Board by the number of directors necessary to give effect to the above (after giving effect to any concurrent resignations of incumbent directors) and (2) as necessary to give effect to Cascade’s other obligations with regards to directors and committees, (B) elect Purchaser’s designees to fill such newly created directorships on the Cascade Board and (C) take all such other actions necessary to elect or designate to the Cascade Board the individuals designated by Purchaser and permitted to be so designated by the Merger Agreement (including, if necessary, by securing the resignations of such number of incumbent directors as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Cascade Board). Upon Purchaser’s request, at such time as Purchaser is entitled to elect or designate directors to the Cascade Board, Cascade must also cause (a) each committee of the Cascade Board, (b) the board of directors of each of its subsidiaries and (c) each committee of such board of directors of each of its subsidiaries, to include persons designated by Purchaser constituting at least the same percentage of each such committee or board of directors as Purchaser’s designees constitute on the Cascade Board, in each case, to the extent permitted by applicable laws and rules of the NYSE.

Notwithstanding the election or appointment of Purchaser’s designees to the Cascade Board in accordance with the preceding paragraph, following such time and prior to the Effective Time, the affirmative vote of a majority of the Cascade directors then in office who were not elected or appointed by Purchaser and who are not officers, directors or employees of TICO, Purchaser or any of their respective affiliates shall be required to (i) amend or terminate the Merger Agreement on behalf of Cascade, (ii) exercise or waive any of Cascade’s rights or remedies under the Merger Agreement, (iii) extend the time for performance of any of TICO’s or Purchaser’s obligations under the Merger Agreement, (iv) make any determinations or agreements made by or on behalf of Cascade under the Merger Agreement, (v) amend Cascade’s articles of incorporation or bylaws, (vi) effect any Company Change of Recommendation (as defined below) or (vii) take any other action in connection with the Merger Agreement and the transactions contemplated thereby required to be taken by the Cascade Board adversely affecting the rights of Cascade’s shareholders (other than TICO or Purchaser). For more information see Section 11—“The Merger Agreement; Other Agreements” in the Offer to Purchase.

The Information Statement attached as Annex I hereto is being furnished in connection with the possible designation by Purchaser, pursuant to the Merger Agreement, of persons to be appointed to the Cascade Board other than at a meeting of Cascade’s shareholders as described in the Information Statement, and is incorporated herein by reference.

Arrangements between Cascade and its Executive Officers and Directors

Cascade’s executive officers and non-employee directors may be deemed to have financial interests in the transactions contemplated by the Merger Agreement, including the Offer, the Merger, and the other transactions contemplated by the Merger Agreement (collectively, the “Transactions”), that may be different from, or in addition to, those of Cascade’s shareholders generally. In considering the recommendation of the Cascade Board that you tender your Shares into the Offer, you should be aware of these interests. In reaching its decision to approve the Merger Agreement and the Transactions, and recommend the Offer to you, the Cascade Board was aware of these interests and considered them, along with other matters. See Item 4—“Reasons for the Recommendation.” For additional information with respect to arrangements between Cascade and its executive officers and directors, please see the Information Statement.

As described in more detail below, Cascade’s executive officers and non-employee directors will receive in connection with the Transactions:

•	payment for any Shares held in accordance with the terms of the Offer and the Merger;

•

the vesting in full of any unvested Cascade SARs outstanding immediately prior to the Effective Time, and a lump sum cash payment for all Cascade SARs held at the Effective Time equal to the aggregate amount, if any, by which the consideration to be received in the Merger, $65.00, exceeds the base prices of Cascade SARs held;

•

the vesting in full of any Cascade restricted Shares outstanding immediately prior to the Effective Time, and a lump sum cash payment for all Cascade restricted Shares equal to the consideration to be received in the Merger, $65.00, multiplied by the number of restricted Shares held;

•

a lump sum cash payment for each Cascade Option held at the Effective Time equal to the product of (i) the number of Shares subject to such Cascade Option multiplied by (ii) the excess of $65.00 over the exercise price per Share thereunder;

•	the possible receipt of certain payments under change in control agreements if (and only if) following the Effective Time certain employment terminations occur; and

•	indemnification and exculpation from liabilities and expenses (except for those incurred as a result of bad faith or knowing violation of law) incurred in connection with certain proceedings.

Effect of the Offer on Shares held by Directors and Executive Officers

If Cascade’s directors and executive officers tender Shares pursuant to the Offer, they would receive the Offer Price in respect of each Share tendered—$65.00 in cash, without interest and less any required withholding taxes—on the same terms and subject to the same conditions as Cascade’s other shareholders. As of October 30, 2012, Cascade’s directors and executive officers, as a group, held an aggregate of 204,147 Shares (which for purposes of this subsection excludes any Shares issuable upon exercise of Cascade Options and Cascade SARs, as well as any Cascade restricted Shares held by such individuals). If Cascade’s directors and executive officers were to tender all such Shares pursuant to the Offer and all such Shares were accepted for purchase, such directors and executive officers would receive an aggregate of approximately $13,269,555 in cash.

In addition, Robert C. Warren, Jr., beneficially owns 1,465,866 Shares held by Warren Holdings, LLC, a Washington limited liability company (“Warren Holdings”), in which various members of the Warren family are members. Warren Holdings will receive $95,281,290 in the Transactions, if completed. Mr. Warren’s indirect economic interest in Shares held by Warren Holdings is approximately 0.41%. See Note (4) in the following table for additional details.

The following table sets forth, as of October 30, 2012, the cash consideration that each non-employee director and executive officer would be entitled to receive in the Offer in respect of his or her outstanding Shares, assuming such individual were to tender all of his or her outstanding Shares (other than any Cascade restricted Shares) pursuant to the Offer and those Shares were accepted for purchase and purchased by Purchaser.

Name	Number of Shares		Consideration Payable in Respect of Shares
Directors
James S. Osterman	17,832		$1,159,080
Nicholas R. Lardy	11,448	(1)	744,120
Duane C. McDougall	12,145		789,425
Peter D. Nickerson	6,806		442,390
Henry W. Wessinger II	2,715		176,475
Nancy A. Wilgenbusch	6,308		410,020

Executive Officers
Robert C. Warren, Jr.(2)	101,050	(3)(4)	$6,568,250
Richard S. Anderson	39,215	(3)	2,548,975
Davide Roncari	743		48,295
Joseph G. Pointer	809		52,585
Susan Chazin-Wright	702		45,630
Frank R. Altenhofen	1,048	(3)	68,120
Peter D. Drake	2,031	(3)	132,015
Kevin B. Kreiter	594		38,610
Jeffrey K. Nickoloff	701		45,565

(1)	Dr. Lardy also beneficially owns 1,200 shares held in a trust for the benefit of certain relatives. Dr. Lardy is a co-trustee of the trust.
(2)	Mr. Warren is also a Cascade director.
(3)	Includes shares held for the benefit of these officers by a 401(k) plan as follows: Mr. Warren, 93; Mr. Anderson, 4,910; Mr. Altenhofen, 6; and Mr. Drake, 1,401.
(4)	Mr. Warren also beneficially owns 1,465,866 Shares held by Warren Holdings, LLC, as to which Mr. Warren shares voting and dispositive power with his sister, Wendy Warren, as well as 14,392 Shares held in trusts for family members and 1,200 Shares owned by Mr. Warren’s spouse. Mr. Warren holds a 0.41% ownership interest in Warren Holdings and has no pecuniary interest in other Shares held in trust. Remaining ownership interests in Warren Holdings are owned by members of the extended families of Mr. Warren and Wendy Warren. Warren Holdings will receive $95,281,290 in the Transactions, if completed, of which Mr. Warren’s indirect economic interest is equal to approximately $390,000, less a proportionate share of any expenses.

Treatment of Equity-Based Awards

Stock Appreciation Rights. Pursuant to the terms of the Merger Agreement, at the Effective Time, each of the Cascade SARs that is outstanding immediately prior to the Effective Time will, if unvested, vest in full, and, at the Effective Time, each Cascade SAR will be canceled and converted into the right to receive from TICO a lump sum cash payment equal to the aggregate amount by which $65.00 exceeds the base prices of the Cascade SARs held by a particular holder, without interest and less any applicable withholding taxes.

Restricted Stock. At the Effective Time, each outstanding award of unvested Cascade restricted Shares that is outstanding immediately prior to the Effective Time will vest in full and by virtue of the Merger be canceled and converted into the right to receive from TICO, at the Effective Time, a lump sum cash payment equal to the product of (a) $65.00 multiplied by (b) the number of restricted Shares, without interest and less any applicable withholding taxes.

Stock Options. Pursuant to the terms of the Merger Agreement, at the Effective Time, each Cascade Option that is outstanding immediately prior to the Effective Time will be canceled and converted into the right to receive from TICO a lump sum cash payment equal to the product of (i) the number of Shares subject to such Cascade Option multiplied by (ii) the excess of $65.00 over the exercise price per Share to be paid by TICO at the Effective Time, without interest and less any applicable withholding taxes. Mr. Warren is the only Cascade director or executive officer that holds Cascade Options, all of which are vested and fully exercisable.

Effect of the Offer on Equity-Based Awards held by Directors and Executive Officers

Cascade SARs. The following table summarizes, with respect to each Cascade non-employee director and executive officer, the positive difference in value between the Offer Price and the base prices of his or her Cascade SARS, showing both the vested and unvested portion of such SARs (which unvested portion will vest as a result of the Merger).

Name	Cascade Shares Underlying Vested SARs	Total Payment (Vested SARs)	Cascade Shares Underlying Unvested SARs	Total Payment (Unvested SARs)
Directors
James S. Osterman	2,382	$154,845	—	—
Nicholas R. Lardy	4,406	286,395	—	—
Duane C. McDougall	2,382	154,845	—	—
Peter D. Nickerson	—	—	—	—
Henry W. Wessinger II	—	—	—	—
Nancy A. Wilgenbusch	2,382	154,845	—	—

Executive Officers
Robert C. Warren, Jr.(1)	85,409	$5,551,578	10,241	$665,665
Richard S. Anderson	66,384	4,314,939	4,925	320,094
Davide Roncari	4,601	299,085	3,975	258,383
Joseph G. Pointer	49,939	3,246,067	4,054	263,511
Susan Chazin-Wright	4,281	278,294	3,733	242,667
Frank R. Altenhofen	4,266	277,264	3,605	234,294
Peter D. Drake	6,967	452,831	3,573	232,214
Kevin B. Kreiter	21,334	1,386,729	3,420	222,306
Jeffrey K. Nickoloff	23,406	1,521,367	3,729	242,405

(1)	Mr. Warren is also a Cascade director.

Cascade Restricted Shares. The following table summarizes, with respect to each Cascade non-employee director and executive officer, the aggregate cash consideration that would be payable, based on the Offer Price, in respect of unvested Cascade restricted Shares.

Name	Unvested Restricted Stock	Aggregate Cash Consideration
Directors
James S. Osterman	1,933	$125,645
Nicholas R. Lardy	1,933	125,645
Duane C. McDougall	1,933	125,645
Peter D. Nickerson	1,933	125,645
Henry W. Wessinger II	1,933	125,645
Nancy A. Wilgenbusch	1,933	125,645

Executive Officers
Robert C. Warren, Jr.(1)	22,498	$1,462,370
Richard S. Anderson	10,769	699,985
Davide Roncari	3,901	253,565
Joseph G. Pointer	4,655	302,575
Susan Chazin-Wright	4,036	262,340
Frank R. Altenhofen	3,789	246,285
Peter D. Drake	3,732	242,580
Kevin B. Kreiter	3,435	223,275
Jeffrey K. Nickoloff	4,028	261,820

(1)	Mr. Warren is also a Cascade director.

Cascade Options. As of October 30, 2012, Mr. Warren held options to purchase an aggregate of 76,900 Shares, at an exercise price of $14.12, all of which are fully vested and exercisable. No other Cascade director or executive officer holds Cascade Options. Mr. Warren will receive a cash payment of approximately $3,912,675 in exchange for his Cascade Options.

Continuing Employees

The Merger Agreement provides that, for a period from the Acceptance Time through December 31, 2013, TICO shall, or shall cause Cascade as the entity surviving the Merger (the “Surviving Company”), to (i) provide each individual actively employed by Cascade or one of its subsidiaries as of the Acceptance Time (excluding any employee covered under the terms of a collective bargaining agreement) (collectively, the “Covered Employees”) with at least the same level of base salary or base wages as in effect immediately prior to the Acceptance Time and (ii) provide each Covered Employee with employee benefits and periodic and annual bonus and incentive opportunities that in the aggregate are substantially similar to the employee benefits (excluding any equity-based compensation arrangements, change in control, severance, or other similar benefits) and annual target bonus opportunities provided to such Covered Employee prior to the Acceptance Time. Notwithstanding the foregoing, nothing contained in the Merger Agreement is meant to (i) prevent the amendment or termination of any Cascade benefit plan in accordance with its terms, or interfere with the right or obligation to make such changes as are necessary to conform with applicable law or (ii) limit the right of TICO or the Surviving Company or any of their respective subsidiaries to terminate, or change the terms of, the employment of any employee at any time.

In addition, TICO will give or cause to be given to each Continuing Employee full credit for purposes of eligibility to participate, vesting, and determination of benefit levels and accruals (other than under any defined benefit pension plan) under any benefit plans, subject to certain exceptions and only to the same extent recognized by Cascade or any of its subsidiaries immediately prior to the Effective Time under a comparable Cascade benefit plan.

Cascade plans to satisfy long-term equity incentives earned by officers under Cascade’s long-term incentive program for fiscal 2013 by making cash payments in lieu of equity awards. The incentives reflect achievement of performance targets measured based on fiscal 2013 results of operations, with historically customary adjustments for items deemed extraordinary. Bonus amounts will be calculated and paid in accordance with criteria determined by Cascade’s compensation committee at its April 2012, meeting, which provided for awards of stock appreciation rights and restricted stock having values equal to percentages of base salary for each executive officer. Base salary percentages used to calculate the award values vary by officer and are based on whether Cascade achieves targets established for percentage return on average assets exclusive of extraordinary expense or income items (“ROAA”), including: 11% ROAA for minimum base salary percentage level bonuses, 14.5% ROAA for mid-range percentages, and 15.5% ROAA for maximum level percentages. Incentives will be paid in cash equal to the applicable base salary percentages for each officer, provided minimum targets are reached.

Cascade intends to also substitute cash compensation for annual grants of stock appreciation rights to its managers in amounts consistent with past practice.

Employment Agreements

Cascade has not entered into an employment agreement with any executive officer of Cascade, and no such agreements have been entered into in connection with the Transactions.

Change in Control Agreements

Cascade has entered into change in control agreements (“CICs”) with all of its executive officers. If an executive officer’s employment is terminated involuntarily (other than for cause) within 12 months following a change in control of Cascade, the CICs provide for the benefits described below:

•

For Messrs. Warren and Anderson, a lump-sum cash payment of 2.99 times average compensation, and for all other executive officers, two times average compensation. Average compensation is defined as the average of the executive’s total annual base salary plus annual cash bonus or incentive compensation paid in the three calendar years prior to the calendar year in which the change in control occurs.

•	Automatic acceleration of vesting of all outstanding stock awards not previously vested.

•	Continued health care coverage for the executive and his or her eligible dependents for up to two years at Cascade’s expense.

Benefits under the CICs are subject to reduction in order to avoid becoming an excess parachute payment under federal tax laws. The Internal Revenue Code limits such compensation to 2.99 times the individual’s average annual compensation as reported on Form W-2 for the prior five calendar years, subject to certain exceptions.

A change in control under the CICs would occur upon any of the following events:

•	A change in the composition of a majority of the Board as a result of contested elections over a period of 24 months or less.

•	The approval by Cascade’s shareholders of a plan for the liquidation or dissolution of Cascade.

•

A merger or consolidation in which securities possessing more than 50% of the total combined voting power of Cascade’s outstanding securities are transferred to persons different from the persons holding such securities immediately before the transaction.

•

Acquisition by a person or group of related persons of beneficial ownership of securities possessing more than 35% of the total combined voting power of Cascade’s outstanding securities in a transaction or series of related transactions which the Board has not recommended that Cascade’s shareholders accept or approve.

In addition to a discharge from employment, involuntary termination includes resignation following a change in position that materially reduces the executive’s duties or level of responsibility or changes the level of management to which the executive reports, a 20% reduction in level of base salary, or a change in place of employment by more than 50 miles. The executive will be entitled to benefits resulting from such termination only upon giving notice within 90 days after the change and, if Cascade fails to cure within 30 days thereafter, resigning within 90 days after giving notice.

Cause is defined in the CICs as the executive’s engaging in fraud or in any other intentional misconduct adversely affecting Cascade’s business or reputation in a material manner.

The CICs include provisions requiring the executive not to compete with Cascade for a period of 24 months following termination of employment for any reason. Cascade’s obligation to pay severance benefits will terminate if the officer breaches the noncompetition provisions and will entitle Cascade to seek an injunction prohibiting the officer from continuing to engage in the breach. The executive must also sign a release satisfactory to Cascade as a condition to receiving benefits under his or her CIC.

Information Regarding Golden Parachute Compensation

The following table provides information regarding the compensation that may be payable to Cascade’s named executive officers (as defined in Item 402 of Regulation S-K) following the Merger. The amounts shown reflect the additional payments or benefits that the executive officer would receive upon the occurrence of the respective triggering events listed below; they do not include the value of payments or benefits that would have been earned, or any amounts associated with equity awards that would be vested, as of the Effective Time, absent the triggering event. The potential payments set forth in the table below have been calculated based on the assumptions that (i) the triggering events occurred on or prior to December 31, 2012 and (ii) the stock price was $65.00 per share, which is the Offer Price. The table includes the information required by Item 402(t) of Regulation S-K.

Name	Cash(1) ($)	Equity(2) ($)	Pension /NQDC ($)	Perquisites /Benefits(3) ($)	Tax Reim- bursement	Other	Total(4) ($)
Robert C. Warren Jr.	2,395,000	2,128,000	—	22,000	—	—	4,545,000
Richard S. Anderson	1,271,000	1,020,000	—	22,000	—	—	2,313,000
Joseph G. Pointer	658,000	566,000	—	22,000	—	—	1,246,000
Susan Chazin-Wright	570,000	505,000	—	22,000	—	—	1,097,000
Davide Roncari	555,000	512,000	—	—	—	—	1,067,000

(1)	Represents the lump-sum cash severance payable in the event the executive’s employment is terminated involuntarily other than for cause following a change in control of Cascade (a “double trigger”) under the circumstances described under “Change in Control Agreements” above.
(2)	Represents the aggregate cash payment that would be made to the executive at the Effective Time (a “single trigger”) with respect to Cascade SARs (based on the difference between $65.00 and the base price) and awards of Cascade restricted Shares (based on $65.00 per share) that were unvested and outstanding immediately prior to the Effective Time.
(3)	Represents the value of continued health benefits for 24 months that would be payable in the event the executive’s employment is terminated involuntarily other than for cause following a change in control of Cascade (a “double trigger”) under the circumstances described under “Change in Control Agreements” above.
(4)	None of the amounts reflected in the table would be deemed to be an excess parachute payment subject to reduction under federal tax laws.

Indemnification and Insurance.

Article XIII of Cascade’s bylaws and sections 60.387 to 60.414 of the OBCA provide for the indemnification of Cascade’s directors and officers against liabilities in a variety of circumstances, which may include liabilities under the Securities Act of 1933, as amended (the “Securities Act”).

Article XIII of Cascade’s bylaws requires Cascade to indemnify, to the extent permitted by Oregon statute, its officers and directors against expenses (including attorney’s fees), judgments, fines and amounts paid in settlement, actually and necessarily incurred by such officers and directors in connection with the defense of any action, suit or proceeding, whether civil, criminal, or administrative, in which he or she is made a party by reason of being or having been a director or officer.

The OBCA requires that an individual who is made a party to a proceeding because the individual is or was a director, officer, employee, or agent of a corporation, be indemnified against liability (unless limited by the corporation’s articles of incorporation), if the individual is wholly successful in the proceeding, on the merits or otherwise. In addition, the OBCA allows a corporation to indemnify such an individual if: (a) the conduct of the individual was in good faith; (b) the individual reasonably believed that the individual’s conduct was in the best interests of the corporation, or at least was not opposed to the corporation’s best interests; and (c) in the case of a criminal proceeding, the individual did not have reasonable cause to believe that the individual’s conduct was unlawful.

However, the OBCA does not permit indemnification:

•	in the case of any proceeding by or in the right of the corporation (a derivative action), if the individual was adjudged liable to the corporation; or

•	in connection with a proceeding that charged the individual with and found the individual liable for improperly receiving a personal benefit.

The OBCA also authorizes a court to order indemnification, whether or not the above standards of conduct have been met, if the court determines that the officer or director is fairly and reasonably entitled to indemnification in view of all the relevant circumstances.

The indemnification provided for in the OBCA is not exclusive of any other rights to which officers or directors may be entitled under a corporation’s articles of incorporation or bylaws, or under any agreement, action of its board of directors, vote of shareholders or otherwise. Article VI of Cascade’s articles of incorporation provides that, to the extent permitted by Oregon statute, a Cascade director shall not be liable to Cascade or its shareholders for monetary damages for conduct as a director. Among other things, the OBCA does not permit the liability of a director of a corporation to be eliminated or limited in connection with any breach of the director’s duty of loyalty to the corporation or its shareholders, acts or omissions not in good faith or which involve intentional misconduct or a knowing violation of law, or any transaction from which the director derived an improper personal benefit.

Cascade maintains a directors’ and officers’ insurance policy which insures the officers and directors of Cascade from any claim arising out of an alleged wrongful act by such persons in their respective capacities as officers and directors of Cascade.

Under the Merger Agreement, TICO and Purchaser agree that all existing rights to exculpation and indemnification for acts or omissions occurring at or prior to the consummation of the Merger, whether asserted or claimed prior to, at or after the consummation of the Merger, in favor of all current and former directors and officers of Cascade and its subsidiaries, survive the Offer and the Merger and continue in full force and effect in accordance with their terms. From and after the Effective Time and for a period of six years thereafter, the Surviving Company will (i) indemnify, to the fullest extent permitted by applicable law, all current or former directors, officers or employees of Cascade or any of its subsidiaries for losses arising out of (A) any actions or omissions or alleged actions or omissions in their capacities as a director, officer or employee of Cascade or any of its subsidiaries prior to the consummation of the Merger or (B) the Merger, the Merger Agreement and any of the other Transactions, and (ii) provide advancement of expenses (including reasonable attorneys’ fees) incurred by any such person in connection with any suit, action, claim, investigation or other proceeding upon receipt of an undertaking to repay such amount if it is ultimately determined that such person is not entitled to be indemnified.

In addition, from and after the Effective Time, the Surviving Company will maintain, or TICO will cause the Surviving Company to maintain, for a period of six years a directors’ and officers’ insurance and indemnification policy (from either (i) Cascade’s existing insurance carrier or (ii) an insurance carrier that is reasonably satisfactory to Cascade) that provides coverage for events occurring at or prior to the consummation of the Merger that is no less favorable to such directors and officers than the existing policy maintained by Cascade. However, the premium for such insurance will not be in excess of 300% of the current annual premium paid by Cascade for such insurance as of the date of the Merger Agreement.

Arrangements with Principal Shareholders

Tender and Voting Agreement

Concurrently with the execution of the Merger Agreement, Robert C. Warren, Jr., Cascade’s President and Chief Executive Officer (in his capacity as a Cascade shareholder), and Warren Holdings, LLC, an entity in which Mr. Warren and his sister Wendy Warren act as managers, entered into a Tender and Voting Agreement

(the “Tender Agreement”) with TICO and Purchaser. Pursuant to the terms and conditions of the Tender Agreement, Mr. Warren and Warren Holdings agreed, among other things, (i) to tender pursuant to the Offer (and not withdraw, except under certain circumstances) all Shares currently owned or hereafter issued to or acquired by such shareholder (“Subject Shares”), which are beneficially owned by such shareholder as promptly as practicable (but in no event later than the 5th business day after the commencement of the Offer) and to waive dissenters’ rights in connection with the Merger, if any, (ii) not to transfer any of such shareholder’s Cascade Options, Cascade SARs or Cascade Restricted Shares or Subject Shares, other than in accordance with the terms and conditions set forth in the Tender Agreement, (iii) to vote such shareholder’s Subject Shares and any other shares of capital stock of the Company owned, beneficially or of record, by such shareholder during the term of the Tender Agreement that are entitled to vote (“Voting Shares”) in favor of adoption and approval of the Merger Agreement and the transactions contemplated thereby, including the Merger, (iv) to vote such Voting Shares against any action or agreement that is intended, or would reasonably be expected to, either individually or in the aggregate, impede, delay, or adversely affect the Transactions, and (v) not to solicit, initiate, knowingly facilitate or intentionally induce the making, submission, or announcement of other proposals to acquire Cascade. If Mr. Warren or Warren Holdings subsequently become the record or beneficial owner of additional securities of Cascade, the terms of the Tender Agreement will apply to any of such additional securities. Mr. Warren and Warren Holdings collectively owned as of October 22, 2012, an aggregate of approximately 14.2% of Cascade’s outstanding Shares (excluding Shares issuable upon the exercise of Cascade Options or Cascade SARs beneficially owned by Mr. Warren or other shareholders). Mr. Warren and Warren Holdings granted TICO and any designee or officer of TICO the irrevocable right to act as its proxy at shareholders meetings of the Company until the termination of the Tender Agreement. The Tender Agreement terminates upon, among other events, termination of the Merger Agreement in accordance with its terms, the termination or expiration of the Offer, without any Shares being accepted for payment thereunder, or the amendment of the terms of the Offer or the Merger Agreement to reduce the Offer Price, change the form of consideration to be paid for the Shares or change any other material term of the Merger Agreement or the Offer in a manner that is materially adverse to Mr. Warren and Warren Holdings.

The foregoing summary of the Tender Agreement is qualified in its entirety by reference to the Tender Agreement, which is filed as Exhibit (e)(2) to this Schedule 14D-9 and is incorporated by reference.

Item 4.  The Solicitation or Recommendation.

Solicitation/Recommendation

At a meeting held on October 21, 2012, the Cascade Board unanimously:

(1) determined that the Merger Agreement and the Transactions, including the Offer and the Merger, are in the best interests of Cascade and its shareholders;

(2) approved and adopted the Merger Agreement and approved the Transactions in accordance with the requirements of the OBCA;

(3) directed that, to the extent required by applicable law, the adoption of the Merger Agreement and the approval of the Transactions be submitted to a vote at a meeting of the shareholders of Cascade;

(4) recommended that the Cascade shareholders accept the Offer and tender their Shares to Purchaser in the Offer and, to the extent required by applicable law, approve the Merger Agreement and the Transactions;

(5) approved the grant of the Top-Up Option and the issuance of the Top-Up Shares upon exercise thereof and determined that the consideration to be received for the Top-Up Shares as described in the Merger Agreement is adequate; and

(6) took all actions necessary to ensure that no state “control share acquisition” or similar anti-takeover statute or regulation is applicable to the Transactions.

Accordingly, and for the other reasons described in more detail below, the Cascade Board unanimously recommends that Cascade’s shareholders accept the Offer and tender their Shares pursuant to the Offer and, if required, vote to approve the Merger Agreement and the Transactions.

The joint press release issued by Cascade and TICO on October 22, 2012, announcing the execution of the Merger Agreement is filed as Exhibit (a)(5)(A) hereto and is incorporated herein by reference.

Background of the Offer

In connection with its oversight of Cascade’s business and affairs, the Cascade Board has periodically reviewed Cascade’s business strategies with the objective of providing increased shareholder value. As part of these reviews, the Cascade Board has examined growth opportunities, including expansion in various markets and business combinations and acquisitions, and has also considered share buybacks, dividend increases, and other initiatives.

As part of a strategic review commenced by the Cascade Board in Fall 2011, management sought the advice of Merrill Lynch, Pierce, Fenner & Smith Incorporated (“BofA Merrill Lynch”), in connection with its strategic planning efforts. Over a period of several weeks in November and December of 2011, management consulted with representatives of BofA Merrill Lynch regarding options for maximizing shareholder value, including through potential growth initiatives and a potential sale process. On December 19, 2011, Cascade President and CEO Robert C. Warren, Jr. and Senior Vice President and Chief Operating Officer Richard S. Anderson met with representatives of BofA Merrill Lynch to review preliminary considerations applicable to a potential process to pursue a sale of Cascade including an examination of various categories of possibly interested purchasers and an outline of a possible sale process.

Mr. Warren reviewed the matters discussed with representatives of BofA Merrill Lynch with Cascade’s Chairman, James S. Osterman, following the December 19 meeting. Mr. Osterman scheduled a meeting of Cascade’s Board to consider the alternative strategies discussed by BofA Merrill Lynch and management.

The Cascade Board met in a special meeting on January 30, 2012. At the meeting, among other matters, management provided an update on consultations with management consulting and executive search firms that Cascade was considering engaging to assist in its strategic review process, and the Cascade Board reviewed with Cascade’s outside counsel, Miller Nash LLP (“Miller Nash”), the directors’ fiduciary duties under Oregon corporation law. The Cascade Board then discussed Cascade’s strategic position, focusing on its present success, the implications of European economic uncertainties, increasing competition in the Chinese market, global overcapacity in forks, possible returns from various alternative strategies, and risks inherent in a growth strategy through acquisitions.

At Mr. Osterman’s request, a BofA Merrill Lynch representative then joined the meeting and outlined for the Cascade Board several alternative strategies (other than a potential sale), including a high dividend payout and modest and high growth initiatives. The directors asked questions about, and discussed with the BofA Merrill Lynch representative, the risks and prospective results of the various approaches.

The Cascade Board concluded that it would be valuable to gain some insight into the possible return to shareholders resulting from a sale before proceeding with further consideration of the alternate strategies outlined by BofA Merrill Lynch or the hiring of an outside consulting or placement firm. The directors were very concerned, however with the potentially harmful impact on Cascade’s business if their consideration of a possible sale were to leak to Cascade’s customers, and authorized Mr. Warren and Mr. Anderson to have further discussions with BofA Merrill Lynch to develop a directed and confidential effort to determine whether, and at what range of valuation, there might be interest in acquiring Cascade.

On February 3, 2012, BofA Merrill Lynch met with Cascade management and outlined its proposed process to identify potential purchasers and assess their respective interest in acquiring Cascade, and the types of information that would be necessary to provide to potential purchasers, including certain non-public information relating to Cascade’s plans and prospects, in order to secure realistic responses. Mr. Osterman and Duane McDougall, Chair of Cascade’s Audit Committee, authorized Mr. Warren and Mr. Anderson to provide non-public information to selected parties that signed confidentiality agreements.

During February and March of 2012, BofA Merrill Lynch representatives worked with Cascade management to conduct due diligence as to Cascade’s business, draft discussion materials for circulation in the effort to determine possible interest in acquiring Cascade, and identify prospective purchasers. In April 2012, Mr. Warren received discussion materials prepared by BofA Merrill Lynch for circulation to possible prospects and shared the materials with the Cascade Board.

BofA Merrill Lynch then undertook a review of potential financial purchasers, which it determined, in consultation with the Cascade Board, could be more interested than potential strategic purchasers in light of the low cost and availability of funds in private equity versus the relatively small universe of similar industrial companies with likely interest in, as well as in a financial position to complete, an acquisition of Cascade.

On April 17, 2012, Mr. Osterman signed an engagement agreement with BofA Merrill Lynch setting forth the terms of the services that BofA Merrill Lynch would provide to Cascade.

Mr. Warren updated the Cascade Board as to BofA Merrill Lynch’s activities via email on April 29, 2012.

During the first three weeks of May, 2012, BofA Merrill Lynch conducted initial meetings and provided discussion materials regarding Cascade to the principals of each of the five firms which had executed confidentiality agreements. BofA Merrill Lynch met with each firm and provided the discussion materials it had prepared. BofA Merrill Lynch informed each firm that, if it wished to proceed further, it should provide a written indication of interest that included a preliminary per share purchase price, information as to financing of the purchase, due diligence requirements, prospective timeline, and other relevant information.

BofA Merrill Lynch received an indication of interest from one of the firms, Firm A, on May 30, 2012. On June 4, 2012, a second firm, Firm B, submitted its indication of interest. Firm A proposed a valuation range of $55-$60 per share. Firm B suggested a valuation range in the “mid to high fifties dollars per share.” Each firm said it would be relying on debt financing to fund a purchase. No additional indications of interest were received.

The Cascade Board met on the evening of June 5, 2012, prior to its regularly scheduled June 6 meeting, with representatives of BofA Merrill Lynch and Miller Nash. The BofA Merrill Lynch representatives summarized the process to date, including the details of the two indications of interest BofA Merrill Lynch had received and the next steps in the process, including coordinating plant site visits and detailed management presentations for Firm A and Firm B. The Cascade Board and BofA Merrill Lynch discussed possible solicitation of additional potential purchasers but determined that, because other potential bidders identified by the Cascade Board and BofA Merrill Lynch at that time generally were customers of Cascade, contacting them would increase the risk of a leak of the Board’s consideration of a sale to other customers and employees of Cascade, which the Board believed would have a detrimental impact on Cascade’s business. The Cascade Board, in consultation with the BofA Merrill Lynch representatives, then reviewed various considerations as it deliberated as to whether to engage in more definitive discussions with Firm A and Firm B.

At its meeting on June 6, 2012, the Cascade Board voted to authorize BofA Merrill Lynch to continue the process with Firm A and Firm B to determine whether either was prepared to propose a valuation which might prove worthy of further consideration by the Cascade Board.

Between July 10-12, 2012, Mr. Warren and Mr. Anderson had dinner meetings with representatives from Firm A and Firm B and provided tours of Cascade’s Fairview, Oregon plant to each, at which time representatives of each firm met at length with Cascade management. Additional nonpublic information was provided to each firm at this time, including a downward adjustment to Cascade’s projected financial results for the current fiscal year, 2013.

During this period Mr. Warren was mindful of the fact that one potential strategic purchaser, Toyota Industries Corporation (TICO), had a previously expressed interest in acquiring the company, including most recently in a direct approach in July 2009, that Cascade did not pursue. Mr. Warren became concerned that TICO, an important Cascade customer, might view negatively a failure to offer it an opportunity to participate in the process. Mr. Warren telephoned Brett Wood, Chairman of Toyota Material Handling U.S.A., Inc., a TICO subsidiary, on July 19, 2012 and asked Mr. Wood if he would provide initial assistance in establishing direct communication with TICO corporate headquarters in Japan. Mr. Wood agreed. Mr. Warren then requested that Mr. Wood inform TICO that if it still had an interest in acquiring Cascade, this would be an appropriate time to express that interest.

On July 23, 2012, Mr. Wood informed Mr. Warren that Tetsuro Toyoda, TICO’s President, had approved a possible TICO approach to Cascade and that representatives from TICO would like to meet with Mr. Warren for further discussions. It was tentatively agreed that on August 3 Mr. Wood would accompany two representatives from TICO headquarters in Japan to Fairview to introduce them to Mr. Warren and certain members of Cascade’s management. Mr. Warren informed Mr. Osterman and Cascade’s outside counsel of the call.

On July 25, 2012, Mr. Anderson, Cascade CFO Joseph G. Pointer, Cascade Treasurer John C. Cushing and representatives of BofA Merrill Lynch joined in a call with Firm A in which Cascade further discussed the recent downward adjustment to its current year financial results provided on July 12, 2012. On July 27, 2012, in response to a request from Firm B to evaluate a downside case financial projection in the event of a recession, Messrs. Anderson, Pointer, Cushing and representatives of BofA Merrill Lynch joined in a call with Firm B to discuss Cascade’s perspective on a potential downside case.

On July 31, 2012, Firm A informed BofA Merrill Lynch that its valuation range for Cascade was “below the initial range” of $55-$60 per share and declined to make a specific proposal, believing that the per share value it would provide would not meet the Cascade Board’s expectations. On the same date, Firm B also told BofA Merrill Lynch it had adjusted its valuation to “at market (high $40’s).” BofA Merrill Lynch communicated this information to Mr. Warren who relayed the information to the Cascade Board via email.

The Cascade Board met on the afternoon of July 31. BofA Merrill Lynch representatives were in attendance and reported that Firm A had expressed concern as to the reduction in projected fiscal 2013 EBITDA and had questions as to projected returns from planned growth initiatives. Firm B questioned Cascade’s ability to service acquisition debt in the event of a downturn similar to that experienced in fiscal 2010. The Cascade Board agreed to cease discussions with both firms.

Mr. Warren then described his communications with TICO to the Cascade Board. The Cascade Board authorized management to meet with TICO and provide nonpublic information similar to that provided to Firm A and Firm B, conditioned on first securing a confidentiality agreement.

On August 3, 2012, two TICO representatives from Japan, Toru Inagawa, business planning department general manager, and Hitoshi Matsuoka, business planning group senior project manager, accompanied by Mr. Wood, met for a full day and dinner with Mr. Warren and Mr. Anderson. At that time, Messrs. Inagawa, Matsuoka, and Wood delivered to Cascade a signed confidentiality agreement, which included neither standstill nor exclusivity provisions. Cascade furnished TICO with non-public information similar to that provided to Firm A and Firm B.

On August 6, 2012, TICO requested that Cascade provide a suggested timeline and a template for an indication of interest. Mr. Anderson responded by sending TICO a letter from BofA Merrill Lynch outlining the subjects an indication of interest would be expected to cover, including valuation, financing sources, due diligence requirements, and an estimated timeline for conclusion of a transaction. In the correspondence, it was noted that it would be necessary for a TICO indication of interest to be received by August 27, 2012, in order to be considered by the Cascade Board in connection with its next regular board meeting.

On August 8, 2012, Mr. Warren met with Mr. Osterman to report on the TICO meeting. Mr. Osterman relayed the reported information to the Cascade Board and said the Board would review any indication of interest received from TICO on the evening of August 27, prior to its scheduled quarterly meeting.

Beginning August 8, 2012, through the execution of the Merger Agreement, representatives of Nomura Securities (“Nomura”), TICO’s financial adviser, had periodic conversations with BofA Merrill Lynch regarding various matters related to the proposed transaction, including due diligence and merger agreement and tender agreement negotiations, as well as process and timing of the proposed transaction.

On August 27, 2012, TICO delivered a non-binding indication of interest signed by Tetsuro Toyoda to BofA Merrill Lynch, which outlined the opportunities TICO saw in an acquisition of Cascade. The TICO letter expressed a valuation range of $63-$68 per share and indicated that the purchase price would be paid in cash from TICO’s cash on hand, without requiring outside financing. BofA Merrill Lynch conferred with Nomura as to the letter, which BofA Merrill Lynch presented to the Cascade Board that evening.

In presenting the TICO letter to the Cascade Board on August 27, 2012, BofA Merrill Lynch indicated that representatives of Nomura described it as the product of exhaustive work on TICO’s part to determine whether a combination with Cascade would be a sound business proposition from TICO’s point of view. The directors again considered whether other acquirers should be solicited, but determined that further solicitations would increase the risk of disclosure of the sale process, in particular to Cascade’s customers and employees, which the Cascade Board believed would likely have a detrimental impact on Cascade’s business, and risk losing TICO’s further participation.

The Cascade Board also considered the fact that Cascade would be adjusting its fiscal 2013 EBITDA projections downward by an additional $3 million and observed that the adjustment could preclude Cascade from obtaining a successful bid from another firm but would unlikely be detrimental to TICO’s interest in Cascade, given TICO’s long-term focus. The Cascade Board also observed that TICO’s valuation range and ability to conclude a transaction were attractive and consistent with the Cascade Board’s efforts to maximize value for Cascade’s shareholders.

The Cascade Board continued its discussion of the TICO letter on August 28, 2012. The Cascade Board unanimously authorized management to have further discussions with TICO with a goal of securing a firm proposal and negotiating associated documentation for the Cascade Board’s further consideration. BofA Merrill Lynch reported the Cascade Board’s response to Nomura.

On August 29, 2012, Cascade made available a virtual data room for placement of various corporate documents and confidential non-public information relevant to TICO’s due diligence efforts, to which TICO, Nomura and TICO’s legal and accounting advisers were given access. These materials included financial, environmental, legal, operational, human resource and other pertinent corporation documents. TICO and its outside advisors conducted due diligence as to all aspects of Cascade’s business operations over the next several weeks.

Mr. Warren and Mr. Anderson met at a dinner in Los Angeles, California, on September 5, 2012, hosted by TICO Executive Vice President Chiaki Yamaguchi, with Senior Managing Director Kazue Sasaki, Senior Managing Officer Takaki Ogawa, Senior Technical Executive Yorihito Ikenaga and Messrs. Inagawa, Wood and Matsuoka also in attendance. The event was primarily social and the only substantive issue discussed which related to a potential transaction was the future plans of Mr. Warren and Mr. Anderson should a transaction occur. Mr. Yamaguchi expressed TICO’s interest in having Mr. Warren and Mr. Anderson remain with Cascade following a purchase. No employment terms were discussed. Mr. Warren and Mr. Anderson indicated their willingness to remain with Cascade.

On September 6 and 7, 2012, Cascade’s full executive team and certain managers along with representatives of BofA Merrill Lynch met in Portland, Oregon, with TICO executives and representatives of Nomura and

TICO’s outside legal and accounting firms to discuss various due diligence matters. Certain of TICO’s representatives also toured the Cascade plant in Fairview, Oregon. On September 7, 2012, Cascade provided revised financial projections to TICO, which included downward revisions to fiscal 2013 and fiscal 2014 projections. Also, TICO’s outside counsel, White & Case LLP (“W&C”), indicated that a final agreement would be contingent on certain Cascade shareholders, including Mr. Warren and Warren Holdings, LLC, a family-managed limited liability company, as well as a trust for the benefit of a family not related to the Warrens, entering into tender agreements to assure that their shares would be tendered for purchase by TICO, noting their client’s particular sensitivity to perceived deal risk.

TICO personnel visited three Cascade plant sites and its consultants conducted environmental reviews at certain major Cascade locations between September 11 and 14, 2012.

On September 11, 2012, Miller Nash sent a draft of an agreement and plan of merger to W&C on behalf of Cascade.

W&C forwarded revisions to the agreement draft to Miller Nash on September 24, 2012. At that time, W&C also provided a draft of the tender and voting agreement TICO would require Mr. Warren and certain of his affiliates and a trust not related to the Warrens to execute as a condition of approval of a transaction.

On September 27, 2012, Mr. Wood called Mr. Warren to relay a TICO question concerning recent increases in Cascade’s share price. Mr. Warren stated his belief that the share price movement reflected an equity research analyst’s published speculation that Cascade would pay a substantial special dividend prior to the end of 2012. Also on that date, W&C contacted Miller Nash to discuss Cascade’s request for a firm offer price for consideration by the Cascade Board on October 9, 2012, and the steps that would be required to have a more fully-negotiated merger agreement by that point.

On September 28, 2012, W&C and Miller Nash held a telephone conference to negotiate the proposed merger agreement in detail. Miller Nash informed W&C that, while Mr. Warren and certain affiliates would likely be willing to execute a voting and tender agreement, agreement by the unrelated trust was unlikely and involved disclosure risk, as it appeared necessary to obtain the consent of a number of individual beneficiaries.

The Cascade Board met on October 1, 2012, with representatives of BofA Merrill Lynch and Miller Nash attending. At the meeting, the directors again reviewed with Miller Nash their fiduciary duties under Oregon corporation law. BofA Merrill Lynch presented the TICO indication of interest offer range versus current and historical trading levels of Cascade common stock. BofA Merrill Lynch representatives also informed the Cascade Board that TICO anticipated making a specific price proposal prior to the meeting of the Cascade Board then scheduled for October 9, but that any proposal would be subject to formal approval by TICO’s board of directors at a meeting scheduled for October 22.

Miller Nash then provided a summary of negotiations as to a possible merger agreement. After discussion, the Cascade Board authorized Miller Nash to transmit a responsive draft agreement to W&C containing its current position. Mr. Warren and Mr. Anderson informed the Cascade Board that, while TICO had informed them of its desire that they remain with Cascade following a transaction, it had not approached them regarding employment agreements or economic terms of future employment.

The Cascade Board and the BofA Merrill Lynch representatives then considered possible solicitation of companies which BofA Merrill Lynch identified as potentially having a strategic interest in acquiring Cascade, focusing on their possible interest in, and ability to complete, a purchase of Cascade. The directors, after hearing analysis of senior management and BofA Merrill Lynch, concluded that Cascade’s two major global competitors lacked the financial capacity to complete a purchase and that at least one would present major antitrust clearance issues, a number of lift truck original equipment manufacturers had excessive leverage, making financing of a purchase questionable, or had shown no interest in developing an attachment business, and other manufacturers were based in areas where legal protection of Cascade confidential information would be questionable, which the Cascade Board believed would pose substantial commercial risk to Cascade in any discussions. The Cascade Board members were generally quite concerned about the potential competitive harm that would occur if the industry became aware of a sale process by Cascade.

At the close of the discussion, the Cascade Board concluded that a possible TICO transaction presented the clearest possibility of maximizing value to Cascade and its shareholders if Cascade were to be acquired, given TICO’s long-term interest in the lift truck attachment business, its unique prior interest in Cascade, and its financial ability to conclude a transaction on a timely basis.

On October 2, 2012, W&C contacted Miller Nash regarding the status of the merger agreement and the expected date of circulation of a revised draft.

On October 3, 2012, W&C and Miller Nash conducted a telephone conference to discuss required notifications and other regulatory matters regarding the potential transaction. Following the call, W&C and Miller Nash continued to exchange various communications relating to regulatory matters and expected filings. Related communications continued throughout the period leading up to the execution of the Merger Agreement.

Also on October 3, 2012, Miller Nash forwarded a revised draft of the merger agreement to W&C. W&C returned a revised draft to Miller Nash on October 8, 2012.

The Cascade Board met on October 9, 2012. Representatives of BofA Merrill Lynch, who were invited to attend along with representatives of Miller Nash, distributed a letter received from TICO on October 8 proposing a purchase of all outstanding Cascade shares at $64 per share and specifying that Cascade would be obligated to pay a break-up fee equal to 5% of the transaction equity consideration in certain circumstances. The letter highlighted TICO’s financial capability to complete a transaction. The letter referenced the need for tender and voting agreements executed by the Warren interests as well as the unrelated trust.

BofA Merrill Lynch representatives then discussed with the Cascade Board various factors BofA Merrill Lynch would take into consideration if it were to be asked to issue an opinion as to the fairness to Cascade’s shareholders of a transaction at the proposed price from a financial point of view. Miller Nash representatives then provided a detailed review of negotiations with W&C regarding the form of merger agreement to be signed if Cascade and TICO were to decide to proceed with a transaction, including major issues yet to be resolved.

The directors then considered an appropriate response in consultation with the representatives of BofA Merrill Lynch and management and concluded that protracted negotiations would involve significant risk to a transaction that appeared to be advantageous to Cascade’s shareholders. They arrived at the consensus that Cascade should negotiate for a break-up fee lower than the 5% proposed by TICO, and that Cascade should seek improvement of the economic and certain agreement terms of the proposal. The directors discussed current world financial uncertainties and the possibility that, if a growth strategy rather than a sale were pursued, shareholders might not see meaningful returns on that strategy for several years into the future. After further deliberations, the Cascade Board directed the BofA Merrill Lynch representatives to propose a $67 per share price and a 3% break-up fee.

Following the meeting, BofA Merrill Lynch representatives telephoned Nomura and proposed a $67 per share price, and a 3% break-up fee.

Also on October 9, 2012, W&C and Miller Nash held a conference call to discuss certain matters relating to Cascade’s 401(k) plan.

On October 10 and 11, 2012, W&C and Miller Nash held conference calls to discuss issues remaining open under the merger agreement, including (i) circumstances under which Cascade would be permitted to cause TICO to extend the tender offer, (ii) details regarding representations and warranties requested of Cascade by

TICO, (iii) TICO’s request for its fees and expenses to be paid if the agreement terminated under certain circumstances, (iv) details regarding the circumstances under which Cascade would be able to consider a superior proposal, and (v) the timing of payments in the event Cascade accepted a superior proposal following execution of the merger agreement.

On October 12, 2012, Miller Nash sent a revised draft of the proposed merger agreement to W&C.

On October 13, 2012, Mr. Wood called Mr. Warren to relay the message that TICO would be working over the weekend to formulate a response to the proposal received from BofA Merrill Lynch and to inquire as to the time it would take Cascade’s Board to reply if TICO were to improve its proposal. Mr. Warren said Cascade’s Board planned to meet on October 22 to consider any changed TICO proposal.

On October 16, 2012, Cascade management and BofA Merrill Lynch informed Nomura as to Cascade’s operating results for the months of August and September, 2012. On the same date, Miller Nash and W&C conferred via telephone to resolve open issues under the draft merger agreement.

On October 17, 2012, Nomura reported to BofA Merrill Lynch that TICO was prepared, subject to formal approval of its board, to increase its proposed price to $65 per share and to adjust the break-up fee provision to not lower than 4%. Nomura also relayed TICO’s willingness to accept a voting and tender agreement executed by Mr. Warren and certain affiliates without requiring an agreement from the unrelated trust. Cascade’s Board met via telephone later that day, with BofA Merrill Lynch and Miller Nash representatives participating. The BofA Merrill Lynch representatives relayed the substance of their conversation with Nomura, including Nomura’s statement that the $65 figure was final, that TICO had no appetite to negotiate further regarding the price or the termination fee, and that Cascade’s Board should accept or reject the proposal as transmitted. Representatives of BofA Merrill Lynch also noted Nomura’s remark that indications of prospective softness in several Cascade markets made TICO particularly reluctant to improve upon its earlier $64 proposal but that TICO had done so in an effort to get the deal done. Miller Nash representatives present then reviewed negotiations as to specific merger agreement provisions, which had in all cases been resolved favorably to Cascade.

In light of Nomura’s statement to representatives of BofA Merrill Lynch and other factors, several directors indicated that they believed further attempts at negotiation would jeopardize the proposed transaction. Following the meeting, BofA Merrill Lynch informed Nomura that the Cascade Board indicated it would be prepared to accept the revised TICO offer, subject to satisfactory completion of merger agreement negotiations and TICO board approval.

Following the meeting, Miller Nash received a revised agreement draft from W&C which reflected earlier agreements on contract language, and Mr. Warren telephoned Mr. Wood to discuss plans for disclosure of the transaction if the boards of the Cascade and TICO were to agree on a proposal.

On October 19, 2012, W&C and Miller Nash had a telephone conference during which details regarding the merger transaction were resolved and final due diligence actions were discussed.

Reflecting a revised timetable requested by TICO to accommodate time differences between Portland, Oregon, and Kariya, Japan, the Cascade Board met on October 21 to act upon the TICO proposal, with representatives of BofA Merrill Lynch and Miller Nash in attendance. The BofA Merrill Lynch representatives described the process leading to the TICO proposal. Following a review of BofA Merrill Lynch’s financial analysis of the TICO offer, they delivered an oral opinion, which was confirmed by delivery of a written opinion dated October 21, 2012, to the effect that, as of that date and based on and subject to various assumptions and limitations described in its opinion, the $65 per share to be received in the transaction by holders of Cascade common stock (other than shareholders entering into the Tender Agreement), was fair, from a financial point of view, to such holders. Miller Nash then made a presentation regarding the final terms of the proposed merger agreement and answered questions from directors.

Following discussion of the presentations, the directors voted unanimously to approve the Merger Agreement in the form presented to them prior to the meeting, effective as of October 22, 2012, with delivery of the signed agreement to TICO subject to receipt of notification that the TICO board of directors had also approved.

On October 22, 2012, before the U.S. stock markets opened, TICO and Cascade issued a joint press release announcing the execution of the merger agreement and the forthcoming announcement of a tender offer by TICO to acquire all of the issued and outstanding shares of Cascade common stock at a price of $65.00 per share in cash. The press release is filed as Exhibit (a)(5)(A) hereto.

Reasons for the Recommendation

In evaluating the Merger Agreement and the Transactions (including the Offer and the Merger), and recommending that Cascade’s shareholders accept the Offer, tender their Shares to Purchaser pursuant to the Offer and, to the extent required by applicable law, approve the Merger Agreement and the Transactions, the Cascade Board considered numerous factors in consultation with representatives of Cascade’s senior management, its legal advisor, and its financial advisor, BofA Merrill Lynch, including the following material factors and benefits of the Transactions, each of which the Cascade Board believed supported its unanimous determination and recommendation:

•

The Offer Price. The Cascade Board considered the fact that, as of the close of the last trading day before the announcement of the transaction, the value of the Offer Price represented a 19.2% premium over the 30-day average closing price, a 26.7% premium over the 90-day average closing price, and a 31.2% premium over the 1-year average closing price of Cascade’s common stock.

•

Opinion of Cascade’s Financial Advisor. The Cascade Board considered the opinion of BofA Merrill Lynch dated October 21, 2012, to the Cascade Board as to the fairness, from a financial point of view and as of the date of the opinion, of the consideration to be received in the Offer and the Merger by the holders of Shares (other than the Principal Shareholders, as defined below), as more fully described below in the section entitled “Opinion of Cascade’s Financial Advisor.” The shareholders that entered into the Tender Agreement are sometimes referred to as the “Principal Shareholders.”

•

Negotiations with TICO. The Cascade Board considered its belief that, based on the history of negotiations with TICO, the Offer Price was TICO’s best and final offer and the terms of the Merger Agreement include the most favorable terms to Cascade and its shareholders to which TICO was willing to agree, and that TICO was likely to offer the best available price in light of its particular interest in Cascade, as evidenced by its prior expression of interest in a potential transaction.

•

Operating and Financial Condition and Prospects. The Cascade Board considered Cascade’s historical and projected business, financial condition, results of operations, products, earnings, prospects and competitive position. The Cascade Board considered the prospects associated with continuing to operate Cascade as an independent public company, and assessed the range of possible values to its shareholders arising from this alternative, especially in light of the risks that would be faced both in the operation of the business, many of which are set forth in Cascade’s Annual Report on Form 10-K for the fiscal year ended January 31, 2012, and in the implementation of any growth or expansion strategy.

•

Negotiations with Other Interested Parties. The Cascade Board considered the fact that other interested parties had indicated that, after conducting preliminary due diligence, they were not able to support an offer that would likely be acceptable to the Cascade Board, and they declined to provide a firm price even at a much lower valuation than is being paid by TICO.

•

Cash Consideration; Certainty of Value. The Cascade Board considered the fact that the form of consideration payable to shareholders will be cash funded from TICO’s internal sources, which will provide shareholders with certainty of value, while avoiding long-term business risk.

•

Strategic Alternatives. The Cascade Board considered the potential risks and benefits of alternative strategic growth initiatives and concluded that such initiatives involved significant implementation risk and in any event would likely take several years to execute before Cascade and its shareholders realized any resulting financial benefits.

•	Executive Succession. The Cascade Board considered risks and uncertainties posed by foreseeable changes in management leadership due to eventual retirement of key executives.

•

Market Conditions. The Cascade Board considered the current and prospective environment in which Cascade operates, which reflects challenging and uncertain market conditions, especially in certain international markets, such as China, that have been key to Cascade’s earnings growth, and that the Cascade Board expects to continue to be important in the near future.

•	Terms of the Merger Agreement. The Cascade Board considered the terms and conditions of the Merger Agreement, including, but not limited to:

-the fact that Cascade would have the right to terminate the Merger Agreement if the Acceptance Time has not occurred by January 31, 2013 (or March 31, 2013, in the event either Cascade or TICO extend such date because approval by the applicable regulatory authorities has not been obtained), thus limiting the amount of time during which Cascade’s business would be subject to potential uncertainty as to the closing of the Transactions and related disruption;

-the Cascade’s Board’s belief that the terms of the Merger Agreement, including the parties’ representations, warranties and covenants, and the conditions to their respective obligations to consummate the Offer and the Merger, and the circumstances under which the Merger Agreement may be terminated are reasonable and the result of comprehensive arms’ length negotiations; and

-the right of Cascade to terminate the Merger Agreement to accept a superior proposal, subject to the terms and conditions set forth in the Merger Agreement (including TICO’s right to match any superior proposal), including the requirement that Cascade pay a termination fee equal to $30,360,969 in order to do so.

•

Transaction Certainty. The Cascade Board considered the likelihood that the Offer and the Merger will be consummated based on, among other factors, the fact that there is no financing condition to the Offer or the Merger; the fact that the conditions to the Offer and the Merger are specific and limited in scope; the probability of the Offer and the Merger being approved by applicable regulatory authorities, including the Federal Trade Commission (“FTC”) and German competition authorities; and Cascade’s ability to seek specific enforcement of the Merger Agreement.

•

Taxation. The Cascade Board considered the possible advantages to taxable shareholders of attempting to conclude a transaction in the current year and thus avoiding uncertainties relating to U.S. federal income taxation, and particularly, the tax treatment of capital gains in 2013.

•

Top-up Option. Further, the Cascade Board took into account the fact that the Merger Agreement grants the Purchaser the right, if the Offer is completed and Purchase has acquired no less than 65% of the then outstanding shares in the Offer, to purchase a sufficient number of authorized but unissued shares of Cascade common stock through the Top-Up Option to effect a “short-form” merger promptly following the Acceptance Time, which limits the time it may take for non-tendering shareholders to receive cash for their Shares.

The Cascade Board also considered a variety of risks and other potentially negative factors concerning the Offer, the Merger and the Merger Agreement, including the following:

•

Disruption to Cascade’s Business. The Cascade Board considered the potential disruption to Cascade’s business that could result from the public announcement and pendency of the Transactions, including the possible diversion of management and employee attention, potential employee attrition and the potential adverse effects on Cascade’s business relationships.

•

Effect of Failure to Complete the Transactions. The Cascade Board considered the possibility that the Transactions might not be consummated and the adverse effects that a failure to consummate the Transactions could have on Cascade’s business, the market price for Cascade’s Shares and Cascade’s relationships with customers, vendors, and employees.

•	Taxation. The Cascade Board considered the fact that an all-cash transaction will be taxable to Cascade’s shareholders for U.S. federal income tax purposes.

•

No Participation in Future Growth or Earnings. The Cascade Board considered the fact that, because the Offer Price will be paid in cash, Cascade’s shareholders will not participate in future earnings or growth following the Merger and will not benefit from any appreciation in value of the combined company.

•

Interim Restrictions on Business. The Cascade Board considered the fact that the Merger Agreement requires Cascade to obtain TICO’s consent to engage in a variety of actions prior to the completion of the Transactions, which may limit Cascade’s ability to conduct its business in certain respects.

•

Interests of Management. The Cascade Board considered the fact that Cascade’s directors and executive officers have interests in the Offer and the Merger that may be in conflict with or in addition to their interests as Cascade shareholders.

After considering these factors, the Cascade Board concluded that the positive factors relating to the Merger Agreement, the Offer and the Merger substantially outweighed the risks and potentially negative factors, and the Cascade Board believed that the Offer and the Merger were more favorable to Cascade’s shareholders than any other strategic alternative reasonably available to Cascade, including remaining as an independent company.

The foregoing discussion of the information and factors considered by the Cascade Board is not exhaustive, but includes the material factors considered by the Cascade Board. In view of the wide variety of factors considered by the Cascade Board in connection with its evaluation of the Transactions and the complexity of these matters, the Cascade Board did not attempt to quantify, rank or otherwise assign relative weights to the specific factors that it considered in reaching its decision. The Cascade Board evaluated the factors described above and reached consensus that the Merger Agreement, including the Offer and the Merger contemplated therein, were in the best interests of Cascade and its shareholders. In considering the factors described above, individual members of the Cascade Board are likely to have given different weights to different factors.

Intent to Tender

As of October 25, 2012, Cascade’s directors and executive officers, as a group, beneficially owned an aggregate of 1,686,805 Shares (excluding for this purpose Cascade restricted Shares and Shares underlying Cascade Options and Cascade SARs, but including Shares indirectly held through Cascade’s 401(k) plan), representing approximately 15.2% of the outstanding shares. The directors and executive officers of Cascade have informed Cascade that it is their present intention to tender or cause to be tendered all Shares held of record or beneficially by them into the Offer (other than Shares as to which such holder does not have discretionary authority) and, if necessary, to vote such Shares in favor of the approval of the Merger and other transactions contemplated by the Merger Agreement.

Opinion of Cascade’s Financial Advisor

Cascade retained BofA Merrill Lynch to act as Cascade’s financial advisor in connection with the Transactions. BofA Merrill Lynch is an internationally recognized investment banking firm which is regularly engaged in the valuation of businesses and securities in connection with mergers and acquisitions, negotiated underwritings, secondary distributions of listed and unlisted securities, private placements and valuations for corporate and other purposes. Cascade selected BofA Merrill Lynch to act as Cascade’s financial advisor in connection with the Transactions on the basis of BofA Merrill Lynch’s experience in Transactions similar to the Transactions, its reputation in the investment community and with Cascade, and its familiarity with Cascade and its business.

On October 21, 2012, at a meeting of the Cascade Board held to evaluate the Merger Agreement and the Transactions, BofA Merrill Lynch delivered to the Cascade Board an oral opinion, which was confirmed by delivery of a written opinion dated October 21, 2012, to the effect that, as of the date of the opinion and based on and subject to various assumptions and limitations described in its opinion, the consideration to be received in the Offer and the Merger by holders of Cascade common stock (other than the Principal Shareholders) was fair, from a financial point of view, to such holders.

The full text of BofA Merrill Lynch’s written opinion to the Cascade Board, which describes, among other things, the assumptions made, procedures followed, factors considered and limitations on the review undertaken, is attached as Annex II to this Schedule 14D-9 and is incorporated by reference herein in its entirety. The following summary of BofA Merrill Lynch’s opinion is qualified in its entirety by reference to the full text of the opinion. BofA Merrill Lynch delivered its opinion to the Cascade Board for the benefit and use of the Cascade Board (in its capacity as such) in connection with and for purposes of its evaluation of the Transactions. BofA Merrill Lynch’s opinion does not address any terms or other aspects of the Transactions (other than the consideration received in the Offer and the Merger (the “Consideration”) to the extent expressly referenced therein), including, without limitation, the form or structure of the Transactions, the relative merits of the Transactions in comparison to other strategies or Transactions that might be available to Cascade or in which Cascade might engage, or the underlying business decision of Cascade to proceed with or effect the Transactions. BofA Merrill Lynch’s opinion expresses no opinion or recommendation as to whether any shareholder should tender their Shares in the Offer, or if required, how any shareholder should vote in connection with the Merger or any related matter.

In connection with rendering its opinion, BofA Merrill Lynch:

(i) reviewed certain publicly available business and financial information relating to Cascade;

(ii) reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cascade furnished to or discussed with BofA Merrill Lynch by the management of Cascade, including certain financial forecasts relating to Cascade prepared by the management of Cascade, referred to herein as Cascade management forecasts;

(iii) discussed the past and current business, operations, financial condition and prospects of Cascade with members of senior management of Cascade;

(iv) reviewed the trading history for Cascade common stock and a comparison of that trading history with the trading histories of other companies BofA Merrill Lynch deemed relevant;

(v) compared certain financial and stock market information of Cascade with similar information of other companies BofA Merrill Lynch deemed relevant;

(vi) compared certain financial terms of the Transactions to financial terms, to the extent publicly available, of other Transactions BofA Merrill Lynch deemed relevant;

(vii) considered the results of BofA Merrill Lynch’s efforts on behalf of Cascade to solicit, at the direction of Cascade, indications of interest and definitive proposals from third parties with respect to a possible acquisition of Cascade;

(viii) reviewed a draft, dated October 20, 2012, of the agreement and plan of merger; and

(ix) performed such other analyses and studies and considered such other information and factors as BofA Merrill Lynch deemed appropriate.

In arriving at its opinion, BofA Merrill Lynch assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with it and relied upon the assurances of the management of Cascade that they were not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Cascade management forecasts, BofA Merrill Lynch was advised by Cascade, and assumed, that they were reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cascade as to the future financial performance of Cascade. For further discussion of the Cascade management forecasts, see Item 8. “Additional Information—Prospective Financial Information.” BofA Merrill Lynch did not make and was not provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cascade, nor did it make any physical inspection of the properties or assets of Cascade. BofA Merrill Lynch did not evaluate the solvency or fair value of Cascade or TICO under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. BofA Merrill Lynch assumed, at the direction of Cascade, that the Transactions would be consummated in accordance with the terms of the agreement and plan of merger, without waiver, modification or amendment of any material term, condition or agreement therein and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transactions, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, would be imposed that would have an adverse effect on Cascade or the contemplated benefits of the Transactions. BofA Merrill Lynch also assumed that the final executed agreement and plan of merger would not differ in any material respect from the draft it reviewed.

BofA Merrill Lynch expressed no view or opinion as to any terms or other aspects of the Transactions (other than the Consideration to the extent expressly specified in its opinion), including, without limitation, the form or structure of the Transactions. BofA Merrill Lynch’s opinion was limited to the fairness, from a financial point of view, of the consideration to be received in the Transactions by holders of Cascade common stock (other than the Principal Shareholders) and no opinion or view was expressed with respect to any consideration received in connection with the Transactions by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view was expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transactions, or class of such persons, relative to the Consideration. Furthermore, no opinion or view was expressed as to the relative merits of the Transactions in comparison to other strategies or transactions that might be available to Cascade or in which Cascade might engage or as to the underlying business decision of Cascade to proceed with or effect the Transactions. BofA Merrill Lynch did not express any opinion as to the prices at which Cascade common stock would trade at any time, including following announcement or consummation of the Transactions. In addition, BofA Merrill Lynch expressed no opinion or recommendation as to whether any shareholder should tender their shares of Cascade common stock into the Offer, or if required, how any shareholder should vote or act in connection with the Merger or any related matter. Cascade imposed no other limitations on the investigations made or procedures followed by BofA Merrill Lynch in rendering its opinion.

BofA Merrill Lynch’s opinion was necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to BofA Merrill Lynch as of, the date of its opinion. It should be understood that subsequent developments may affect its opinion, and BofA Merrill Lynch does not have any obligation to update, revise or reaffirm its opinion. The issuance of BofA Merrill Lynch’s opinion was approved by BofA Merrill Lynch’s Americas Fairness Opinion Review Committee.

The following represents a brief summary of the material financial analyses presented by BofA Merrill Lynch to the Cascade Board in connection with its opinion. The financial analyses summarized below include information presented in tabular format. In order to fully understand the financial analyses performed by BofA Merrill Lynch, the tables must be read together with the text of each summary. The tables alone do not constitute a complete description of the financial analyses performed by BofA Merrill Lynch. Considering the data set forth in the tables below without considering the full narrative description of the financial analyses, including the methodologies and assumptions underlying the analyses, could create a misleading or incomplete view of the financial analyses performed by BofA Merrill Lynch.

Selected Publicly Traded Companies Analysis

BofA Merrill Lynch reviewed publicly available financial and stock market information for Cascade and the following nine (9) publicly traded industrial companies that manufacture engineered products:

•	Valmont Industries, Inc.

•	IDEX Corporation

•	Actuant Corporation

•	Lindsay Corporation

•	Titan International, Inc.

•	Tennant Company

•	Astec Industries, Inc.

•	Blount International, Inc.

•	Columbus McKinnon Corporation

BofA Merrill Lynch reviewed, among other things, per share equity values, based on closing stock prices on October 19, 2012, of the selected publicly traded companies as a multiple of calendar year 2013 estimated earnings per share (commonly referred to as EPS). BofA Merrill Lynch also reviewed enterprise values of the selected publicly traded companies, calculated as equity values based on closing stock prices on October 19, 2012, plus debt, less cash, as a multiple of estimated earnings before interest, taxes, depreciations and amortization (commonly referred to as EBITDA) for each of calendar year 2012 and calendar year 2013, and as a multiple of EBITDA less capital expenditures (commonly referred to as Capex) for each of calendar year 2012 and calendar year 2013. BofA Merrill Lynch then applied (i) calendar year 2013 EPS multiples of 9.00x to 11.00x derived from the selected publicly traded companies to Cascade’s estimated EPS for the fiscal year ending January 31, 2014, (ii) calendar year 2012 EBITDA multiples of 6.00x to 7.00x derived from the selected publicly traded companies to Cascade’s estimated EBITDA for the fiscal year ending January 31, 2013, (iii) calendar year 2013 EBITDA multiples of 5.25x to 6.00x derived from the selected publicly traded companies to Cascade’s estimated EBITDA for the fiscal year ending January 31, 2014, (iv) calendar year 2012 EBITDA less Capex multiples of 7.50x to 8.50x derived from the selected publicly traded companies to Cascade’s estimated EBITDA less Capex for the fiscal year ending January 31, 2013 and (v) calendar year 2013 EBITDA less Capex multiples of 6.25x to 7.00x derived from the selected publicly traded companies to Cascade’s estimated EBITDA less Capex for the fiscal year ending January 31, 2014. Estimated financial data of the selected publicly traded companies were based on research analysts’ estimates obtained from FactSet, an online investment research and database service used by financial institutions, and Cascade management forecasts. This analysis indicated the following approximate implied per share equity value reference ranges for Cascade (rounded to the nearest $0.25), as compared to the Consideration:

Implied Per Share Equity Value Reference Ranges for Cascade					Consideration
2013E EPS	2012E EBITDA	2013E EBITDA	2012E EBITDA – CAPEX	2013E EBITDA – CAPEX
$47.25 – $57.75	$50.50 – $58.25	$50.00 – $56.50	$51.50 – $57.75	$50.00 – $55.50	$65.00

No company used in this analysis is identical or directly comparable to Cascade. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the public trading or other values of the companies to which Cascade was compared.

Selected Precedent Transactions Analysis

BofA Merrill Lynch reviewed, to the extent publicly available, financial information relating to the following 21 selected transactions involving industrial companies that manufacture engineered products:

Acquiror	Target
• AGCO Corporation	• GSI Holdings Corp.
• KPS Capital Partners, LP	• Paladin Brands Holding, Inc. & Crenlo LLC
• Blount International, Inc.	• Woods Equipment Company
• Terex Corporation	• Demag Cranes AG
• Unitas Capital	• Hyva Holding B.V.
• Regal-Beloit Corporation	• Electrical products business of A.O. Smith Corporation
• Griffon Corporation	• Ames True Temper, Inc.
• Bucyrus International, Inc.	• DBT GmbH
• Nidec Corporation	• Motors and actuators business of Valeo S.A.
• KKR and Goldman Sachs Capital Partners	• Linde Material Handling (KION Group)
• Apollo Management, L.P.	• Rexnord Corporation
• Regal-Beloit Corporation	• HVAC business of General Electric Company
• Genstar Capital, L.P.	• Colfax Power Transmission Group
• The Cypress Group & OMERS Private Equity	• Affinia Group Inc.
• Castle Harlan, Inc.	• Ames True Temper, Inc.
• Parker-Hannifin Corporation	• Denison International plc
• AGCO Corporation	• Valtra Corporation
• The Carlyle Group	• United Components, Inc.
• Tecumseh Products Company	• Fasco Motors
• The Carlyle Group	• Rexnord Corporation

BofA Merrill Lynch reviewed transaction values, calculated as the enterprise value implied for the target company based on the consideration payable in the selected transaction, as a multiple of the target company’s EBITDA for the prior 12 consecutive months ending on the most recent reported fiscal quarter prior to the date of announcement of each of the selected transactions, commonly referred to as LTM EBITDA. BofA Merrill Lynch then applied LTM EBITDA multiples of 6.00x to 8.00x derived from the selected transactions to Cascade’s LTM (ending July 31, 2012) EBITDA. Estimated financial data of the selected transactions were based on publicly available information at the time of announcement of the relevant transaction. Financial data of Cascade were based on Cascade’s public filings with the SEC and information provided by Cascade management. This analysis indicated the following approximate implied per share equity value reference ranges for Cascade (rounded to the nearest $0.25), as compared to the consideration:

Implied Per Share Equity Value Reference Ranges for Cascade	Consideration
LTM (7/31/2012) EBITDA
$50.50 – $65.50	$65.00

No company, business or transaction used in this analysis is identical or directly comparable to Cascade or the Transactions. Accordingly, an evaluation of the results of this analysis is not entirely mathematical. Rather, this analysis involves complex considerations and judgments concerning differences in financial and operating characteristics and other factors that could affect the acquisition or other values of the companies, business segments or transactions to which Cascade and the Transactions were compared.

Discounted Cash Flow Analysis (Exit Multiple Method)

BofA Merrill Lynch performed a discounted cash flow analysis of Cascade to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Cascade was forecasted to generate during Cascade’s fiscal years 2013 (second half) through 2017 based on Cascade management forecasts, using an exit multiple method. BofA Merrill Lynch calculated terminal values for Cascade by applying EBITDA exit multiples of 6.00x to 7.00x to Cascade’s fiscal year 2017 estimated EBITDA. The cash flows and terminal values were then discounted to present value as of July 31, 2012, using discount rates ranging from 11.0% to 13.0%, which were based on an estimate of Cascade’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for Cascade (rounded to the nearest $0.25), as compared to the consideration:

Implied Per Share Equity Value Reference Range for Cascade	Consideration
Exit Multiple Method
$58.75 – $69.50	$65.00

Discounted Cash Flow Analysis (Perpetuity Growth Method)

BofA Merrill Lynch performed a discounted cash flow analysis of Cascade to calculate the estimated present value of the standalone unlevered, after-tax free cash flows that Cascade was forecasted to generate during Cascade’s fiscal years 2013 (second half) through 2017 based on Cascade management forecasts, using a perpetuity growth method. BofA Merrill Lynch calculated terminal values for Cascade by applying terminal perpetuity growth rates of 2.0% to 3.0% to Cascade’s estimated normalized unlevered free cash flow as of the end of Cascade’s fiscal year 2017. The cash flows and terminal values were then discounted to present value as of July 31, 2012, using discount rates ranging from 11.0% to 13.0%, which were based on an estimate of Cascade’s weighted average cost of capital. This analysis indicated the following approximate implied per share equity value reference ranges for Cascade (rounded to the nearest $0.25), as compared to the consideration:

Implied Per Share Equity Value Reference Range for Cascade	Consideration
Perpetuity Growth Method
$53.50 – $71.25	$65.00

Other Factors

In rendering its opinion, BofA Merrill Lynch also reviewed and considered other factors, including:

•	publicly available research analyst reports;

•	historical trading prices of Cascade common shares during the 52-week period ended October 19, 2012; and

•

the implied per share equity value reference ranges for Cascade (rounded to the nearest $0.25), as compared to the consideration, resulting from an illustrative leveraged buyout analysis, which was based on estimated exit values for Cascade calculated by applying Cascade’s estimated fiscal year 2017 adjusted EBITDA to a selected range of exit multiples of 6.00x to 7.00x and assumed maximum leverage of 4.0x based on projected LTM (ending October 31, 2012) EBITDA.

Miscellaneous

As noted, the discussion set forth above is a summary of the material financial analyses presented by BofA Merrill Lynch to the Cascade Board in connection with its opinion and is not a comprehensive description of all analyses undertaken by BofA Merrill Lynch in connection with its opinion. The preparation of a financial opinion is a complex analytical process involving various determinations as to the most appropriate and relevant methods of financial analysis and the application of those methods to the particular circumstances and, therefore, a financial opinion is not readily susceptible to partial analysis or summary description. BofA Merrill Lynch believes that its analyses summarized above must be considered as a whole. BofA Merrill Lynch further believes that selecting portions of its analyses and the factors considered or focusing on information presented in tabular format, without considering all analyses and factors or the narrative description of the analyses, could create a misleading or incomplete view of the processes underlying BofA Merrill Lynch’s analyses and opinion. The fact that any specific analysis has been referred to in the summary above is not meant to indicate that such analysis was given greater weight than any other analysis referred to in the summary.

In performing its analyses, BofA Merrill Lynch considered industry performance, general business and economic conditions and other matters, many of which are beyond the control of Cascade. The estimates of the future performance of Cascade in or underlying BofA Merrill Lynch’s analyses are not necessarily indicative of actual values or actual future results, which may be significantly more or less favorable than those estimates or those suggested by BofA Merrill Lynch’s analyses. These analyses were prepared solely as part of BofA Merrill Lynch’s analysis of the fairness, from a financial point of view, of the Consideration and were provided to the Cascade Board in connection with the delivery of BofA Merrill Lynch’s opinion. The analyses do not purport to be appraisals or to reflect the prices at which a company might actually be sold or the prices at which any securities have traded or may trade at any time in the future. Accordingly, the estimates used in, and the ranges of valuations resulting from, any particular analysis described above are inherently subject to substantial uncertainty and should not be taken to be BofA Merrill Lynch’s view of the actual values of Cascade.

The type and amount of consideration payable in the Transactions were determined through negotiations between Cascade and TICO, rather than by any financial advisor, and were approved by the Cascade Board. The decision to enter into the Merger Agreement was solely that of the Cascade Board. As described above, BofA Merrill Lynch’s opinion and analyses were only one of many factors considered by the Cascade Board in its evaluation of the proposed Transactions and should not be viewed as determinative of the views of the Cascade Board or management with respect to the Transactions or the Consideration.

Cascade has agreed to pay BofA Merrill Lynch for its services in connection with the Transactions an aggregate fee of approximately $10,500,000, a portion of which was paid as a retainer, a portion of which was paid upon delivery of BofA Merrill Lynch’s opinion and a significant portion of which is contingent upon consummation of the Transactions. Cascade also has agreed to reimburse BofA Merrill Lynch for its expenses incurred in connection with BofA Merrill Lynch’s engagement, subject to certain limitations, and to indemnify BofA Merrill Lynch, any controlling person of BofA Merrill Lynch and each of their respective directors, officers, employees, agents and affiliates against specified liabilities, including liabilities under the federal securities laws.

BofA Merrill Lynch and its affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of their businesses, BofA Merrill Lynch and its affiliates invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in the equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Cascade, TICO and certain of TICO’s affiliates.

BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Cascade and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as arranger, book runner and administrative agent for, and lender under, certain credit facilities and letters of credit of Cascade, (ii) having provided or providing certain derivatives and foreign exchange trading services to Cascade, and (iii) having provided or providing certain treasury and trade services and products to Cascade.

In addition, BofA Merrill Lynch and its affiliates in the past have provided, currently are providing, and/or in the future may provide, investment banking, commercial banking and other financial services to TICO and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as arranger and book runner for, and lender under, certain credit facilities, letters of credit and leasing facilities of certain affiliates of TICO, (ii) having acted as manager and book runner for various debt offerings of certain affiliates of TICO, (iii) having acted as credit rating advisor for an affiliate of TICO, (iv) having provided or providing certain derivatives, fixed income and foreign exchange trading services to certain affiliates of TICO and (v) having provided or providing certain treasury and trade services and products to certain affiliates of TICO.

Item 5.  Person/Assets, Retained, Employed, Compensated or Used.

Cascade retained BofA Merrill Lynch as its exclusive financial advisor to advise Cascade in connection with certain potential transactions involving Cascade. Additional information pertaining to the retention of BofA Merrill Lynch is set forth in Item 4—“Opinion of Cascade’s Financial Advisor” and “Background of the Offer.”

Pursuant to an engagement letter dated April 17, 2012, Cascade has agreed to pay BofA Merrill Lynch certain compensation for its services and reimbursement of expenses in connection with the Transactions as described under the subheading “Miscellaneous” in Item 4—“Opinion of Cascade’s Financial Advisor” above.

Except as set forth above, neither Cascade nor any person acting on its behalf has or currently intends to employ, retain or compensate any person to make solicitations or recommendations to the shareholders of Cascade on its behalf with respect to the Offer.

Item 6.  Interest in Securities of the Subject Company.

No transactions with respect to Cascade common stock have been effected by Cascade or, to Cascade’s knowledge after making reasonable inquiry, by any of its executive officers, directors, affiliates or subsidiaries, other than the grant of the Top-Up Option pursuant to the Merger Agreement and the agreements set forth in the Tender Agreement during the past 60 days.

Item 7.  Purposes of the Transaction and Plans or Proposals.

Except as indicated in this Schedule 14D-9, Cascade is not undertaking or engaged in any negotiations in response to the Offer that relate to (i) a tender offer for or other acquisition of Cascade’s securities by Cascade, any of its subsidiaries, or any other person, (ii) any extraordinary transaction, such as a merger, reorganization or liquidation, involving Cascade or any of its subsidiaries, (iii) any purchase, sale or transfer of a material amount of assets of Cascade or any of its subsidiaries or (iv) any material change in the present dividend rate or policy, or indebtedness or capitalization of Cascade.

Except as set forth in this Schedule 14D-9, there are no transactions, board resolutions, agreements in principle or signed contracts that were entered into in response to the Offer that relate to, or would result in, one or more of the matters referred to in the preceding paragraph.

Item 8.  Additional Information.

Regulatory Approvals

The Offer is conditioned on the expiration or termination of the applicable waiting periods (the “HSR Approval”) required pursuant to the Hart-Scott-Rodino Antitrust Improvement Act of 1976, as amended (the “HSR Act”), and the receipt of appropriate approvals or expiration of applicable waiting periods under the German Act Against Restraints of Competition. If Purchaser’s acquisition of Shares is delayed due to a failure to satisfy any condition, the Offer may be extended in certain circumstances. See Section 1—“Terms of the Offer” in the Offer to Purchase.

U.S. Antitrust Clearance

Under the HSR Act, transactions meeting certain valuation thresholds may not be consummated unless certain information has been furnished to the FTC and the DOJ, and applicable waiting period requirements have been satisfied. The purchase of Shares pursuant to the Offer is subject to such requirements. See Section 16—“Certain Legal Matters; Regulatory Approvals” in the Offer to Purchase.

Pursuant to the requirements of the HSR Act, on October 31, 2012, TICO filed a Notification and Report Form with the antitrust agencies with respect to its potential acquisition of Cascade. On November 2, 2012, Cascade also filed its required notification form.

At any time before or after Purchaser’s acquisition of Cascade common stock pursuant to the Offer, the DOJ or the FTC could take such action under the antitrust laws as either deems necessary or desirable in the public interest, including seeking to enjoin the purchase of Cascade common stock pursuant to the Offer, or seeking the divestiture of Cascade common stock acquired by TICO or the divestiture of substantial assets of Cascade or its subsidiaries or TICO or its subsidiaries. State attorneys general and private parties may also bring legal action under the antitrust laws. There can be no assurance that a challenge to the Offer on antitrust grounds will not be made or, if such a challenge is made, the result thereof.

If any waiting period under the HSR Act applicable to the Offer has not expired or been terminated prior to the Expiration Date, or if the FTC, the DOJ, a state attorney general, or a private party obtains an order enjoining the purchase of Cascade common stock, then TICO will not be obligated to proceed with the Offer or the purchase of any Cascade common stock not previously purchased pursuant to the Offer. Additionally, TICO may terminate the Offer if there is a legal restraint having the effect of permanently restraining, enjoining, or otherwise prohibiting any of the Transactions in effect that has become final and non-appealable.

German Act Against Restraints Clearance

The transaction is subject to the German Act Against Restraints of Competition and the German Federal Cartel Office in Bonn, Germany, will review the transaction. The Cartel Office will review the proposed acquisition for anticompetitive effects, including, without limitation, whether the transaction will create or strengthen a dominant position in the relevant market. In particular, the Cartel Office will assess the competitive overlap between Cascade and TICO, the strength of both companies in the relevant market, and alternative supply sources for customers.

Top-Up Option.

The Merger Agreement provides that TICO and Purchaser have an irrevocable one-time option (the “Top-Up Option”), subject to certain conditions, to purchase from Cascade a number of Shares (the “Top-Up Shares”) equal to the lowest number of Shares that, when added to the Shares that TICO and its subsidiaries (including Purchaser) own at the time of exercise of the Top-Up Option, would constitute one share more than 90% of the Shares outstanding, at an exercise price per Top-Up Share equal to the Offer Price. Purchaser may, and at the request of Cascade, Purchaser must (and at the request of Cascade, TICO shall cause Purchaser to) exercise the Top-Up Option, only if (i) the exercise of the Top-Up Option and the issuance and delivery of the Top-Up Shares is not prohibited by any law or legal restraint, (ii) the Top-Up Option is exercisable for not more than the number of authorized but unissued (and not reserved for issuance) Shares at the time of exercise, and (iii) Purchaser irrevocably commits upon exercise of the Top-Up Option to promptly effect a short-form merger following such exercise. TICO and Purchaser may exercise the Top-Up Option once, in whole but not in part, promptly after the acceptance for payment by Purchaser of Shares pursuant to the Offer representing no less than 65% of the then outstanding Shares. The Top-Up Option will terminate upon the earlier of (a) the termination of the Merger Agreement and (b) the consummation of the Merger.

The purchase price for the Top-Up Shares will be paid, at the election of TICO and Purchaser, either (i) in cash or (ii) partially in cash at an amount equal to not less than the aggregate par value of such Top-Up Shares and in part by delivery of a promissory note for the balance of the purchase price, which promissory note shall (1) be due on the first anniversary of the closing of the purchase of the Top-Up Shares, and (2) bear simple interest of five percent per annum, payable quarterly, (3) have full recourse to TICO, (4) be able to be prepaid at any time, in whole or in part, without premium or penalty and (5) provide that the unpaid principal and accrued interest thereunder shall immediately become due and payable (x) in the event that Purchaser fails to make any payment of interest as provided therein and such failure continues for a period of 30 days or (y) upon the occurrence of customary bankruptcy or insolvency events with respect to Purchaser. The Cascade Board has determined that such consideration for the Top-Up Shares is adequate.

This summary is qualified in its entirety by reference to the Merger Agreement.

Short-Form Merger

Each of Section 60.491 of the OBCA and Section 253 of the DGCL provides that a corporation owning at least 90% of the outstanding shares of each class of a subsidiary corporation may merge the subsidiary into itself or merge itself into the subsidiary without approval of the shareholders of the subsidiary (such merger, a “short-form merger”). Accordingly, if, as a result of the Offer (as it may be extended from time to time pursuant to the Merger Agreement) and the exercise, if any, of the Top-Up Option, Purchaser directly or indirectly owns at least 90% of the outstanding Shares, TICO, Purchaser, and Cascade will take such actions as are necessary to effect the Merger through a short-form merger without obtaining the approval of Cascade’s remaining shareholders.

Shareholder Approval

Cascade has represented in the Merger Agreement that the affirmative vote of the holders of a majority of the outstanding Shares (if required by applicable law) is the only vote of the holders of any of Cascade’s capital stock necessary in connection with the consummation of the Merger. The Cascade Board has approved the Merger Agreement, including the Offer and the Merger, in accordance with the OBCA. If TICO, Purchaser and any of TICO’s other subsidiaries hold, in the aggregate, at least 90% of the issued and outstanding Shares after completion of the Offer (and the exercise, if any, of the Top-Up Option), Purchaser will merge with and into Cascade under the short-form merger provisions of the OBCA and the DGCL, without prior notice to, or any action by, any other shareholder of Cascade. If, after completion of the Offer (as it may be extended from time to time pursuant to the Merger Agreement), Purchaser and its affiliates own more than 50% but less than 65% of the outstanding Shares, Cascade will hold a shareholders meeting to obtain shareholder approval of the Merger. In any event, if the Minimum Condition is satisfied and the purchase of the Shares by Purchaser pursuant to the Offer is effected, Purchaser will own a majority of the outstanding Shares and will be able to effect the Merger without the affirmative vote of any other Cascade shareholder.

Board Actions to Render State Law Restrictions Inapplicable

Oregon Business Combination Statute

Cascade is subject to the provisions of Sections 60.825 to 60.845 of the OBCA (the “Oregon Business Combination Statute”), which impose certain restrictions on business combinations involving Cascade. The following description is not complete and is qualified in its entirety by reference to the provisions of the Oregon Business Combination Statute. Section 60.835 of the OBCA prevents certain “business combinations” with an “interested shareholder” (generally, any person who owns or has the right to acquire 15% or more of a corporation’s outstanding voting stock) for a period of three years following the time such person became an interested shareholder, unless, among other things, prior to the time the interested shareholder became an interested shareholder, the board of directors of the corporation approved either the business combination or the transaction in which the interested shareholder became an interested shareholder.

The Merger Agreement and the Transactions, including the Offer and the Merger, have been approved by the Cascade Board, and therefore the Oregon Business Combination Statute does not apply to the Merger Agreement and the Transactions.

Oregon Control Share Act

Under Sections 60.801 to 60.816 of the OBCA (the “Oregon Control Share Act”), unless the articles of incorporation or bylaws otherwise provide, shares of an issuing public corporation (a corporation with more than 100 record or beneficial shareholders, assets with a fair market value equaling at least $1 million and meeting certain shareholder residence requirements) acquired by a person that causes the acquiring person to hold voting power exceeding one-fifth, one-third or one-half of the total voting power, have no voting rights. This restriction does not apply to shares acquired directly from the issuing public corporation, shares acquired in certain specified transactions, or shares which have had their full voting power restored by the vote of a majority of the shareholders of the corporation. The Oregon Control Share Act does not apply to the Merger Agreement and the transactions contemplated thereby, including the Offer and Merger, because Cascade’s bylaws were amended to provide that the Oregon Control Share Act does not apply to acquisitions of Cascade’s voting shares.

Other State Takeover Laws

A number of states have adopted laws which purport, to varying degrees, to apply to attempts to acquire corporations that are incorporated in, or which have substantial assets, shareholders, principal executive offices or principal places of business or whose business operations otherwise have substantial economic effects in, such states. To the extent that certain provisions of these laws purport to apply to the Offer or the Merger, we believe that there are reasonable bases for contesting such laws.

Legal Proceedings

On November 1, 2012, a putative shareholder class action complaint was filed in the Circuit Court of the State of Oregon for the County of Multnomah, captioned IBEW Local 98 Pension Fund v. Cascade Corporation, et al., Case No.1211-13867. The complaint names as defendants Cascade, TICO, Purchaser, and each of the Cascade directors (“Individual Defendants”). The complaint alleges generally that Individual Defendants have breached their fiduciary duties and that Cascade, TICO and Purchaser aided and abetted the purported breaches of fiduciary duties. The complaint includes, among others, allegations that the Individual Defendants breached their fiduciary duties by initiating a sales process that undervalued Cascade, vesting themselves with benefits not shared equally by Cascade or the public shareholders, capping the price of Cascade at a level that does not adequately reflect Cascade’s true value and failing to ensure a fair process and maximization of shareholder value. The relief sought includes, among other things, an injunction prohibiting consummation of the proposed transaction, rescission (to the extent the proposed transaction has already been consummated) and the payment of plaintiffs’ attorneys’ fees and costs. Cascade, TICO and Purchaser believe the plaintiffs’ allegations lack merit.

Dissenters’ Rights

Holders of Shares tendered in the Offer will not be entitled to exercise statutory dissenters’ rights under the OBCA. In addition, Cascade anticipates that a shareholder who does not tender its Shares in the Offer will not have dissenters’ rights under the OBCA in connection with the Merger because, under Section 60.554(3) of the OBCA, holders of Shares will not have dissenters’ rights if the Cascade common stock continues to be quoted on the NYSE on the record date for the shareholder meeting to approve the Merger, if any, or on the date the Merger becomes effective as a short-form merger.

If Shares are not registered on a national securities exchange on the record date of any shareholder meeting, or on the date the Merger is effective under Section 60.491 of the OBCA, as applicable, holders of Shares would be entitled to exercise dissenters’ rights. Under the OBCA, shareholders who have the right to dissent and who comply with the applicable statutory procedures are entitled to receive the fair value of their Shares (excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable)

and to receive payment of such fair value in cash, together with accrued interest. If a dissenting shareholder has followed the procedures required by the dissenters’ rights statutes and a dissenting shareholder and Cascade cannot agree on the fair value of the Shares, Cascade must commence a proceeding for judicial appraisal of the fair value of the Shares. Any such judicial determination of the fair value of the Shares could be based upon factors other than, or in addition to, the price per share to be paid in the Merger or the market value of the Shares. The value so determined could be more or less than the price per share to be paid in the Merger. Failure to follow the steps required by the OBCA for perfecting dissenters’ rights is likely to result in the loss of such rights.

The preceding discussion is not a complete statement of the law pertaining to dissenters’ rights under Oregon law and is qualified in its entirety by the provisions of the OBCA addressing dissenters’ rights attached as Annex III to this Schedule 14D-9. If Cascade’s Shares are no longer registered on a national securities exchange when so required and dissenters’ rights therefore become applicable, a shareholder’s right to dissent and to receive payment of the “fair value” of the Shares depends on strict compliance with Oregon law, and any shareholder wishing to exercise that right should review the provisions of the OBCA attached to this Schedule 14D-9 as Annex III carefully.

Golden Parachute Payments

Pursuant to Item 402(t) of Regulation S-K, Cascade is required to provide certain information about “golden parachute payments” that may be implicated by a transaction to which this Information Statement pertains. That information is set forth in Item 3 of this Schedule 14D-9 under the heading “Information Regarding Golden Parachute Compensation” and is incorporated herein by reference.

Prospective Financial Information

Cascade does not normally make public projections as to future performance or earnings, as it believes projections, particularly over extended periods, are not reliable due to the significant difficulties in establishing, and the inherent unpredictability of, the assumptions and estimates that go into all projections and the inherent volatility of Cascade’s business. Nonetheless, Cascade provided, among other information, certain financial projections prepared by Cascade’s management to the Cascade Board and to BofA Merrill Lynch in connection with the evaluation of the Transactions. In addition, certain of these financial projections were also provided to TICO and its financial advisor. Certain prospective financial information was first provided to TICO on August 3, 2012, with an update as of September 7, 2012, to reflect revised expectations. Prospective information provided August 3, 2012, included projected revenues, earnings before interest and taxes (“EBIT”), earnings before interest, taxes, depreciation and amortization, adjusted to add back equity compensation related expense (“Adj. EBITDA”), capital expenditures and changes in net working capital, while information provided September 7, 2012, included projected revenues, gross profit, sales, general & administrative expenses (“SG&A”), EBIT, Adj. EBITDA, capital expenditures and changes in net working capital.

The prospective financial information was prepared solely for internal use and was not prepared for use in the documents relating to the Offer or with a view toward compliance with published guidelines of the SEC, the guidelines established by the American Institute of Certified Public Accountants for preparation and presentation of financial forecasts, or U.S. generally accepted accounting principles (“GAAP”). Cascade’s independent registered public accounting firm did not compile, examine, or perform any procedures with, or express any opinion with respect to, the financial information included below.

The prospective financial information reflects numerous estimates and assumptions made by Cascade with respect to industry performance, general business, economic, regulatory, market and financial conditions and other future events, as well as matters specific to Cascade’s business, including estimated future benefits of possible strategic transactions, all of which are difficult to predict and many of which are beyond Cascade’s control. As such, the prospective financial information constitutes forward-looking information and is subject to the various risks and uncertainties that could cause actual results to differ materially from the results forecasted, including, but not limited to, general business and economic conditions, changes in customer requirements or preferences, competition,

Cascade’s ability to implement and execute on its plans and proposals, changes in Cascade’s performance, changes in the industries in which Cascade operates, and the various risks set forth in Cascade’s reports filed with the SEC, including, in particular, its Annual Report on Form 10-K for the year ended January 31, 2012. There can be no assurance that the prospective results will be realized or that actual results will not be significantly lower than forecast, and the risk of discrepancies increases significantly the further into the future the projected financial period is. In light of the various risks and uncertainties inherent in Cascade’s prospective information, shareholders are cautioned not to place reliance on the prospective information included in this Schedule 14D-9. All prospective financial information should be evaluated only in conjunction with the historical financial statements and other information regarding Cascade contained in Cascade’s public filings with the SEC.

In addition to risks arising from the forward-looking nature of all projections, the assumptions upon which the prospective information was based involve judgments with respect to, among other things, future economic, competitive and regulatory conditions that are difficult to predict accurately and frequently beyond Cascade’s control. The prospective information also reflects assumptions as to certain business decisions that are subject to change and significant implementation or execution risks. None of Cascade, TICO, Purchaser or any of their financial advisors or any of their affiliates or representatives makes any representation regarding the validity, reasonableness, accuracy or completeness of the prospective information described below. In addition, none of Cascade, TICO, or Purchaser intends to, and each of them disclaims any obligation to, update, revise or correct prospective financial information included herein if it is or becomes inaccurate (even in the short term).

The prospective financial information does not take into account any circumstances or events occurring after the respective date prepared, including the Transactions. There can be no assurance that the announcement of the Transactions will not adversely affect Cascade’s business, which would make it difficult to achieve projected results. Further, the prospective financial information does not take into account the effect of any failure of the Transactions to occur and would not be accurate in that case.

The following is a summary of the prospective financial information Cascade provided to TICO on August 3, 2012:

	Fiscal Year Ending January 31,
	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$556	605	657	709	764
EBIT	$84	96	104	112	121
Adj. EBITDA	$96	109	119	128	138
Change in Net Working Capital	$(6)	(13)	(15)	(14)	(15)
Capital Expenditures	$(16)	(17)	(18)	(20)	(21)

The following is a summary of the updated prospective financial information Cascade provided to TICO on September 7, 2012, which was used by BofA Merrill Lynch in connection with its review of the Transactions:

	Fiscal Year Ending January 31,
	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Revenue	$543	596	653	709	759
Gross Profit	$169	184	200	215	230
SG&A	$90	94	98	102	107
EBIT	$80	91	102	113	123
Adj. EBITDA	$93	105	117	128	139
Change in Net Working Capital	$(2)	(14)	(16)	(15)	(14)
Capital Expenditures	$(17)	(17)	(18)	(20)	(21)

Principal assumptions underlying the September 7, 2012, prospective information include that:

•	Fiscal year 2013 gross margin will maintain current trends;

•	Revenue from forks and attachments will increase by approximately 1.5% for fiscal year 2013 and 5% annually for fiscal years 2014-2017;

•	Revenue due to growth initiatives will increase by approximately 4% per year for fiscal years 2014-2016 and 2.5% for fiscal year 2017;

•

Construction products as a percentage of total revenue will increase from approximately 6% of total revenue in fiscal year 2013 to approximately 10% of total revenue in fiscal year 2017, with gross margins on construction increasing from approximately 6% in fiscal year 2013 to 18% in fiscal year 2017; and

•

For fiscal years 2014-2017, gross margins with respect to attachments and forks will remain consistent with fiscal year 2013, with the exception of a projected 0.5% per year decline in gross margin with respect to attachments in China driven by competition and pricing considerations.

The following is a summary of the unlevered free cash flow derived from the updated prospective information summarized above and used by BofA Merrill Lynch in its analysis described under Item 4- “Opinion of Cascade’s Financial Advisor.”

	Fiscal Year Ending January 31,
	2013E	2014E	2015E	2016E	2017E
	(amounts in millions)
Unlevered Free Cash Flow(1)	$44.9	41.1	46.4	52.7	60.3

(1)	Unlevered free cash flow consists of EBIT, less taxes at an assumed rate of 33%, plus depreciation and amortization, less the change in net working capital and less capital expenditures.

This summary of prospective financial information is included solely to give shareholders access to a summary of the prospective financial information that was made available to TICO and BofA Merrill Lynch and is not included in this Schedule 14D-9 in order to influence any shareholder to make any investment decision with respect to the Offer or the Merger, including whether to tender Shares.

Section 14(f) Information Statement

The Information Statement attached as Annex I hereto is being furnished to the holders of Shares pursuant to Section 14(f) of the Exchange Act and Rule 14f-1 promulgated thereunder, in connection with Purchaser’s right, pursuant to the Merger Agreement, to designate persons to the Cascade Board promptly after Purchaser has accepted for payment all Shares validly tendered and not properly withdrawn pursuant to the Offer.

Annual and Quarterly Reports

For additional information regarding the business and the financial results of Cascade, please see Cascade’s Annual Report on Form 10-K for the year ended January 31, 2012, and Quarterly Reports on Form 10-Q for the quarters ended April 30, 2012, and July 31, 2012.

Item 9.  Exhibits.

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 2, 2012. Incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by TICO and Purchaser with the Securities and Exchange Commission (the “Commission”) on November 2, 2012 (the “Schedule TO”).

(a)(1)(B)	Letter of Transmittal (including Substitute W-9). Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO.

(a)(1)(C)	Notice of Guaranteed Delivery. Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO.

(a)(1)(F)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14-f-1 thereunder. Included as Annex I to this Schedule 14D-9.

(a)(1)(G)	Letter, dated November 2, 2012, to the shareholders of Cascade.

(a)(1)(H)	Letter to Cascade Employees, dated October 22, 2012. Incorporated by reference to the Schedule 14D9-C filed with the Commission on October 22, 2012.

(a)(1)(I)	Cascade Employee Q&A, dated October 22, 2012. Incorporated by reference to the Schedule 14D9-C filed with the Commission on October 22, 2012.

(a)(1)(J)	Joint letter to Cascade Customers, dated October 30, 2012. Incorporated by reference to the Schedule 14D9-C filed with the Commission on October 30, 2012.

(a)(1)(K)	Letter to Cascade Corporation Savings and Investment Plan Participants. Incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO.

(a)(1)(L)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012. Incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO.

(a)(2)(A)	Opinion of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, dated October 21, 2012. Included as Annex II to this Schedule 14D-9.

(a)(5)(A)	Joint press release issued by Cascade and TICO, dated October 22, 2012. Incorporated by reference to Exhibit 99.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(1)	Agreement and Plan of Merger, dated as of October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc. Incorporated by reference to Exhibit 2.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc., Warren Holdings, LLC, and Robert C. Warren, Jr. Incorporated by reference to Exhibit 10.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(3)	Confidentiality Agreement, dated August 3, 2012, between Cascade and TICO. Incorporated by reference to Exhibit (d)(3) to the Schedule TO.

(e)(4)	Restated Articles of Incorporation of Cascade Corporation. Incorporated by reference to Exhibit 3.1 to Cascade’s Form 10-Q filed with the Commission on September 5, 2008.

(e)(5)	Bylaws of Cascade Corporation, as amended April 6, 2007. Incorporated by reference to Exhibit 3.2 to Cascade’s Form 10-K filed with the Commission on April 16, 2007.

(e)(6)	Cascade Corporation Amendment to Bylaws, approved October 21, 2012. Incorporated by reference to Exhibit 3.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(7)	1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers’ Incentive Stock Option Plan. Incorporated by reference to Exhibit 4.3 to Cascade’s Registration Statement on Form S-8 (Registration No. 333-103581) filed with the Commission on March 4, 2003.

(e)(8)	Form of Stock Option Agreement for 1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers’ Incentive Stock Option Plan. Incorporated by reference to Exhibit 10.5 to Cascade’s Form 10-K filed with the Commission on April 18, 2005.

(e)(9)	Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan, as amended.

(e)(10)	Form of Stock Appreciation Rights Agreement for Cascade Corporation Stock Appreciation Rights Plan. Incorporated by reference to Exhibit 10.7 to Cascade’s Form 10-K filed with the Commission on April 18, 2005.

(e)(11)	Form of Restricted Stock Agreement (Employee) for Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan. Incorporated by reference to Exhibit 10.2 to Cascade’s Form 10-Q filed with the Commission on September 10, 2007.

(e)(12)	Form of Restricted Stock Agreement (Director) for Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan. Incorporated by reference to Exhibit 10.3 to Cascade’s Form 10-Q filed with the Commission on September 10, 2007.

(e)(13)	Cascade Corporation Short Term Incentive Plan. Incorporated by reference to Exhibit 10.9 to Cascade’s Form 10-K, filed with the Commission on April 4, 2012.

(e)(14)	Amended and Restated Severance Agreement dated March 10, 2012 with Robert C. Warren, Jr.. Incorporated by reference to Exhibit 10.1 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(15)	Amended and Restated Severance Agreement dated March 10, 2012 with Richard S. Anderson. Incorporated by reference to Exhibit 10.2 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(16)	Severance Agreement dated March 10, 2012 with Joseph G. Pointer. Incorporated by reference to Exhibit 10.3 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(17)	Severance Agreement dated March 10, 2012 with Susan Chazin-Wright. Incorporated by reference to Exhibit 10.4 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(18)	Severance Agreement dated March 10, 2012 with Davide Roncari. Incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the Commission on June 8, 2012.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Date: November 2, 2012

CASCADE CORPORATION

By:
Name:	Robert C. Warren, Jr.
Title:	President and CEO

EXHIBIT INDEX

Exhibit No.	Description

(a)(1)(A)	Offer to Purchase, dated November 2, 2012. Incorporated by reference to Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO filed by TICO and Purchaser with the Securities and Exchange Commission (the “Commission”) on November 2, 2012 (the “Schedule TO”).

(a)(1)(B)	Letter of Transmittal (including Substitute W-9). Incorporated by reference to Exhibit (a)(1)(B) to the Schedule TO.

(a)(1)(C)	Notice of Guaranteed Delivery. Incorporated by reference to Exhibit (a)(1)(C) to the Schedule TO.

(a)(1)(D)	Letter from the Information Agent to Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. Incorporated by reference to Exhibit (a)(1)(D) to the Schedule TO.

(a)(1)(E)	Letter to Clients for Use by Brokers, Dealers, Commercial Banks, Trust Companies and Nominees. Incorporated by reference to Exhibit (a)(1)(E) to the Schedule TO.

(a)(1)(F)	Information Statement pursuant to Section 14(f) of the Securities Exchange Act of 1934 and Rule 14-f-1 thereunder. Included as Annex I to this Schedule 14D-9.

(a)(1)(G)	Letter, dated November 2, 2012, to the shareholders of Cascade.

(a)(1)(H)	Letter to Cascade Employees, dated October 22, 2012. Incorporated by reference to the Schedule 14D9-C filed with the Commission on October 22, 2012.

(a)(1)(I)	Cascade Employee Q&A, dated October 22, 2012. Incorporated by reference to the Schedule 14D9-C filed with the Commission on October 22, 2012.

(a)(1)(J)	Joint letter to Cascade Customers, dated October 30, 2012. Incorporated by reference to the Schedule 14D9-C filed with the Commission on October 30, 2012.

(a)(1)(K)	Letter to Cascade Corporation Savings and Investment Plan Participants. Incorporated by reference to Exhibit (a)(1)(H) to the Schedule TO.

(a)(1)(L)	Summary Advertisement as published in the Wall Street Journal on November 2, 2012. Incorporated by reference to Exhibit (a)(1)(G) to the Schedule TO.

(a)(2)(A)	Opinion of Merrill Lynch, Pierce, Fenner & Smith, Incorporated, dated October 21, 2012. Included as Annex II to this Schedule 14D-9.

(a)(5)(A)	Joint press release issued by Cascade and TICO, dated October 22, 2012. Incorporated by reference to Exhibit 99.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(1)	Agreement and Plan of Merger, dated as of October 22, 2012, by and among Cascade Corporation, Toyota Industries Corporation and Industrial Components and Attachments II, Inc. Incorporated by reference to Exhibit 2.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(2)	Tender and Voting Agreement, dated as of October 22, 2012, by and among Toyota Industries Corporation, Industrial Components and Attachments II, Inc., Warren Holdings, LLC, and Robert C. Warren, Jr. Incorporated by reference to Exhibit 10.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(3)	Confidentiality Agreement, dated August 3, 2012, between Cascade and TICO. Incorporated by reference to Exhibit (d)(3) to the Schedule TO.

(e)(4)	Restated Articles of Incorporation of Cascade Corporation. Incorporated by reference to Exhibit 3.1 to Cascade’s Form 10-Q filed with the Commission on September 5, 2008.

(e)(5)	Bylaws of Cascade Corporation, as amended April 6, 2007. Incorporated by reference to Exhibit 3.2 to Cascade’s Form 10-K filed with the Commission on April 16, 2007.

(e)(6)	Cascade Corporation Amendment to Bylaws, approved October 21, 2012. Incorporated by reference to Exhibit 3.1 to Cascade’s Form 8-K filed with the Commission on October 23, 2012.

(e)(7)	1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers’ Incentive Stock Option Plan. Incorporated by reference to Exhibit 4.3 to Cascade’s Registration Statement on Form S-8 (Registration No. 333-103581) filed with the Commission on March 4, 2003.

(e)(8)	Form of Stock Option Agreement for 1999 Amendment and Restatement of the Cascade Corporation 1995 Senior Managers’ Incentive Stock Option Plan. Incorporated by reference to Exhibit 10.5 to Cascade’s Form 10-K filed with the Commission on April 18, 2005.

(e)(9)	Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan, as amended.

(e)(10)	Form of Stock Appreciation Rights Agreement for Cascade Corporation Stock Appreciation Rights Plan. Incorporated by reference to Exhibit 10.7 to Cascade’s Form 10-K filed with the Commission on April 18, 2005.

(e)(11)	Form of Restricted Stock Agreement (Employee) for Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan. Incorporated by reference to Exhibit 10.2 to Cascade’s Form 10-Q filed with the Commission on September 10, 2007.

(e)(12)	Form of Restricted Stock Agreement (Director) for Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan. Incorporated by reference to Exhibit 10.3 to Cascade’s Form 10-Q filed with the Commission on September 10, 2007.

(e)(13)	Cascade Corporation Short Term Incentive Plan. Incorporated by reference to Exhibit 10.9 to Cascade’s Form 10-K, filed with the Commission on April 4, 2012.

(e)(14)	Amended and Restated Severance Agreement dated March 10, 2012 with Robert C. Warren, Jr.. Incorporated by reference to Exhibit 10.1 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(15)	Amended and Restated Severance Agreement dated March 10, 2012 with Richard S. Anderson. Incorporated by reference to Exhibit 10.2 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(16)	Severance Agreement dated March 10, 2012 with Joseph G. Pointer. Incorporated by reference to Exhibit 10.3 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(17)	Severance Agreement dated March 10, 2012 with Susan Chazin-Wright. Incorporated by reference to Exhibit 10.4 to Cascade’s Form 8-K filed with the Commission on April 2, 2012.

(e)(18)	Severance Agreement dated March 10, 2012 with Davide Roncari. Incorporated by reference to Exhibit 10.1 to Form 10-Q filed with the Commission on June 8, 2012.

ANNEX I

CASCADE CORPORATION

2201 N.E. 201st AVENUE

FAIRVIEW, OREGON 97024-9718

INFORMATION STATEMENT PURSUANT TO SECTION 14(f) OF THE SECURITIES

EXCHANGE ACT OF 1934, AS AMENDED, AND RULE 14f-1 THEREUNDER

WE ARE NOT ASKING FOR A PROXY AND

NO VOTE OR OTHER ACTION IS REQUIRED OF SHAREHOLDERS

This Information Statement is being mailed on or about November 2, 2012, to holders of common stock, par value $0.50 per share (“Common Stock” or “Shares”), of Cascade Corporation, an Oregon corporation (“Cascade”), as a part of its Solicitation/Recommendation Statement on Schedule 14D-9 (the “Schedule 14D-9”). We sometimes use the terms “us,” “we,” and “our” to refer to Cascade in this document.

This Information Statement relates to the tender offer (the “Offer”) by Industrial Components and Attachments II, Inc., a Delaware corporation (“Purchaser”) and an indirect wholly owned subsidiary of Toyota Industries Corporation, a corporation formed under the laws of Japan (“TICO”) to purchase all outstanding Shares at a price of $65.00 (the “Offer Price”), net to the seller in cash, without interest and less any required withholding taxes. The detailed terms and conditions of the offer are described in the Offer to Purchase, dated November 2, 2012, filed as Exhibit (a)(1)(A) to the Tender Offer Statement on Schedule TO dated November 2, 2012 (together with the exhibits thereto and as amended or supplemented from time to time, the “Schedule TO”), filed by TICO and Purchaser with the Securities and Exchange Commission (“SEC”), and the related Letter of Transmittal, filed as Exhibit (a)(1)(B) to the Schedule TO. The Offer is initially scheduled to expire at 12:00 Midnight, New York City Time, on December 3, 2012 (the “Expiration Date”), unless the Offer is extended in accordance with the terms of the Merger Agreement (as defined below).

The Offer is being made pursuant to an Agreement and Plan of Merger, dated as of October 22, 2012 (as amended or modified from time to time, the “Merger Agreement”), by and among Cascade, TICO and Purchaser. The Merger Agreement provides, among other things, that as soon as practicable after the consummation of the Offer and subject to the satisfaction or waiver of the applicable conditions set forth in the Merger Agreement, Purchaser will be merged with and into Cascade in accordance with the Oregon Business Corporation Act (the “OBCA”) and the General Corporation Law of the State of Delaware (the “DGCL”), with Cascade surviving as an indirect wholly owned subsidiary of TICO (the “Merger”). At the effective time of the Merger (the “Effective Time”), each Share remaining outstanding (other than Shares owned by any Cascade shareholder exercising dissenters’ rights under the OBCA, if any) that is not owned by TICO, Purchaser, Cascade or any of their respective subsidiaries will be converted into the right to receive an amount of cash, without interest and less any required withholding taxes, equal to the Offer Price.

You are receiving this Information Statement in accordance with Section 14(f) of the Securities Exchange Act of 1934, as amended, and Rule 14f-1 thereunder, in connection with the possible appointment of persons designated by Purchaser to a majority of the seats on the Cascade board of directors (the “Cascade Board”) without a meeting of Cascade’s shareholders. Under the terms of the Merger Agreement, promptly following the acceptance for payment by Purchaser of Shares tendered pursuant to the Offer representing at least a majority of the issued and outstanding Shares on a fully diluted basis (“Acceptance Time”), and at all times thereafter, subject to compliance with Cascade’s Articles, Cascade’s Bylaws, applicable laws and the regulations of the NYSE, Purchaser shall be entitled to designate, elect or cause the Cascade Board to elect such number of directors to the Cascade Board as is equal to the product, rounded up to the next whole number, of (i) the total number of directors on the Cascade Board and (ii) the percentage that (x) the aggregate number of Shares beneficially owned by TICO, Purchaser and any of their affiliates (including Shares accepted for payment pursuant to the Offer) bears to (y) the total number of Shares then outstanding. Cascade shall, upon Purchaser’s request, at any time following the Acceptance Time, cause the Cascade Board to promptly (A) adopt resolutions increasing the size of the Cascade Board by such number of directors as shall be necessary to give effect to Purchaser’s director designations (after giving effect to any concurrent resignations of incumbent directors of Cascade), (B) elect Purchaser’s designees to fill such newly created directorships on the Cascade Board and (C) take all such other actions necessary to elect or designate to the Cascade Board the individuals designated by Purchaser, including, if necessary, by securing the resignations of such number of its incumbent directors as is necessary or desirable to enable Purchaser’s designees to be so elected or designated to the Cascade Board. Additionally, upon Purchaser’s request following the Acceptance Time, Cascade will cause persons designated by Purchaser to constitute the same percentage (after giving effect to any directors elected or designated by Purchaser) (and rounded up to the next whole number) as is on the Cascade Board of (x) each committee of the Cascade Board, and, upon Purchaser’s further request, (y) the board of directors (or similar body) of each subsidiary of Cascade and (z) each committee (or similar body) of each such board, in each case, to the extent permitted by applicable laws and applicable rules of the NYSE.

You are urged to read this Information Statement carefully. You are not, however, required to take any action with respect to the subject matter of this Information Statement.

The information contained in this Information Statement (including information incorporated by reference herein) concerning Purchaser, TICO, and Purchaser’s designees has been furnished to Cascade by TICO and Purchaser, and we assume no responsibility for the accuracy or completeness of such information.

GENERAL INFORMATION CONCERNING CASCADE

Cascade has one class of voting securities outstanding, Common Stock, of which 11,199,400 Shares (including 72,922 restricted Shares) were issued and outstanding as of October 25, 2012. Cascade is authorized to issue up to 40,200,000 shares of capital stock in total, including 40,000,000 shares of Common Stock and 200,000 shares of preferred stock, without par value. No preferred stock is presently outstanding. Each Share entitles its holder to one vote on all matters submitted to a vote of Cascade’s shareholders.

As of the date of this Information Statement, TICO and its affiliates, including Purchaser, are not the owners of record of any Shares.

PURCHASER’S DESIGNEES TO THE BOARD

As of the date of this Information Statement, Purchaser has not determined who will be its designees to the Cascade Board. However, the designees will be selected from the list of potential designees provided below (“Potential Designees”). The Potential Designees have consented to serve as directors of Cascade if so designated. None of the Potential Designees currently is a director of, or holds any position with, Cascade. TICO and Purchaser have informed Cascade that, to their knowledge after reasonable inquiry, none of the Potential Designees beneficially owns any equity securities or rights to acquire any equity securities of Cascade, has a familial relationship with any director or executive officer of Cascade or has been involved in any transactions with Cascade or any of its directors, executive officers or affiliates that are required to be disclosed pursuant to the rules of the U.S. Securities and Exchange Commission.

TICO and Purchaser have informed Cascade that, to their knowledge, none of the Potential Designees (i) has been convicted in a criminal proceeding (excluding traffic violations or misdemeanors), (ii) has been a party to any judicial or administrative proceeding during the past ten years (except for matters that were dismissed without sanction or settlement) that resulted in a judgment, decree or final order enjoining the person from future violations of, or prohibiting activities subject to, U.S. federal or state securities laws, or a finding of any violation of federal or state securities laws; (iii) has filed a petition under Federal bankruptcy laws or any state insolvency laws or has had a receiver appointed to such person’s property or (iv) has been subject to any judgment, decree or final order enjoining the person from engaging in any type of business practice.

It is expected that Purchaser’s designees may assume office at any time following the Acceptance Time. At such time, Purchaser will become entitled to designate at least a majority of the members of the Cascade Board. It is anticipated that this step will be accomplished at a meeting or by written consent of the Cascade Board providing that the size of the Cascade Board will be increased and/or sufficient numbers of current directors will resign such that, immediately following such action, the number of vacancies to be filled by the Potential Designees will constitute at least a majority of the available positions on the Cascade Board. It is currently not known which, if any, of the current directors of Cascade would resign.

The following sets forth information with respect to the Potential Designees (including, as of the date of this Information Statement, age, current principal occupation or employment and five-year employment history). The business address of each Potential Designee is 2-1, Toyoda-cho, Kariya-shi, Aichi 448-8671, Japan.

Name	Age	Current Principal Occupation or Employment; Five-Year Employment History
Kazue Sasaki	58

Senior Managing Director of TICO since June 2011.

Mr. Sasaki served as Managing Officer of TICO from June 2006 to May 2008, as Senior Managing Officer of TICO from June 2008 to May 2010, as President of Toyota Industrial Equipment Manufacturing Inc. from June 2009 to May 2011 (manufacturer of industrial equipment, 5555 Inwood Drive, Columbus, Indiana 47201) and as Director of TICO from June 2010 to May 2011.

Chiaki Yamaguchi	62

Executive Vice President and Representative Director of TICO since June 2012.

Mr. Yamaguchi served as Senior Managing Director of TICO from June 2011 to May 2012 and as Standing Corporate Auditor of Toyota Motor Corporation from June 2003 to May 2011.

Akira Onishi	54	Senior Managing Director Mr. Onishi served as Senior Managing Officer of TICO from June 2008 to May 2010 and as Managing Officer of TICO from June 2006 to May 2008.

Toru Inagawa	52

General Manager of TMHG Business Planning Department of TICO since April 2007.

Mr. Inagawa served as Vice President of Toyota Industries North America, Inc. from April 2002 to March 2007 (25 Northwest Point Blvd., Suite 925, Elk Grove Village, Illinois 60007).

Shunji Sugimoto	50

Office Manager, Business Planning Office of TMHG Business Planning Department of TICO since January 2012.

Mr. Sugimoto served as Office Manager, Business Planning Office, Corporate Planning Department of TICO from June 2007 to December 2011 and as Group Manager, Research Group, Corporate Planning Office, Corporate Planning Department of TICO from January 2005 to May 2007.

CASCADE’S CURRENT BOARD OF DIRECTORS

DIRECTORS

The Cascade Board currently consists of seven directors, which our Bylaws divide into three groups. The term of office of one group expires at each annual meeting. A summary of each director’s principal occupation during the past five years, directorships held with other public corporations, and the year first elected as a director of Cascade, are set forth below.

DUANE C. McDOUGALL	Director since 2002	Age 60

Mr. McDougall has been Chairman of the Board of Boise Cascade, LLC, a privately held manufacturer of wood products, since December 2008 and served as its Chief Executive Officer from December 2008 to August 2009. He served as President and Chief Executive Officer of Willamette Industries, Inc. (Willamette), an international forest products company, from 1998 to 2002. Prior to becoming President and Chief Executive Officer, Mr. McDougall served as Chief Accounting Officer and in other positions during his 21 year tenure with Willamette. He also serves as a director of StanCorp Financial Group, Inc., and The Greenbrier Companies, Inc. Mr. McDougall brings his background as chief executive officer of two international, multi-plant forest products companies, and his past and present service on other public company boards and audit committees, to our Board’s efforts to plan effectively for the future and to comply with regulatory requirements in the many jurisdictions in which we conduct our business.

JAMES S. OSTERMAN	Director since 1994	Age 74

Mr. Osterman served as President and Chief Executive Officer of Blount International, Inc. (Blount), a diversified international manufacturing company, from 2002 until December 2009 and as Chairman and a Director of Blount from December 2009 until May 2010. He served as President of Outdoor Products Group, Oregon Cutting Systems Division of Blount, Inc., from 1986 to 2002. He is presently member manager of JSO Ventures, LLC, an investment firm organized in 2009. Our Board benefits from Mr. Osterman’s years of experience as a key manufacturing and operating executive of a multinational, multi-plant producer of industrial products.

NICHOLAS R. LARDY, Ph.D.	Director since 1993	Age 66

Dr. Lardy became a Senior Fellow of the Peter G. Peterson Institute for International Economics, a policy research institution in Washington, D.C., in 2003. He served as a Senior Fellow at The Brookings Institution, also in Washington, D.C., from 1995 to 2003. As an economist with a specific expertise on China, Dr. Lardy provides our Board with insights into present and prospective world economic conditions affecting our markets and in particular conditions affecting China, our area of greatest growth over the past decade.

NANCY A. WILGENBUSCH, Ph.D.	Director since 1997	Age 65

Dr. Wilgenbusch served as President of Marylhurst University from 1984 to June 2008. She currently serves as a director of West Coast Bancorp and is a trustee of the Tax-Free Trust of Oregon. She served from 2004 to 2007 as a director of Scottish Power PLC. Dr. Wilgenbusch’s contributions to our Board stem from her experience in guiding Marylhurst University’s growth, her past and present service on other public company boards, and her knowledge of and interest in issues related to employee morale and working conditions.

PETER D. NICKERSON	Director since 2007	Age 55

Mr. Nickerson serves as a director of Growth-link Overseas Company (Growth-link), an investment enterprise based in Hong Kong with investments in China, Vietnam and India. Growth-link invests primarily in contract footwear manufacturing facilities and to a lesser extent that industry’s upstream and downstream infrastructure. Mr. Nickerson has been a director of Growth-link since 1988. Mr. Nickerson brings to our Board a successful business background, with valuable experience operating manufacturing facilities throughout the Far East and in India, areas which have significant growth potential for our company.

ROBERT C. WARREN, JR.	Director since 1982	Age 64

Mr. Warren has served as our President and Chief Executive Officer since 1996. He was President and Chief Operating Officer prior to 1996, and was formerly Vice President—Marketing. He is a Director of ESCO Corporation, a privately held manufacturer of high alloy steel products. Mr. Warren, as a result of his long tenure and multiple roles with Cascade, has unique and detailed knowledge of, and insights into, our industry and the challenges and opportunities we face in a competitive world marketplace.

HENRY W. WESSINGER II	Director since 1998	Age 58

Mr. Wessinger has been Vice President—Senior Portfolio Manager of UBS Financial Services, a global financial services firm, since 2006. Previously, he was Senior Vice President Ragen MacKenzie, a Division of Wells Fargo Investments, LLC, a securities brokerage and investment banking firm, from 1990 to 2006. He serves as Treasurer of the Wessinger Foundation. Mr. Wessinger provides our Board with informed guidance as to our shareholders’ interests and as to public securities markets generally.

CORPORATE GOVERNANCE AND OTHER BOARD MATTERS

We are committed to conducting our operations in accordance with accepted principles of good corporate governance and to applying the highest standards of ethical and legal conduct in our business dealings. Our Corporate Governance Guidelines and our Code of Ethics & Business Responsibilities for Directors, Officers and Employees are available on our website at www.cascorp.com and in print to any shareholder who requests them.

Board Independence

Our Corporate Governance Guidelines provide that a majority of our directors must meet the criteria for independence established by applicable law and the requirements of the NYSE. The Cascade Board has determined that all of the current directors other than Mr. Warren, our President and Chief Executive Officer, are independent in accordance with applicable law and NYSE requirements. In making its determination, our board of directors applied the following director independence standards, which reflect the NYSE director independence standards currently in effect:

•

No director qualifies as “independent” unless the Cascade Board affirmatively determines that the director has no material relationship with Cascade or any of its subsidiaries (either directly or as a partner, shareholder or officer of an organization that has a relationship with Cascade or any of its subsidiaries);

•

A director who is an employee or whose immediate family member is an executive officer of Cascade or any of its subsidiaries is not independent. Such director will become independent three years after the end of such employment relationship;

•

A director who receives, or whose immediate family member receives, more than $120,000 per year in direct compensation from Cascade or any of its subsidiaries, other than director and committee fees and pension or other forms of deferred compensation for prior service (provided such compensation is not contingent in any way on continued service), is not independent. Such director will become independent three years after he or she ceases to receive more than $120,000 per year in such compensation;

•

A director who is a partner or employee of a firm that is Cascade’s internal or external auditor, whose immediate family member is a partner of that firm, whose immediate family member is an employee of that firm who personally works on Cascade’s audit, or who, within the last three years, was a partner or employee of that firm and personally worked on Cascade’s audit during that time or had an immediate family member who was a partner or employee of that firm who personally worked on Cascade’s audit during that time, is not independent;

•

A director who is employed, or whose immediate family member is employed, as an executive officer of another company where any of Cascade’s or any of its subsidiaries’ present executives serve on that company’s compensation committee is not independent. Such director will become independent three years after the end of such service or the employment relationship; and

•

A director who is an employee, or whose immediate family member is an executive officer, of a company that makes payments to, or receives payments from, Cascade or any of its subsidiaries for property or services in an amount which, in any single fiscal year, exceeds the greater of $1 million, or 2% of such other company’s consolidated gross revenues, is not independent until three years after such payments cease to exceed such threshold.

The Cascade Board has also determined that those directors who serve on the Audit, Compensation and Nominating and Governance Committees are independent in accordance with applicable law and NYSE requirements. In making its determination with respect to Mr. Wessinger, the Cascade Board considered the business relationship between Mr. Warren personally and Mr. Wessinger arising from Mr. Wessinger’s position as Vice President—Senior Portfolio Manager of UBS Financial Services and concluded that the relationship was not material to Mr. Wessinger’s independence.

Board Committees and Meetings

The Cascade Board currently has standing Audit, Compensation and Nominating and Governance Committees. During the year ended January 31, 2012, each director attended at least 75% in aggregate of the meetings of the Cascade Board and committees on which he or she served. The members of the committees and the number of meetings held during the year ended January 31, 2012, are identified in the following table.

Director	Board	Audit	Nominating and Governance	Compensation
Nicholas R. Lardy	X	X	X	X (Chair)
Duane C. McDougall	X	X (Chair)	X	X
Peter D. Nickerson	X	X	X	X
James S. Osterman	X (Chair)	X	X	X
Robert C. Warren, Jr.	X
Henry W. Wessinger II	X	X	X (Chair)	X
Nancy A. Wilgenbusch	X	X	X	X
Number of meetings	5	4	3	3

Directors are encouraged to attend the annual meeting of shareholders, absent unavoidable circumstances which do not permit attendance. All directors attended the 2012 annual meeting of shareholders.

Audit Committee

The Audit Committee of our Board of Directors is established pursuant to our Bylaws and its activities are governed by a written charter that is available on our website, www.cascorp.com and in print to any shareholder who requests it.

The Audit Committee assists the Cascade Board with oversight of the integrity of our financial statements, the independent registered public accounting firm’s qualifications and independence, the performance of our internal audit function and independent registered public accounting firm and our compliance with legal and regulatory requirements. The Audit Committee is also charged with the responsibility for satisfying itself regarding the following:

•	Our system of internal controls is reasonably adequate and is operating effectively;

•	Our systems, procedures and policies provide reasonable assurance that financial information is fairly presented;

•	Overall annual audit coverage is satisfactory and is designed to provide reasonable assurance that our financial statements fairly reflect our financial condition and the results of our operations;

•	Appropriate standards of business conduct are established and observed;

•	Procedures are in place for the receipt, retention, and treatment of complaints we may receive regarding matters related to accounting or auditing;

•	Assurance that our independent registered public accounting firm is independent and has satisfactory internal quality-control procedures;

•	Our company is acting in accordance with applicable legal and regulatory requirements.

The Audit Committee also conducts an annual evaluation of its performance in fulfilling its duties and responsibilities. The report of the Audit Committee is included in this Information Statement.

Management is responsible for our internal controls and financial reporting. PricewaterhouseCoopers LLP, our independent registered public accounting firm, is responsible for auditing our annual consolidated financial statements in accordance with auditing standards of the Public Company Accounting Oversight Board (the “PCAOB”) and for issuing a report on those financial statements.

Each member of the Audit Committee, as shown in a previous table, is independent in accordance with applicable SEC rules and NYSE requirements. The Cascade Board has determined that Mr. McDougall qualifies as an “audit committee financial expert” as defined in the rules of the SEC.

Compensation Committee

The Compensation Committee provides assistance to the Cascade Board in fulfilling its responsibilities related to the compensation of the directors and key management personnel of Cascade. The Compensation Committee is authorized to delegate its authority to subcommittees it may form. Each member of the Compensation Committee is independent in accordance with the requirements of the NYSE. Specific responsibilities of the Compensation Committee include:

•

Reviewing and discussing with management the Compensation Discussion and Analysis and other executive compensation disclosures included in our proxy statements and issuing annual reports on executive compensation in connection therewith;

•	Annually reviewing and approving corporate goals and objectives relevant to the compensation of our Chief Executive Officer (“CEO”);

•	Evaluating the CEO’s performance and making recommendations regarding the CEO’s compensation level based on the evaluation for approval by the independent members of the Cascade Board;

•	Reviewing and making recommendations to the Cascade Board with respect to the compensation of our key management personnel and directors;

•	Reviewing and making recommendations to the Cascade Board with respect to our incentive and equity based compensation plans;

•	Making recommendations to the Cascade Board with respect to grants under our equity-based compensation plans;

•	Conducting an annual evaluation of the Compensation Committee’s performance in fulfilling its duties and responsibilities; and

•	Making regular reports to the Cascade Board.

The charter of the Compensation Committee is available on our website at www.cascorp.com.

Nominating and Governance Committee

The Nominating and Governance Committee provides oversight on issues surrounding the composition and operation of our board of directors. Specific responsibilities of the Nominating and Governance Committee include:

•	Identifying individuals qualified to serve on the Cascade Board;

•	Recommending director nominees to the Cascade Board for election at our annual meeting of shareholders or for appointment to fill existing or newly created vacancies on the Cascade Board;

•	Identifying directors to serve on and to chair each board committee;

•	Developing and revising as appropriate our Corporate Governance Guidelines;

•	Recommending such guidelines or revisions to the Cascade Board;

•	Reviewing the charters of each committee of our board of directors and, when necessary or appropriate, recommending changes in such charters to the Cascade Board;

•	Overseeing the annual evaluation by the Cascade Board of itself and its members;

•	Overseeing the Cascade Board’s evaluation of management;

•	Conducting an annual evaluation of the Cascade Board’s performance in fulfilling its duties and responsibilities;

•	Making regular reports to the Cascade Board;

•	Monitoring the development of best practices regarding corporate governance; and

•	Taking a leadership role in shaping corporate governance.

Each member of the Nominating and Governance Committee has been independent in accordance with the requirements of the NYSE. The charter of the Nominating and Governance Committee is available on our website at www.cascorp.com. and in print to any shareholder who requests it.

The policy of the Nominating and Governance Committee is to consider recommendations for director nominees submitted by shareholders. Shareholders requesting the Nominating and Governance Committee to consider their recommendations for nominees are asked to submit their recommendations, together with appropriate biographical information and qualifications, in writing to the Nominating and Governance Committee. Nominee recommendations should be addressed to:

Corporate Secretary

Cascade Corporation

Post Office Box 20187

Portland, OR 97294-0187

Our Corporate Governance Guidelines contain membership criteria that apply to nominees recommended by the Nominating and Governance Committee. Under these criteria, nominees should possess the highest personal and professional ethics, a background and expertise useful to Cascade and complementary to and different from the background of the other directors and a willingness to devote the required time to the duties and responsibilities of membership on the Cascade Board. In fulfilling its responsibility to identify individuals qualified to serve on the Cascade Board and recommending to the Cascade Board nominees for election at our annual meeting of shareholders or for appointment to fulfill an existing or newly created vacancy on the Cascade Board, the Nominating and Governance Committee evaluates the Cascade Board’s effectiveness and composition. This includes consideration of the business and professional backgrounds of directors, their current employment, community service and other board service. In addition, although our Corporate Governance Guidelines do not prescribe diversity standards, the Nominating and Governance Committee considers, as a matter of practice, diversity with respect to personal characteristics such as race, ethnicity, gender, and age when identifying and recommending nominees for the Cascade Board.

When nominating a candidate to fill a vacancy created by the expiration of the term of a member of the Cascade Board, the Nominating and Governance Committee determines whether the incumbent director is willing to stand for re-election. If so, the committee evaluates his or her performance in office to determine suitability for continued service, taking into consideration the value of continuity and familiarity with our business, the director’s history of attendance at board and committee meetings and the director’s preparation for and participation in such meetings. When nominating a candidate to fill a vacancy where the committee has determined that an incumbent director should not or is not willing to stand for re-election or where the need to add a new board member has been identified, the Committee initiates a candidate search by seeking input from members of the Cascade Board and senior management, considering recommendations submitted by shareholders and hiring a search firm, if necessary.

The nominating process begins by identifying a candidate or group of candidates, including any candidates who may be submitted by shareholders, who will satisfy specific criteria and otherwise qualify for membership on the Cascade Board. These candidates are then presented to the Nominating and Governance Committee, which ranks the candidates. The Chairman, the CEO and at least one member of the Nominating and Governance Committee interview the prospective candidate or candidates. Other Cascade Board members are offered the opportunity to interview candidates. The Nominating and Governance Committee then meets to consider and approve the final candidate or candidates and to recommend and seek the endorsement of our full board of directors.

Board’s Role in Risk Oversight

The Cascade Board oversees risk through management presentations at board meetings and through its Audit Committee. The Audit Committee charter provides that the committee shall discuss with management Cascade’s risk exposures and the steps management has taken to monitor and control such exposures. As part of this process, our Director of Internal Audit conducts risk assessments under the Audit Committee’s authority, providing periodic reports to the Audit Committee, and the Audit Committee reports to the Cascade Board at least quarterly.

The Cascade Board believes its administration of its risk oversight function has not affected Cascade Board’s leadership structure.

Non-Executive Chairman of the Board; Executive Sessions

An independent director currently serves as Chairman of the Cascade Board. This structure allows for the active participation of the independent directors in setting agendas and establishing priorities and procedures for the work of the Cascade Board.

Non-management directors meet in executive session without management in conjunction with at least one Cascade Board meeting each quarter and may also meet at other times. Mr. Osterman, as our Chairman, presides at all executive sessions.

Contacting our Board of Directors

Individuals may contact our directors as a group or an individual director at the following mailing address:

Board of Directors

Attention: Corporate Secretary

Cascade Corporation

Post Office Box 20187

Portland, OR 97294-0187

The name of the individual director or group of directors to whom the communication is directed should be clearly specified. Communications will be promptly forwarded by the Corporate Secretary to the specified director or to Mr. Osterman if the communication is addressed to the full board.

DIRECTOR COMPENSATION

The following table summarizes the compensation paid to our non-employee directors for the fiscal year ended January 31, 2012:

Name	Fees Earned or Paid in Cash	Stock Awards (1)	Option Awards	Non-Equity Incentive Plan Compensation	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (2)	Total
Nicholas R. Lardy	$51,000	$60,000	$—	$—	$—	$2,898	$113,898
Duane C. McDougall	$57,000	$60,000	—	—	—	$2,898	$119,898
Peter D. Nickerson	$45,000	$60,000	—	—	—	$2,857	$107,857
James S. Osterman	$96,000	$60,000	—	—	—	$2,898	$158,898
Henry W. Wessinger II	$51,000	$60,000	—	—	—	$2,898	$113,898
Nancy A. Wilgenbusch	$45,000	$60,000	—	—	—	$2,898	$107,898

(1)	Represents the aggregate grant date fair value computed in accordance with U.S. Generally Accepted Accounting Principles (US GAAP) of shares of restricted common stock issued to directors on June 3, 2011. Each non-employee director received an award of 1,264 shares of restricted stock based on the closing market price of $47.44 per share on that date.
(2)	Amounts reflect dividends received on unvested restricted stock.

At January 31, 2012, our non-employee directors had the following outstanding stock appreciation rights (SARs) and unvested restricted stock awards:

Name	Outstanding SAR Awards	Unvested Restricted Stock Awards (Shares)
Nicholas R. Lardy	10,400	2,827
Duane C. McDougall	5,400	2,827
Peter D. Nickerson	—	2,827
James S. Osterman	10,400	2,827
Henry W. Wessinger II	—	2,827
Nancy A. Wilgenbusch	5,400	2,827

Annual cash retainers received by directors were as follows:

Chairman of the Board	$75,000
Audit Committee Chair	36,000
Compensation Committee Chair	30,000
Nominating and Governance Committee Chair	30,000
All Other Directors	24,000

For fiscal 2013, non-employee director fees were changed to provide for an annual retainer of $45,000, while the additional retainer amounts paid to Cascade Board and committee chairs will remain the same and no Cascade Board or committee meeting fees will be paid. Special compensation arrangements may apply in unusual circumstances.

Under the Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan approved by our shareholders, each non-employee director is awarded restricted shares totaling $60,000 in value following each annual meeting of shareholders. Restricted shares granted prior to June 1, 2010 vest over a four-year period. Restricted shares granted on or after June 1, 2010 vest after one year. The directors are reimbursed for travel and other expenses attendant to Cascade Board membership.

STOCK OWNERSHIP OF CERTAIN BENEFICIAL OWNERS AND MANAGEMENT

The following table sets forth certain information regarding beneficial ownership of our Common Stock as of October 18, 2012, by (i) each person or entity who is known by us to own beneficially more than 5% of our Common Stock, (ii) each of our directors, (iii) each of the named executive officers listed in the Summary Compensation Table below and (iv) all our directors and executive officers as a group.

Name and Address of Beneficial Owner	Amount and Nature of Beneficial Ownership (1)		Percent of Class (2)
Warren Holdings, LLC, of which Robert C. Warren, Jr. and Wendy Warren, Mr. Warren’s sister, are managers and share voting and investment power. 82 Swigert Road Washougal, Washington 98671	1,465,866	(7)	13.1%
Wendy Warren. The total shown includes shares owned by Warren Holdings LLC listed and described above. 2712 S.W. Patton Court Portland, Oregon 97201	1,550,677	(7)	13.8%
T. Rowe Price Associates, Inc. The total shown reflects an amendment to Schedule 13G filed with the SEC on February 13, 2012. 100 E. Pratt Street Baltimore, Maryland 21202	1,059,730	(8)	9.5%
Michael W. Cook Asset Management, Inc. dba SouthernSun Asset Management. The total shown reflects a Schedule 13G filed with the Securities and Exchange Commission (“SEC”) on February 10, 2012. 6000 Poplar Avenue, Suite 220 Memphis, Tennessee 38119	805,857	(9)	7.2%
Blackrock, Inc. The total shown reflects a Schedule 13G filed with the SEC on February 13, 2012. 40 East 52nd Street New York, New York 10022	682,373		6.1%
Robert J. Davis Family The total shown reflects a Schedule 13D filed with the SEC on September 12, 2000. Shares are voted as directed by Mr. Robert J. Davis. 17530 Little River Dr. Bend, Oregon 97707	682,100		6.1%
Robert C. Warren, Jr.	1,767,315	(3)(4)(7)	15.5%
James S. Osterman	22,147		*
Nicholas R. Lardy	18,987	(6)	*
Duane C. McDougall	16,460		*
Peter D. Nickerson	8,739		*
Henry W. Wessinger II	4,648		*
Nancy A. Wilgenbusch	10,623		*
Richard S. Anderson	116,368	(3)	*
Davide Roncari	9,245		*
Joseph G. Pointer	55,403		*
Susan Chazin-Wright	9,019		*
15 Officers and Directors as a group	2,114,285	(3)(5)	18.3%

*	Less than 1% of outstanding shares.
(1)	Includes shares issuable upon exercise of currently vested stock options and SARs as follows: R.C. Warren, Jr.,162,309, J.S. Osterman, 2,382, N.R. Lardy, 4,406, D.C. McDougall, 2,382, N.A. Wilgenbusch, 2,382, D. Roncari, 4,601, R.S. Anderson, 66,384, S.Chazin-Wright, 4,281, J. Pointer, 49,939, and all officers and directors as a group, 355,039. The number of Shares issuable upon the exercise of SARs was calculated by determining the difference between $65.00 and the base price of the SAR established at the time of grant, multiplied by the number of vested SARs held by the officer, director or group and dividing the product in each case by $65.00.

Directors and executive officers hold restricted Shares which are included in this column. They may vote the restricted Shares, but may not sell or transfer them during the restricted period. These restrictions lapse over a period of four years from date of grant for S hares granted to directors prior to June 1, 2010, and one year for Shares granted to directors on or after June 1, 2010, and three years from date of grant for officers. The individuals in the table hold the following numbers of unvested restricted Shares:

Name	Unvested Restricted Shares
R. Warren, Jr.	22,498
R. Anderson	10,769
J. Pointer	4,655
S. Chazin-Wright	4,036
D. Roncari	3,901
N. Lardy	1,933
D. McDougall	1,933
P. Nickerson	1,933
J. Osterman	1,933
H. Wessinger II	1,933
N. Wilgenbusch	1,933
Officers and Directors as a Group	72,441

(2)	No officer or director owns more than 1% of Cascade’s outstanding Shares, except for R.C. Warren, Jr.
(3)	Includes Shares held for the benefit of these officers by a 401(k) plan as follows: R.C. Warren, Jr., 93, and R.S. Anderson, 4,910, and all officers as a group 6,410.
(4)	Includes 14,392 Shares held in trusts for family members and 1,200 Shares owned by Mr. Warren’s spouse, as to which Mr. Warren disclaims beneficial ownership.
(5)	Includes an aggregate of 1,481,458 Shares held by officers and directors in fiduciary capacities.
(6)	Includes 1,200 Shares held in a trust for the benefit of certain relatives of Dr. Lardy. Dr. Lardy, who is a co-trustee of the trust, disclaims beneficial ownership of such Shares.
(7)	Includes 1,465,866 Shares held by Warren Holdings, LLC, as to which Mr. Warren and Ms. Warren share voting and dispositive power that are included in totals shown for Warren Holdings, Wendy Warren, and Robert C. Warren, Jr.
(8)	T. Rowe Price Associates, Inc., has sole voting power with respect to 273,680 Shares and sole dispositive power with respect to 1,059,730 Shares.
(9)	Michael W. Cook Asset Management dba SouthernSun Asset Management has sole voting power with respect to 682,717 Shares and sole dispositive power with respect to 805,857 Shares.

CASCADE’S EXECUTIVE OFFICERS

The name, age and principal position of each of Cascade’s executive officers with the exception of Robert C. Warren, Jr., whose information appears above under “Cascade’s Board of Directors,” is set forth below:

RICHARD S. ANDERSON—Senior Vice President and Chief Operating Officer—Mr. Anderson, 64, has served as Chief Operating Officer since June 2008. Mr. Anderson has been employed by Cascade since 1972 and held several positions including his appointments as Chief Financial Officer from 2001 to 2008, Vice President—Material Handling Product Group in 1996 and Senior Vice President—International in 1999.

FRANK R. ALTENHOFEN, Vice President—Asia Pacific—Mr. Altenhofen, 51, was appointed Vice President, Asia Pacific in June 2008 and was appointed Vice President, Americas in 2007. He started his career with Cascade in 1983 and held numerous manufacturing, marketing, and management positions including General Manager of Cascade’s operations in China, until his departure in 2001. Mr. Altenhofen’s experience from 2001 to 2007 includes four years as President of an international medical device company.

PETER D. DRAKE, Vice President—Americas—Mr. Drake, 44, was appointed Vice President—Americas in June 2008. He started his career with Cascade in 1991 and has held a number of management positions including serving as Plant Manager for Cascade’s Portland facility from 2000 to 2008.

KEVIN B. KREITER, Vice President—Engineering and Marketing—Mr. Kreiter, 59, has served in his current position since 2007. He has been employed by Cascade since 1979 and has held several positions within the engineering group, including his appointment as Vice President—Engineering in 2006.

JEFFREY K. NICKOLOFF, Vice President—Corporate Manufacturing—Mr. Nickoloff, 57, has served in his current position since 2002. He has held several positions with Cascade, including his appointments as Director of North American Manufacturing in 2000 and Plant Manager in 1993. Mr. Nickoloff joined Cascade in 1979.

JOSEPH G. POINTER, Vice President and Chief Financial Officer—Mr. Pointer, 52, has served as Chief Financial Officer since 2008. He was the Vice President—Finance from 2000 to 2008. Prior to joining Cascade in 2000, Mr. Pointer was a partner at PricewaterhouseCoopers LLP in Portland, Oregon.

DAVIDE RONCARI, Vice President—Europe—Mr. Roncari, 39, was appointed Vice President—Europe in June 2008. He has held a number of management positions in Cascade’s European operations since 2003, including his most recent assignment as Director of Engineering—Europe and Director of Production for the Verona, Italy manufacturing operations.

SUSAN CHAZIN-WRIGHT, Vice President—Human Resources—Ms. Chazin-Wright, 60, was appointed as Vice President–Human Resources in March 2008. Prior to joining Cascade, Ms. Wright served as Director of Human Resources at the Stanford Graduate School of Business and as Vice President of Corporate Services at Denso Corporation, a Toyota affiliate automotive component manufacturer.

JOHN A. CUSHING—Treasurer (a non-executive office)—Mr. Cushing, 51, has served as Treasurer since 2001. He previously was Assistant Treasurer from 1999 until 2001. Prior to joining Cascade in 1999, Mr. Cushing was Assistant Treasurer for Fred Meyer, Inc., a retail company headquartered in Portland, Oregon.

EXECUTIVE COMPENSATION

Compensation Discussion and Analysis

Overview

This Compensation Discussion and Analysis section describes our compensation philosophy, practices, and policies for our principal executive officer, principal financial officer and our three other most highly-compensated executive officers for our fiscal year ended January 31, 2012. These officers, referred to as named executive officers or “NEOs” are: Robert C. Warren, Jr., President and Chief Executive Officer; Richard S. Anderson, Senior Vice President and Chief Operating Officer; Joseph G. Pointer, Vice President and Chief Financial Officer; Susan Chazin-Wright, Vice President-Human Resources; and Davide Roncari, Vice President—Europe. This section also explains the structure and rationale associated with each element of NEO total compensation. It also provides important context for the detailed disclosure tables and specific compensation amounts disclosed in this Information Statement.

Compensation Committee

The Compensation Committee consists of six directors, all of whom are independent in accordance with NYSE requirements. Nicholas R. Lardy, Ph.D., serves as the Chair of the Compensation Committee. The other members of the Compensation Committee are Duane C. McDougall, Peter D. Nickerson, James S. Osterman, Henry W. Wessinger II, and Nancy A. Wilgenbusch, Ph.D. The Compensation Committee is appointed by, and provides assistance to, the Cascade Board in fulfilling its responsibilities relating to the compensation of our executive officers and directors. Additional information regarding the Compensation Committee can be found in this Information Statement under “Corporate Governance and Other Board Matters—Compensation Committee.”

Compensation Philosophy and Objectives

Our executives for the most part have significant experience in our industry and specifically with our company. We believe our success is largely dependent on our ability to retain qualified executives and to attract other superior executive talent with demonstrated leadership abilities and extensive management experience. We also believe motivating and rewarding superior performance by our executives contributes to long-term shareholder value. Accordingly, we seek to attract and retain executive talent by providing market-competitive base compensation, to set goals which challenge our executives to provide superior performance, and to reward them when they do. We do so by evaluating executive performance on the basis of two key financial measures, which we believe closely correlate to building shareholder value, income before taxes as a percentage of net sales and return on average assets.

Our compensation program and underlying philosophy are divided into three areas: base salary, short-term cash incentive and long-term equity incentive.

Base Salary—We establish the base salaries of our NEOs at levels that approximate the market median or mean for executives with like responsibilities in a peer group of comparable companies as discussed under “Determination of Compensation Levels” with adjustments for variations in executive experience and performance. Despite our use of market salary data, individual salary determinations reflect the qualifications, experience and performance of the individual NEO and the anticipated contributions of the individual to our business.

Short-Term Cash Incentive—We believe our NEOs, who are directly responsible for our global performance, should have a significant portion of their potential cash compensation at risk. Therefore, our annual cash incentive program rewards NEOs for meeting or exceeding designated levels of income before interest and taxes (“EBIT”) as a percentage of net sales, as established by the Compensation Committee and approved by the

Cascade Board. For fiscal 2012, we established separate EBIT levels for consolidated operations and for European operations, as 2012 was the first year management’s European restructuring plan was fully in place. We based the cash incentive opportunity for each of our NEOs in part upon European results, reflecting our view that the cooperation and participation of all areas of responsibility was necessary to fully realize the benefits of the restructuring of our European operations.

Long-Term Equity Incentive—We believe providing a long-term incentive, in the form of stock-based compensation, will encourage our NEOs to operate our business with a longer-term focus by seeking to maximize net income relative to our existing assets and acquiring additional assets with superior income potential. We also believe that a long-term incentive promotes retention of key personnel and future leaders to support our succession planning efforts. We condition long-term incentive grants upon the meeting of performance goals which we believe will challenge our NEOs to achieve and sustain superior performance. The Compensation Committee normally uses ROAA targets in recommending long-term equity incentive awards.

Total Direct Compensation—In evaluating overall compensation, the Compensation Committee believes the combination of base salary, annual cash incentive and long-term incentive, when compared to executives with like responsibilities in comparable companies and industries, should range between the 50th to 75th percentile of peer group companies when our performance is judged to be good, and above the 75th percentile when performance is judged to be outstanding or excellent.

Advisory Votes on Executive Compensation

We conducted our first advisory vote on executive compensation at our 2011 Annual Meeting of Shareholders. At the meeting, 98% of the votes cast on the advisory vote on our executive compensation were voted in favor of the compensation of our named executive officers as described in the proxy statement. Our Board of Directors and Compensation Committee reviewed these results and determined that no changes to our executive compensation program were necessary at this time as a result of the vote.

Our Board also determined that we will conduct annual advisory votes on our executive compensation, consistent with the preference expressed by our shareholders at the 2011 Annual Meeting of Shareholders. Of the votes cast on the frequency proposal, 59 percent of the votes were in favor of a one-year frequency and 40 percent voted in favor of the three-year frequency that we recommended.

Compensation Consultants

The Compensation Committee has in the past engaged a compensation consultant to provide guidance on executive compensation plan design and structure, prepare market competitive compensation data and recommend appropriate compensation ranges. In fiscal 2012, the Compensation Committee retained Mercer HR Consulting (“Mercer”) to prepare an executive compensation market analysis of base pay, annual incentive and total direct compensation. The Compensation Committee selected Mercer based on its position as a recognized market leader in global compensation consulting. Mercer is independent and reports directly to the Compensation Committee.

Role of Executives in Compensation Committee Activity

Subject to Cascade Board approval, the Compensation Committee is responsible for and makes all decisions regarding compensation for our NEOs. The Compensation Committee’s normal practice is to request the CEO and Vice President -Human Resources to attend Compensation Committee meetings for the purpose of providing information on company and individual performance. Occasionally other executives may be invited to attend a Compensation Committee meeting to provide pertinent financial and other information. Our CEO is not a Compensation Committee member and while able to provide his insights and suggestions, does not vote on decisions regarding NEO compensation.

With respect to the compensation of the CEO, the Compensation Committee discusses its evaluation of the CEO’s performance and compensation with him, but the final determination and all votes regarding his compensation are made without the CEO present.

Compensation Committee Activity

During fiscal 2012, the Compensation Committee met on three occasions to consider and act on the various compensation and other matters, and took the following steps:

•	Recommended Cascade Board approval of annual cash incentive payments for service in fiscal 2011 and established performance measures for awards under the fiscal 2012 annual cash incentive plan.

•	Evaluated and recommended to the Cascade Board levels of annual base salary levels for fiscal 2012 for executive and other officers, including the NEOs.

•	Evaluated and recommended Cascade Board approval of performance measures for awards under the fiscal 2012 short-term cash incentive plan.

•	Evaluated the CEO’s performance and identified new corporate performance objectives for fiscal 2012.

•	Considered and recommended Cascade Board adoption of the Cascade Corporation Short Term Incentive Plan, subject to shareholder approval.

•	Considered and recommended Cascade Board adoption of the Amended and Restated Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan, subject to shareholder approval.

•

Reviewed long-term incentive compensation, including performance under our long-term equity incentive program, comparing actual return on average assets (“ROAA”), as adjusted for extraordinary items as determined by the Compensation Committee, relative to established targets and approved grants of restricted stock and SARs for executive officers and managers for service in fiscal 2011.

•	Established targets under our long-term equity incentive program for fiscal 2012.

•	Evaluated the Compensation Committee’s performance for the past year.

Determination of Compensation Levels

Overall compensation levels of NEOs are based on a number of factors including the individual’s experience, expertise, position and responsibility level, pay levels of peers with comparable responsibility within Cascade, competitive pay levels for similar positions with other companies and the performance of the individual and Cascade as a whole. In determining pay levels, the Compensation Committee considers all forms of compensation and benefits and uses outside consultant surveys and guidance to assist with the evaluation.

Mercer conducted a review of executive compensation in fiscal 2012 and provided guidance and advice to the Compensation Committee in establishing executive pay levels. Mercer’s work included both an analysis of peer group compensation as described in more detail later and a review of data from appropriate compensation surveys. Survey data covered base pay, annual incentive and long-term incentive.

In making compensation decisions, a major data source used by the Compensation Committee in establishing market competitive pay levels for executive and other officers is the compensation information disclosed by a peer group of similar-size public companies in the industrial machinery and equipment manufacturing industry. Key measures used in selecting the peer group include annual revenue, market capitalization, total assets, number of employees and return on assets. The companies that made up the peer group for fiscal 2012 were (amounts, except for number of employees, are in millions):

2012 PEER GROUP (1)

Name	Annual Revenue	Market Capitalization (2)	Employees	Total Assets	Return on Assets (3)
Accuride (ACW)	$936	$380	3,280	$869	(2.0%)
Actuant Corporation (ATU)	1,445	1,933	6,200	2,057	5.4%
Alamo Group, Inc. (ALG)	604	317	2,500	381	8.4%
Altra Holdings (AIMC)	675	525	3,466	630	6.0%
American Railcar Industries, Inc. (ARII)	519	624	2,413	704	0.6%
Astec Industries, Inc. (ASTE)	956	865	3,885	717	5.6%
Blount International, Inc. (BLT)	832	844	4,500	885	5.7%
Columbus McKinnon Corporation (CMCO)	524	324	2,531	478	(7.5%)
Greenbrier Companies, Inc. (GBX)	1,243	639	6,032	1,302	0.5%
L.B. Foster Company (FSTR)	591	291	845	380	6.0%
Titan International (TWI)	1,487	1,030	3,600	1,010	5.8%

(1)	Financial information is based on the most recent annual results.
(2)	Calculated using stock price from March 1, 2012.
(3)	Return on assets calculated as net income divided by total assets.

Elements of Fiscal 2012 Executive Compensation

The general framework of our executive compensation structure is outlined above under “Compensation Philosophy and Objectives.” For fiscal 2012, the components of compensation for NEOs were base salary, annual cash incentive compensation, long-term equity incentive compensation and perquisites and other personal benefits.

Base Salary—Base salaries are reviewed by the Compensation Committee on an annual basis and adjustments made as deemed appropriate. The following summarizes recent actions taken with regards to base salaries:

•	The Cascade Board voted to restore 10% reductions in base pay taken in fiscal 2010, effective May 1, 2010.

•	The Cascade Board voted to approve fiscal 2013 base salaries recommended by the Compensation Committee on March 27, 2012.

The following table shows base salaries for named executive officers for fiscal 2011 and 2012, as well as base salaries approved effective April 1, 2012, for fiscal 2013:

NEO	2011	2012	2013
R. Warren, Jr.	$526,500	$594,000	$611,820
R. Anderson	292,500	330,000	339,900
J. Pointer	226,875	260,100	267,903
S. Chazin-Wright	199,875	225,100	232,265
D. Roncari (1)	—	216,000	230,888

(1)	Mr. Roncari was not an NEO in 2011. 2013 figures based on exchange rate at time of salary determination. Mr. Roncari is paid in Euros.

Short-Term Incentive—Annual cash incentive payments are structured to encourage the building of shareholder value by maximizing our income before taxes. In fiscal 2012, NEO’s were paid a specified percentage (depending on position) of their base salary as cash incentive payments based on Cascade earnings before interest and taxes as a percentage of net sales (“EBIT”) exceeding a minimum threshold, both for consolidated operations and for European operations, considered separately. The Compensation Committee felt it would be appropriate to base incentive payments in part on results in Europe following the significant restructuring of our operations there. If EBIT equals or exceeds one or both target thresholds, participants receive an increased percentage of their base salary as a cash incentive payment. Cash incentive payments for each participant are limited to a maximum award amount. Cash incentive awards were based 75% on EBIT from consolidated operations and 25% on EBIT from operations in Europe. The Compensation Committee has the discretion to adjust the terms upon which cash payments are made if economic conditions warrant and for considerations of individual performance.

Following are the EBIT levels established by the Compensation Committee and actual EBIT for fiscal 2012:

	Consolidated EBIT	European EBIT
Minimum level	12.0%	2.5%
Target level	15.0%	3.0%
Maximum level	16.0%	3.5%
Actual EBIT (1)	15.2%	3.5%

(1)	– With the Compensation Committee’s approval, the calculation of EBIT for fiscal 2012 excluded $5.2 million of recovered net insurance proceeds received in fiscal 2012 related to the flood which occurred at our facility in Brisbane, Australia in January 2011.

The table below shows, as a percentage of base salary, the award opportunities that were available in fiscal 2012 for each NEO depending on the amount of actual EBIT, together with actual amounts awarded:

	Annual Incentive Opportunity for Fiscal 2012 as % of Fiscal 2012 Base Salary
NEO	Minimum	Target	Maximum	Actual Award as a % of Base Salary for Fiscal 2012	Actual Award
R. Warren Jr.	20%	75%	150%	101.7%	$604,000
R. Anderson	17%	65%	130%	87.7%	289,000
J. Pointer	15%	50%	100%	68.1%	177,000
S. Chazin-Wright	15%	50%	100%	68.1%	154,000
D. Roncari	15%	45%	90%	60.7%	145,000

Long-term Equity Incentive—Long-term equity based incentive awards are provided to directors and key employees in the form of SARs and shares of restricted stock. Awards to NEOs are 50% in the form of SARs and 50% in the form of restricted Shares. Awards to directors are in the form of restricted Shares only. A SAR provides the holder the right to receive an amount, payable in Shares, equal to the increase in the market value of our Common Stock on the date of exercise over the base price at the time the right was granted. The base price may not be less than the market price of our Common Stock on the date of grant. All SAR awards vest ratably over four years and have a term of ten years. An award of restricted Shares provides the holder actual Shares of Common Stock which vest over a period of three years for key employees (one year for directors). Dividends are paid to holders of restricted Shares during the vesting period, without restrictions. Annual awards of SARs and restricted Shares to NEO’s were effective as of the close of business on the day following the public release of our earnings for the prior fiscal year. The Cascade Corporation Stock Appreciation Rights and Restricted Stock Plan provides that each non-employee director is to receive a restricted stock award valued at $60,000 as of the business day following the release of our initial quarterly earnings report following the annual meeting of shareholders.

The Compensation Committee normally uses ROAA targets for the prior fiscal year in recommending long-term incentive awards for NEOs. ROAA is defined as net income before significant non-recurring or extraordinary items divided by the average total consolidated assets. The Compensation Committee determined ROAA performance goals based on our historical financial performance, expected future performance, consultant’s market survey data and the Committee’s determination of goals providing sufficient challenge to the NEOs.

ROAA performance goals and actual results for fiscal 2011 were as follows:

Adjusted ROAA
Minimum level targets	5.0%
Target level targets	6.0%
Maximum level targets	7.0%
Actual ROAA	7.0%

The following table presents the dollar values of award opportunities for NEOs and the actual awards recommended by the Compensation Committee and approved by the Cascade Board for fiscal 2011 and awarded in March 2011. The Company achieved ROAA equal to the maximum target level for fiscal 2011, and as a result, awards made in fiscal 2012 were valued at the maximum level established for that year as shown below.

NEO	Type of Award	Minimum	Target	Maximum	Market Value of Award (1)	Actual Award (Restricted Shares/SARs) (2)
R. Warren Jr.	Restricted Stock/SAR	$275,400	$550,800	$1,101,600	$1,101,600	11,319/22,415
R. Anderson	Restricted Stock/SAR	124,500	249,000	498,000	498,000	5,117/10,133
J. Pointer	Restricted Stock/SAR	59,062	118,125	236,250	236,250	2,428/4,807
S. Chazin-Wright	Restricted Stock/SAR	51,250	102,500	205,000	205,000	2,106/4,171
D. Roncari	Restricted Stock/SAR	30,380	108,500	217,000	217,000	2,230/4,415

(1)	—Market value of restricted stock equals the market price of our Common Stock ($48.66 per share) on the award date, April 1, 2011, multiplied by the number of restricted Shares granted. This is also the grant price for SARs awards. Market value of SARs equals the estimated grant date fair value ($24.57 per SAR) based on the Black Scholes method calculated as of the award date, April 1, 2011, multiplied by the number of SAR awards granted.
(2)	—One-half of the value of equity grants to all executive officers are in the form of restricted Shares and one-half are in the form of SARs.

Awards of restricted Shares or SARs are normally based upon grant ranges established by the Compensation Committee taking into account job responsibilities and survey information as to practices at comparable companies, with minimum, target and maximum grants based upon our ROAA. The Committee’s grant range guidelines are stated in terms of market value of awards as of the grant date. In establishing the higher guidelines for fiscal 2012, the Compensation Committee sought to challenge our NEOs to leverage improving global economic conditions to achieve superior results for our company.

Perquisites and Other Personal Benefits—We provide the NEOs with the use of a company automobile and reimburse them for personal income taxes attributable to such use. We also contribute to each NEO’s 401(k) plan account and provide reimbursement for the cost of executive physicals. Contributions to 401(k) accounts were based on plan guidelines and provided a matching contribution of up to 4% of compensation and an additional contribution by Cascade of 4% of compensation. These perquisites, which the Compensation Committee believes are reasonable and consistent with our overall compensation program and objectives, are provided to allow us to attract and retain executive talent.

Change in Control Agreements

In 2000, the Compensation Committee approved change in control agreements (“CICs”) for Robert C. Warren, Jr. and Richard S. Anderson. The CICs were implemented to help us retain these executives, particularly after a change in control has been proposed, and remain competitive in the market. In 2012, these agreements were updated and CICs were approved for the remaining NEOs. The CICs provide the following benefits for these individuals if they are involuntarily terminated within 12 months following a change in control of Cascade:

•

Lump sum cash payment of 2.99 times average annual compensation (base salary plus short term incentive) for the three years prior to change in control for Messrs. Warren and Anderson, and two times average annual compensation for other NEOs.

•	Acceleration of all outstanding stock awards not exercisable at date of qualifying termination.

•	Health care benefits for up to two years at Cascade’s expense.

A change in control under the CICs occurs upon:

•	A change in the composition of a majority of the Board as a result of contested elections over a period of 24 months or less.

•	The approval by Cascade’s shareholders of a plan for the liquidation or dissolution of Cascade.

•

A merger or consolidation in which securities possessing more than 50% of total combined voting power of Cascade’s outstanding securities are transferred to persons different from the persons holding them immediately before the transaction.

•

Acquisition by a person or group of related persons of securities possessing more than 35% of the total combined voting power of Cascade’s outstanding securities, pursuant to a transaction which the Board has not recommended that Cascade’s shareholders accept or approve.

We believe our approach requiring both a qualifying termination and a change in control is more reasonable and reflective of our intent to compensate the executive in the event of a termination of employment than CICs that provide executives with benefits solely upon the occurrence of a change in control.

The Compensation Committee does not consider the CICs for purposes of determining the annual compensation levels as discussed under “Determination of Compensation Levels” above.

Internal Revenue Code Section 162(m)

Section 162(m) of the Internal Revenue Code limits to $1 million the amount of our tax deduction for certain compensation paid to each NEO. Certain qualifying “performance-based” compensation is not subject to the $1 million deduction limit, including compensation related to SARs granted under our Stock Appreciation Rights Plan. We believe awards made pursuant to the short term incentive plan approved by shareholders in June 2011 are exempt. Compensation related to certain awards under our 1995 Senior Managers’ Incentive Stock Option Plan may not be exempt from the $1 million limit. The Compensation Committee intends to preserve the tax deductibility of executive compensation to the extent practicable but reserves the right to recommend future compensation that does not comply with the Section 162(m) requirements for deductibility if it concludes that this is in the best interests of Cascade.

Officer Share Ownership

Under share ownership guidelines adopted by our Board, our Chief Executive Officer, Chief Operating Officer, and Chief Financial Officer are each expected to own Shares having a value equal to three times their base salaries, and other Vice Presidents are each expected to own Shares having a value equal to their base salaries. Values are to be based upon average Share prices over the preceding two years, and include the equity value of vested SARs and restricted Shares. Affected officers have a period of five years from the November 29, 2011, adoption date or, if later, from their election to a position reflected in the guidelines, within which to attain compliance.

Executive Compensation

Summary Compensation Table

The following table summarizes compensation information for our NEOs for the fiscal years ended January 31, 2012, 2011 and 2010.

Name and Principal Position	Fiscal Year	Salary	Bonus	Stock Awards (1)	Option Awards (2)	Non-Equity Incentive Plan Compensation (3)	Change in Pension Value and Nonqualified Deferred Compensation Earnings	All Other Compensation (4)	Total
Robert Warren, Jr.,	2012	$585,000	—	$551,000	$531,000	$604,000	—	$58,970	$2,329,970
President and Chief Executive Officer	2011	$526,500	—	$275,000	—	$810,000	—	$42,255	$1,653,755
	2010	$486,000	—	$269,500	—	—	—	$42,710	$798,210

Richard Anderson,	2012	$325,000	—	$249,000	$240,000	$289,000	—	$48,804	$1,151,804
Senior Vice President and Chief Operating Officer	2011	$292,500	—	$125,000	—	$390,000	—	$41,617	$849,117
	2010	$270,000	—	$122,500	—	—	—	$41,394	$433,894

Joseph Pointer,	2012	$256,000	—	$118,000	$114,000	$177,000	—	$44,134	$709,134
Chief Financial Officer	2011	$226,875	—	—	$55,526	$236,500	—	$37,791	$556,692
	2010	$203,000	—	—	$57,704	—	—	$35,068	$295,772

Susan Chazin-Wright	2012	$222,000	—	$102,000	$99,000	$154,000		$36,898	$613,898
Vice President—Human Resources	2011	$199,875	—	—	$55,526	$205,000	—	$31,889	$492,290
	2010	$185,000	—	—	$57,704	—	—	$26,708	$269,412

Davide Roncari	2012	$216,000	—	$109,000	$105,000	$145,000	—	$15,008	$590,008
Vice President—Europe

(1)	Amounts reflect the aggregate grant date fair value of restricted stock awards computed in accordance with U.S. GAAP. Restricted stock awards were valued at $48.66 per share for fiscal 2012, $32.01 per share for fiscal 2011, and $24.50 per share for fiscal 2010, which represented the closing price of a share of Common Stock on each grant date, which was April 1, 2011, for fiscal 2012. Additional details regarding the terms of awards under the Stock Appreciation Rights and Restricted Stock Plan (the “SAR Plan”) are described in the following tables: “Grants of Plan-Based Awards in Fiscal 2012” and “Outstanding Equity Awards at Fiscal Year-End.”
(2)	Amounts reflect the aggregate grant date fair value of SARs computed in accordance with U.S. GAAP. The fair value of each SAR is estimated on the date of grant using the Black-Scholes option-pricing model. Listed SAR awards were made on April 1, 2011, with a Black-Scholes value of $23.70 per Share. A more detailed discussion of the assumptions used in the valuation of SARs awarded in fiscal year 2012 may be found in Note 13 to our Consolidated Financial Statements included in Annual Report on Form 10-K for the year ended January 31, 2012 (the “2012 Form 10-K”). Additional details regarding the terms of awards under the SAR Plan are described in the “Outstanding Equity Awards at Fiscal Year-End” table.
(3)	Amounts reflect annual cash incentive payments earned for fiscal 2012 (paid in April 2012) and fiscal 2011 (paid in April 2011) under our executive short-term incentive plan (STIP).
(4)	All Other Compensation amounts consist of the following items:

Name	Fiscal Year	Company Automobile Usage (a)	Company Contributions to 401(k) Plan (b)	Restricted Stock Dividends (c)	Others	Total
R. Warren, Jr.	2012	$22,720	$19,600	$16,650	$—	$58,970
	2011	$17,263	$19,600	$5,392	—	$42,255
	2010	$18,178	$19,600	$4,932	—	$42,710

R. Anderson	2012	$21,687	$19,600	$7,517	—	$48,804
	2011	$19,611	$19,600	$2,406	—	$41,617
	2010	$19,708	$19,600	$2,086	—	$41,394

J. Pointer	2012	$22,348	$19,600	$2,186	—	$44,134
	2011	$19,865	$17,926	—	—	$37,791
	2010	$18,718	$16,350	—	—	$35,068

S. Chazin-Wright	2012	$17,372	$17,630	$1,896		$36,898
	2011	$16,035	$15,854	—	—	$31,889
	2010	$15,024	$11,684	—	—	$26,708

D. Roncari	2012	$13,000	$—	$2,008	—	$15,008

(a)	Amounts relate to the taxable value attributable to the personal use of company owned automobiles, as well as taxable auto allowances and reimbursed expenses.
(b)	Amounts relate to Cascade 401(k) plan contributions for the benefit of the NEOs.
(c)	Amounts relate to dividends paid on unvested restricted Shares.

The following table shows all plan-based awards granted to the NEOs during fiscal 2012. The option awards (in the form of SARs) and the unvested portion of the stock awards identified in the table below are also reported in the Outstanding Equity Awards at Fiscal 2012 Year-End Table.

Grants of Plan-Based Awards in Fiscal 2012

			Estimated Possible Payouts Under Non-Equity Incentive Plan Awards (2)			Estimated Future Payouts Under Equity Incentive Plan Awards			All Other Stock Awards: Number of Shares of Stock or Units	All Other Option Awards: Number of Securities Underlying Options (3)	Exercise or Base Price of Option Awards (4)	Grant Date Fair Value of Stock and Option Awards (5)
Name	Plan Name (1)	Grant Date	Threshold	Target	Maximum	Threshold	Target	Maximum
R. Warren, Jr.	SAR Plan	4/1/2011							11,319	3,219	$48.66	$1,082,019
	STIP	4/1/2011	$119,000	$446,000	$891,000
R. Anderson	SAR Plan	4/1/2011							5,117	1,455	$48.66	$489,145
	STIP	4/1/2011	$56,000	$215,000	$429,000
J. Pointer	SAR Plan	4/1/2011							2,428	690	$48.66	$232,072
	STIP	4/1/2011	$39,000	$130,000	$260,000
S. Chazin-Wright	SAR Plan	4/1/2011							2,106	599	$48.66	$201,331
	STIP	4/1/2011	$34,000	$113,000	$226,000
D. Roncari	SAR Plan	4/1/2011							2,230	634	$48.66	$213,148
	STIP	4/1/2011	$36,000	$107,000	$215,000

(1)	Stock Appreciation Rights and Restricted Stock Plan (“SAR Plan”) and Short-Term Incentive Plan (“STIP”) for executives.
(2)	Amounts earned under the STIP for fiscal 2012 are shown in the Summary Compensation Table in the “Non-Equity Incentive Plan Compensation” column. The STIP was approved by the Board in March 2011 and by shareholders in June 2011. Additional details regarding the STIP can be found under “Compensation Discussion and Analysis” above.
(3)	The NEOs were granted the following SARS at a base price of $48.66 for each SAR.

Number of SARs Granted
R. Warren Jr.	22,415
R. Anderson	10,133
J. Pointer	4,807
S. Chazin-Wright	4,171
D. Roncari	4,415

Each SAR is payable only in shares of Cascade common stock, with the number of Shares into which the SAR is payable calculated by determining the difference between the closing price of the Common Stock on the date of exercise and the base price of the SAR established at the time of grant, and then dividing the difference by the closing price of Common Stock on the date of exercise. The number of underlying shares was calculated by determining the difference between $56.82, the closing price of the Common Stock on January 31, 2012, and $48.66, the base price of the SARs established at the time of grant, multiplying that figure by the number of SARs granted and then dividing the product by the closing price of Common Stock on January 31, 2012.

(4)	Exercise or base price of SARs is the closing price of Common Stock on the grant date, April 1, 2011.
(5)	Represents grant date fair value of SARs calculated in accordance with U.S. GAAP. Assumptions used in calculating expense as required by U.S. GAAP are described in Note 13 to our Consolidated Financial Statements included in our fiscal 2012 Form 10-K, except that the deduction related to estimated forfeitures has been disregarded. Additional details regarding the terms of awards under the SAR Plan are described in the following tables: “Summary Compensation Table” and Outstanding Equity Awards at Fiscal Year-End.”
(6)	SAR awards were approved by the Board on March 29, 2011.

The following table shows all outstanding equity awards held by the NEOs at the end of fiscal 2012.

Outstanding Equity Awards at Fiscal Year-End

	Options Awards								Stock Awards
Name	Grant Year (fiscal)	Number of Securities Underlying Unexercised Options Exercisable (1)		Number of Securities Underlying Unexercised Options Unexercisable (1)		Equity Incentive Plan Awards: Number of Securities Underlying Unexercised Unearned Options	Option Exercise Price (2)	Option Expiration Date	Number of Shares or Units of Stock that have Not Vested		Market Value of Shares or Units of Stock that have Not Vested	Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights that have Not Vested	Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights that have Not Vested
R. Warren, Jr.	2003	57,000		—			$14.05	5/23/2012
	2004	76,900		—			$14.12	5/22/2013
	2005	45,200		—			$21.15	5/26/2014
	2006	28,010		—			$35.60	6/7/2015
	2007	1,218		—			$37.05	6/6/2016
	2010	—		—					3,666	(3)	$208,302
	2011	—		—					5,728	(4)	$325,465
	2012	—		3,219	(10)		$48.66	4/1/2021	11,319	(5)	$643,146

R. Anderson	2005	30,133		—			$21.15	5/26/2014
	2006	18,673		—			$35.60	6/7/2015
	2007	8,699		—			$37.05	6/6/2016
	2010	—		—					1,668	(3)	$94,776
	2011	—		—					2,604	(4)	$147,959
	2012	—		1,455	(10)		$48.66	4/1/2021	5,117	(5)	$290,748

J. Pointer	2005	20,716		—			$21.15	5/26/2014
	2006	13,071		—			$35.60	6/7/2015
	2007	6,089		—			$37.05	6/6/2016
	2008	—	(6)	—			$73.73	6/8/2017
	2009	443		148	(7)		$44.24	6/6/2018
	2010	1,396		1,397	(8)		$24.50	6/5/2019
	2011	375		1,125	(9)		$32.01	6/8/2020
	2012	—		690	(10)		$48.66	4/1/2021	2,428	(5)	$137,959

S. Chazin-Wright	2009	443		148	(7)		$44.24	6/6/2018
	2010	1,396		1,397	(8)		$24.50	6/5/2019
	2011	375		1,125	(9)		$32.01	6/8/2020
	2012	—		599	(10)		$48.66	4/1/2021	2,106	(5)	$119,663

D. Roncari	2009	443		148	(7)		$44.24	6/6/2018
	2010	1,396		1,397	(8)		$24.50	6/5/2019
	2011	506		1,518	(9)		$32.01	6/8/2020
	2012	—		634	(10)		$48.66	4/1/2021	2,230	(5)	$126,709

(1)	SARs were granted during fiscal 2005 to fiscal 2012. Prior to that, stock options were used. All awards with expiration dates before 2014 relate to stock options. The number of Shares underlying SARs was calculated by determining the difference between $56.82, the closing price of the Common Stock on January 31, 2012, and the base price of the SARs established at the time of grant, multiplying that figure by the number of SARs held by the officer, and then dividing that difference by the closing price of the Common Stock on January 31, 2012. The exercise or base price of SARs by grant year is as follows:

Grant Year	Exercise Price
2005	$21.15
2006	$35.60
2007	$37.05
2008	$73.73
2009	$44.24
2010	$24.50
2011	$32.01
2012	$48.66

(2)	The exercise or base price of stock options and SARs is the closing price of our Common Stock on the NYSE on the date of grant.
(3)	Restricted stock vests June 5, 2012. Market value based on closing price of our Common Stock of $56.82 on January 31, 2012.
(4)	Restricted stock vests as follows: one-half annually on June 8, 2012 and 2013. Market value based on closing price of our Common Stock of $56.82 on January 31, 2012.
(5)	Restricted stock vests as follows: one-third annually on April 1, 2012, 2013 and 2014. Market value based on closing price of our Common Stock of $56.82 on January 31, 2012.
(6)	Because the base price of the SARs exceeded the closing price of our Common Stock on January 31, 2012, the number of Shares underlying the SARs is shown as zero.
(7)	SARs vest on June 6, 2012.
(8)	SARs vest as follows: one-half annually on June 5, 2012 and 2013.
(9)	SARs vest as follows: one-third annually on June 8, 2012, 2013 and 2014.
(10)	SARs vest as follows: one-fourth annually on April 1, 2012, 2013, 2014 and 2015.

Option Exercises and Stock Vested During Fiscal 2012

Name	Option Awards		Stock Awards
	Number of Shares Acquired on Exercise	Value Realized on Exercise	Number of Shares Acquired on Vesting	Value Realized on Vesting (1)
R. Warren, Jr.	52,273	$1,176,846	10,090	$473,155
R. Anderson	—	—	4,451	$208,580
J. Pointer	—	—	—	—
S. Chazin-Wright	—	—	—	—
D. Roncari	—	—	—	—

(1)	The value realized on vesting of restricted stock equals the number of Shares vested multiplied by closing price of Cascade Common Stock on the date of vesting.

Potential Payments on Termination or Change-in-Control

We have entered into severance agreements with our named executive officers. Under the agreements, each would be entitled to certain benefits if employment is involuntarily terminated (other than for cause) within 12 months following a change in control of Cascade. In addition to discharge, involuntary termination includes resignation following a change which materially reduces an individual’s level of responsibility, a 20% reduction in level of base salary, or a relocation of place of employment by more than 50 miles.

The events constituting a change in control of Cascade are described above under “Change in Control Agreements.”

If the employment of Messrs. Warren or Anderson is involuntarily terminated following a change in control, the officer would receive the following severance benefits: (a) a lump sum payment equal to 2.99 times the officer’s average annual base salary and annual cash bonus over the prior three years as reported on Form W-2; (b) accelerated vesting of all outstanding stock awards; and (c) continued health coverage for the officer and eligible dependents for a period of 24 months or until the officer is covered by another health plan which provides a substantially similar level of benefits. In order to avoid becoming an excess parachute payment under federal tax laws, the total benefit package is limited to 2.99 times the officer’s average compensation as reported on Form W-2 for the prior five years, subject to certain exceptions, provided under the Code.

If the employment of Messrs. Pointer or Roncari or Ms. Chazin-Wright is involuntarily terminated following a change in control, the officer would receive the following severance benefits: (a) a lump sum payment equal to 2 times the officer’s average annual base salary and annual cash bonus over the prior three years as reported on Form W-2; (b) accelerated vesting of all outstanding stock awards; and (c) continued health coverage for the officer and eligible dependents for a period of 24 months or until the officer is covered by another health plan which provides a substantially similar level of benefits.

Each agreement provides that the officer will not compete with us for a period of 24 months following termination of employment for any reason.

The following table shows the potential payments as described above upon involuntary termination following a change in control on January 31, 2012, for the NEOs:

Name	Lump-sum Payment (1)	Accelerated Awards Vesting (2)	Continued Health Coverage (3)	Total
R. Warren. Jr.	$2,974,000	$1,360,000	$22,000	$4,356,000
R. Anderson	$1,572,000	$616,000	$22,000	$2,210,000
J. Pointer	$737,000	$329,000	$22,000	$1,088,000
S. Chazin-Wright	$647,000	$306,000	$22,000	$975,000
D. Roncari	$555,000	$337,000	—	$892,000

(1)	Amounts represent 2.99 times three year average, subject to limitation under Internal Revenue Service guidelines, for Messrs. Warren and Anderson. Amounts represent 2 times three year average for Messrs. Pointer and Roncari and Ms. Chazin-Wright.
(2)	Includes unvested restricted Shares and SARs.
(3)	Represents the cost of health care coverage for 24 months.

COMPENSATION COMMITTEE INTERLOCKS AND INSIDER PARTICIPATION

The Compensation Committee consists of Dr. Lardy, Messrs. McDougall, Nickerson, Osterman and Wessinger, and Dr. Wilgenbusch, all independent directors. During the fiscal year ended January 31, 2012, none of our executive officers served on the Board of Directors of any entities whose directors or officers serve on our Compensation Committee.

SECTION 16(a) BENEFICIAL OWNERSHIP REPORTING COMPLIANCE

Section 16(a) of the Securities Exchange Act of 1934 requires our directors and executive officers, and persons who own more than ten percent of our Common Stock to file with the SEC initial reports of ownership and reports of changes in ownership of our Common Stock and other equity securities. Officers, directors and greater than ten percent stockholders are required by SEC regulation to furnish us with copies of all Section 16(a) forms they file. To our knowledge, based solely on a review of the copies of such reports furnished to the Company, all Section 16(a) filing requirements applicable to our officers, directors and greater than ten percent beneficial owners during the year ended January 31, 2012, were complied with, except that Davide Roncari filed one Form 4 report in March 2012 reporting trades in fiscal 2012 that should have been reported when completed.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Our Corporate Governance Guidelines adopted by the Board provide that any transaction that may constitute a related party transaction that would be required to be disclosed under Item 404 of SEC Regulation S-K (including transactions that would be required to be disclosed but for the fact that the dollar value of the transaction is less than that required for disclosure under Regulation S-K) is subject to approval or ratification by the Board. Robert C. Warren, Jr., our President and Chief Executive Officer, is a director of ESCO Corporation, a privately held manufacturer of high-alloy steel products that supplies Cascade with certain components. Mr. Warren and certain members of his immediate family are shareholders of ESCO Corporation. In September 2007, the Board reviewed and approved the continuation of the business relationships between Cascade and

ESCO Corporation, subject to (1) Mr. Warren’s agreement to abstain as a member of either company’s board of directors from participating in any vote relating to business dealings between the two companies and (2) the receipt by the Cascade Board of periodic reports from our Chief Financial Officer regarding the nature and status of the business relationships between the two companies. During the fiscal year ended January 31, 2012, we purchased approximately $128,000 of components used in our products from ESCO Corporation at prevailing market prices. There were no other transactions with related persons during the fiscal year ended January 31, 2012.

NO INCORPORATION BY REFERENCE

This Information Statement includes several website addresses. These website addresses are intended to provide inactive, textual references only. The information on these websites is not part of this Information Statement.

Annex II

Merrill Lynch, Pierce, Fenner & Smith Incorporated

October 21, 2012

The Board of Directors

Cascade Corporation

2201 NE 201st Avenue

Fairview, OR 97024-9718

Members of the Board of Directors:

We understand that Cascade Corporation (“Cascade”) proposes to enter into an Agreement and Plan of Merger (the “Agreement”), by and among Cascade, Toyota Industries Corporation (“TICO”), and Industrial Components and Attachments II, Inc., a wholly owned subsidiary of TICO (“Merger Sub”), pursuant to which, among other things, TICO will cause Merger Sub to commence a cash tender offer to purchase all of the outstanding shares of common stock, par value $0.50 per share, of Cascade (“Cascade Common Stock”) for $65.00 per share, net to the seller in cash, without interest (the “Consideration” and, such offer, the “Tender Offer”) and, following consummation of the Tender Offer, Merger Sub will be merged with and into Cascade and each outstanding share of Cascade Common Stock not tendered in the Tender Offer will be converted into the right to receive the Consideration (the “Merger” and, together with the Tender Offer, the “Transaction”). We also understand that, concurrently with the execution of the Agreement, certain holders of Cascade Common Stock will enter into a tender and voting agreement in connection with the Transaction (such holders, the “Principal Shareholders”). The terms and conditions of the Transaction are more fully set forth in the Agreement.

You have requested our opinion as to the fairness, from a financial point of view, to the holders of Cascade Common Stock (other than the Principal Shareholders) of the Consideration to be received by such holders in the Transaction.

In connection with this opinion, we have, among other things:

(i)	reviewed certain publicly available business and financial information relating to Cascade;

(ii)	reviewed certain internal financial and operating information with respect to the business, operations and prospects of Cascade furnished to or discussed with us by the management of Cascade, including certain financial forecasts relating to Cascade prepared by the management of Cascade (such forecasts, “Cascade Forecasts”);

(iii)	discussed the past and current business, operations, financial condition and prospects of Cascade with members of senior management of Cascade;

(iv)	reviewed the trading history for Cascade Common Stock and a comparison of that trading history with the trading histories of other companies we deemed relevant;

(v)	compared certain financial and stock market information of Cascade with similar information of other companies we deemed relevant;

(vi)	compared certain financial terms of the Transaction to financial terms, to the extent publicly available, of other transactions we deemed relevant;

(vii)	considered the results of our efforts on behalf of Cascade to solicit, at the direction of Cascade, indications of interest and definitive proposals from third parties with respect to a possible acquisition of Cascade;

(viii)	reviewed a draft, dated October 20, 2012, of the Agreement (the “Draft Agreement”); and

(ix)	performed such other analyses and studies and considered such other information and factors as we deemed appropriate.

In arriving at our opinion, we have assumed and relied upon, without independent verification, the accuracy and completeness of the financial and other information and data publicly available or provided to or otherwise reviewed by or discussed with us and have relied upon the assurances of the management of Cascade that they are not aware of any facts or circumstances that would make such information or data inaccurate or misleading in any material respect. With respect to the Cascade Forecasts, we have been advised by Cascade, and have assumed, that they have been reasonably prepared on bases reflecting the best currently available estimates and good faith judgments of the management of Cascade as to the future financial performance of Cascade. We have not made or been provided with any independent evaluation or appraisal of the assets or liabilities (contingent or otherwise) of Cascade, nor have we made any physical inspection of the properties or assets of Cascade. We have not evaluated the solvency or fair value of Cascade or TICO under any state, federal or other laws relating to bankruptcy, insolvency or similar matters. We have assumed, at the direction of Cascade, that the Transaction will be consummated in accordance with the terms of the Agreement, without waiver, modification or amendment of any material term, condition or agreement therein and that, in the course of obtaining the necessary governmental, regulatory and other approvals, consents, releases and waivers for the Transaction, no delay, limitation, restriction or condition, including any divestiture requirements or amendments or modifications, will be imposed that would have an adverse effect on Cascade or the contemplated benefits of the Transaction. We also have assumed, at the direction of Cascade, that the final executed Agreement will not differ in any material respect from the Draft Agreement reviewed by us.

We express no view or opinion as to any terms or other aspects of the Transaction (other than the Consideration to the extent expressly specified herein), including, without limitation, the form or structure of the Transaction. Our opinion is limited to the fairness, from a financial point of view, of the Consideration to be received in the Transaction by holders of Cascade Common Stock (other than the Principal Shareholders) and no opinion or view is expressed with respect to any consideration received in connection with the Transaction by the holders of any class of securities, creditors or other constituencies of any party. In addition, no opinion or view is expressed with respect to the fairness (financial or otherwise) of the amount, nature or any other aspect of any compensation to any of the officers, directors or employees of any party to the Transaction, or class of such persons, relative to the Consideration. Furthermore, no opinion or view is expressed as to the relative merits of the Transaction in comparison to other strategies or transactions that might be available to Cascade or in which Cascade might engage or as to the underlying business decision of Cascade to proceed with or effect the Transaction. In addition, we express no opinion or recommendation as to whether any shareholder should tender their shares of Cascade Common Stock into the Tender Offer, or if required, how any shareholder should vote or act in connection with the Merger or any related matter.

We have acted as financial advisor to Cascade in connection with the Transaction and will receive a fee for our services, a portion of which was paid as a retainer, a portion of which is payable upon delivery of this opinion and a significant portion of which is contingent upon consummation of the Transaction. In addition, Cascade has agreed to reimburse our expenses and indemnify us against certain liabilities arising out of our engagement.

We and our affiliates comprise a full service securities firm and commercial bank engaged in securities, commodities and derivatives trading, foreign exchange and other brokerage activities, and principal investing as well as providing investment, corporate and private banking, asset and investment management, financing and financial advisory services and other commercial services and products to a wide range of companies, governments and individuals. In the ordinary course of our businesses, we and our affiliates may invest on a principal basis or on behalf of customers or manage funds that invest, make or hold long or short positions, finance positions or trade or otherwise effect transactions in equity, debt or other securities or financial instruments (including derivatives, bank loans or other obligations) of Cascade, TICO and certain of their respective affiliates.

We and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to Cascade and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as arranger, book runner and administrative agent for, and lender under, certain credit facilities and letters of credit of Cascade, (ii) having provided or providing certain derivatives and foreign exchange trading services to Cascade and (iii) having provided or providing certain treasury and trade services and products to Cascade.

In addition, we and our affiliates in the past have provided, currently are providing, and in the future may provide, investment banking, commercial banking and other financial services to TICO and certain of its affiliates and have received or in the future may receive compensation for the rendering of these services, including (i) having acted or acting as arranger and book runner for, and lender under, certain credit facilities, letters of credit and leasing facilities of certain affiliates of TICO, (ii) having acted as manager and book runner for various debt offerings of certain affiliates of TICO, (iii) having acted as credit rating advisor for an affiliate of TICO, (iv) having provided or providing certain derivatives, fixed income and foreign exchange trading services to certain affiliates of TICO and (v) having provided or providing certain treasury and trade services and products to certain affiliates of TICO.

It is understood that this letter is for the benefit and use of the Board of Directors of Cascade (in its capacity as such) in connection with and for purposes of its evaluation of the Transaction.

Our opinion is necessarily based on financial, economic, monetary, market and other conditions and circumstances as in effect on, and the information made available to us as of, the date hereof. It should be understood that subsequent developments may affect this opinion, and we do not have any obligation to update, revise, or reaffirm this opinion. The issuance of this opinion was approved by our Americas Fairness Opinion Review Committee.

Based upon and subject to the foregoing, including the various assumptions and limitations set forth herein, we are of the opinion on the date hereof that the Consideration to be received in the Transaction by holders of Cascade Common Stock (other than the Principal Shareholders) is fair, from a financial point of view, to such holders.

Very truly yours,

/s/	MERRILL LYNCH, PIERCE, FENNER & SMITH INCORPORATED

Annex III

Excerpts from the Oregon Business Corporation Act Relating to Dissenters’ Rights

Pursuant to Sections 60.551 to 60.594

DISSENTERS’ RIGHTS

(Right to Dissent and Obtain Payment for Shares)

60.551 Definitions for ORS 60.551 to 60.594. As used in ORS 60.551 to 60.594:

(1) “Beneficial shareholder” means the person who is a beneficial owner of shares held in a voting trust or by a nominee as the record shareholder.

(2) “Corporation” means the issuer of the shares held by a dissenter before the corporate action, or the surviving or acquiring corporation by merger or share exchange of that issuer.

(3) “Dissenter” means a shareholder who is entitled to dissent from corporate action under ORS 60.554 and who exercises that right when and in the manner required by ORS 60.561 to 60.587.

(4) “Fair value,” with respect to a dissenter’s shares, means the value of the shares immediately before the effectuation of the corporate action to which the dissenter objects, excluding any appreciation or depreciation in anticipation of the corporate action unless exclusion would be inequitable.

(5) “Interest” means interest from the effective date of the corporate action until the date of payment, at the average rate currently paid by the corporation on its principal bank loans or, if none, at a rate that is fair and equitable under all the circumstances.

(6) “Record shareholder” means the person in whose name shares are registered in the records of a corporation or the beneficial owner of shares to the extent of the rights granted by a nominee certificate on file with a corporation.

(7) “Shareholder” means the record shareholder or the beneficial shareholder. [1987 c.52 §124; 1989 c.1040 §30]

60.554 Right to dissent. (1) Subject to subsection (2) of this section, a shareholder is entitled to dissent from, and obtain payment of the fair value of the shareholder’s shares in the event of, any of the following corporate acts:

(a) Consummation of a plan of merger to which the corporation is a party if shareholder approval is required for the merger by ORS 60.487 or the articles of incorporation and the shareholder is entitled to vote on the merger or if the corporation is a subsidiary that is merged with its parent under ORS 60.491;

(b) Consummation of a plan of share exchange to which the corporation is a party as the corporation whose shares will be acquired, if the shareholder is entitled to vote on the plan;

(c) Consummation of a sale or exchange of all or substantially all of the property of the corporation other than in the usual and regular course of business, if the shareholder is entitled to vote on the sale or exchange, including a sale in dissolution, but not including a sale pursuant to court order or a sale for cash pursuant to a plan by which all or substantially all of the net proceeds of the sale will be distributed to the shareholders within one year after the date of sale;

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(d) An amendment of the articles of incorporation that materially and adversely affects rights in respect of a dissenter’s shares because it:

(A) Alters or abolishes a preemptive right of the holder of the shares to acquire shares or other securities; or

(B) Reduces the number of shares owned by the shareholder to a fraction of a share if the fractional share so created is to be acquired for cash under ORS 60.141;

(e) Any corporate action taken pursuant to a shareholder vote to the extent the articles of incorporation, bylaws or a resolution of the board of directors provides that voting or nonvoting shareholders are entitled to dissent and obtain payment for their shares; or

(f) Conversion to a noncorporate business entity pursuant to ORS 60.472.

(2) A shareholder entitled to dissent and obtain payment for the shareholder’s shares under ORS 60.551 to 60.594 may not challenge the corporate action creating the shareholder’s entitlement unless the action is unlawful or fraudulent with respect to the shareholder or the corporation.

(3) Dissenters’ rights shall not apply to the holders of shares of any class or series if the shares of the class or series were registered on a national securities exchange on the record date for the meeting of shareholders at which the corporate action described in subsection (1) of this section is to be approved or on the effective date of the merger under ORS 60.491, unless the articles of incorporation otherwise provide. [1987 c.52 §125; 1989 c.1040 §31; 1993 c.403 §9; 1999 c.362 §15; 2009 c.355 §2]

60.557 Dissent by nominees and beneficial owners. (1) A record shareholder may assert dissenters’ rights as to fewer than all the shares registered in the shareholder’s name only if the shareholder dissents with respect to all shares beneficially owned by any one person and notifies the corporation in writing of the name and address of each person on whose behalf the shareholder asserts dissenters’ rights. The rights of a partial dissenter under this subsection are determined as if the shares regarding which the shareholder dissents and the shareholder’s other shares were registered in the names of different shareholders.

(2) A beneficial shareholder may assert dissenters’ rights as to shares held on the beneficial shareholder’s behalf only if:

(a) The beneficial shareholder submits to the corporation the record shareholder’s written consent to the dissent not later than the time the beneficial shareholder asserts dissenters’ rights; and

(b) The beneficial shareholder does so with respect to all shares of which such shareholder is the beneficial shareholder or over which such shareholder has power to direct the vote. [1987 c.52 §126]

(Procedure for Exercise of Rights)

60.561 Notice of dissenters’ rights. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, the meeting notice must state that shareholders are or may be entitled to assert dissenters’ rights under ORS 60.551 to 60.594 and be accompanied by a copy of ORS 60.551 to 60.594.

(2) If corporate action creating dissenters’ rights under ORS 60.554 is taken without a vote of shareholders, the corporation shall notify in writing all shareholders entitled to assert dissenters’ rights that the action was taken and send the shareholders entitled to assert dissenters’ rights the dissenters’ notice described in ORS 60.567. [1987 c.52 §127]

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60.564 Notice of intent to demand payment. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is submitted to a vote at a shareholders’ meeting, a shareholder who wishes to assert dissenters’ rights shall deliver to the corporation before the vote is taken written notice of the shareholder’s intent to demand payment for the shareholder’s shares if the proposed action is effectuated and shall not vote such shares in favor of the proposed action.

(2) A shareholder who does not satisfy the requirements of subsection (1) of this section is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §128]

60.567 Dissenters’ notice. (1) If proposed corporate action creating dissenters’ rights under ORS 60.554 is authorized at a shareholders’ meeting, the corporation shall deliver a written dissenters’ notice to all shareholders who satisfied the requirements of ORS 60.564.

(2) The dissenters’ notice shall be sent no later than 10 days after the corporate action was taken, and shall:

(a) State where the payment demand shall be sent and where and when certificates for certificated shares shall be deposited;

(b) Inform holders of uncertificated shares to what extent transfer of the shares will be restricted after the payment demand is received;

(c) Supply a form for demanding payment that includes the date of the first announcement of the terms of the proposed corporate action to news media or to shareholders and requires that the person asserting dissenters’ rights certify whether or not the person acquired beneficial ownership of the shares before that date;

(d) Set a date by which the corporation must receive the payment demand. This date may not be fewer than 30 nor more than 60 days after the date the subsection (1) of this section notice is delivered; and

(e) Be accompanied by a copy of ORS 60.551 to 60.594. [1987 c.52 §129]

60.571 Duty to demand payment. (1) A shareholder sent a dissenters’ notice described in ORS 60.567 must demand payment, certify whether the shareholder acquired beneficial ownership of the shares before the date required to be set forth in the dissenters’ notice pursuant to ORS 60.567 (2)(c), and deposit the shareholder’s certificates in accordance with the terms of the notice.

(2) The shareholder who demands payment and deposits the shareholder’s shares under subsection (1) of this section retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action.

(3) A shareholder who does not demand payment or deposit the shareholder’s share certificates where required, each by the date set in the dissenters’ notice, is not entitled to payment for the shareholder’s shares under this chapter. [1987 c.52 §130]

60.574 Share restrictions. (1) The corporation may restrict the transfer of uncertificated shares from the date the demand for their payment is received until the proposed corporate action is taken or the restrictions released under ORS 60.581.

(2) The person for whom dissenters’ rights are asserted as to uncertificated shares retains all other rights of a shareholder until these rights are canceled or modified by the taking of the proposed corporate action. [1987 c.52 §131]

60.577 Payment. (1) Except as provided in ORS 60.584, as soon as the proposed corporate action is taken, or upon receipt of a payment demand, the corporation shall pay each dissenter who complied with ORS 60.571, the amount the corporation estimates to be the fair value of the shareholder’s shares, plus accrued interest.

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(2) The payment must be accompanied by:

(a) The corporation’s balance sheet as of the end of a fiscal year ending not more than 16 months before the date of payment, an income statement for that year and the latest available interim financial statements, if any;

(b) A statement of the corporation’s estimate of the fair value of the shares;

(c) An explanation of how the interest was calculated;

(d) A statement of the dissenter’s right to demand payment under ORS 60.587; and

(e) A copy of ORS 60.551 to 60.594. [1987 c.52 §132; 1987 c.579 §4]

60.581 Failure to take action. (1) If the corporation does not take the proposed action within 60 days after the date set for demanding payment and depositing share certificates, the corporation shall return the deposited certificates and release the transfer restrictions imposed on uncertificated shares.

(2) If after returning deposited certificates and releasing transfer restrictions, the corporation takes the proposed action, it must send a new dissenters’ notice under ORS 60.567 and repeat the payment demand procedure. [1987 c.52 §133]

60.584 After-acquired shares. (1) A corporation may elect to withhold payment required by ORS 60.577 from a dissenter unless the dissenter was the beneficial owner of the shares before the date set forth in the dissenters’ notice as the date of the first announcement to news media or to shareholders of the terms of the proposed corporate action.

(2) To the extent the corporation elects to withhold payment under subsection (1) of this section, after taking the proposed corporate action, it shall estimate the fair value of the shares plus accrued interest and shall pay this amount to each dissenter who agrees to accept it in full satisfaction of such demand. The corporation shall send with its offer a statement of its estimate of the fair value of the shares an explanation of how the interest was calculated and a statement of the dissenter’s right to demand payment under ORS 60.587. [1987 c.52 §134]

60.587 Procedure if shareholder dissatisfied with payment or offer. (1) A dissenter may notify the corporation in writing of the dissenter’s own estimate of the fair value of the dissenter’s shares and amount of interest due, and demand payment of the dissenter’s estimate, less any payment under ORS 60.577 or reject the corporation’s offer under ORS 60.584 and demand payment of the dissenter’s estimate of the fair value of the dissenter’s shares and interest due, if:

(a) The dissenter believes that the amount paid under ORS 60.577 or offered under ORS 60.584 is less than the fair value of the dissenter’s shares or that the interest due is incorrectly calculated;

(b) The corporation fails to make payment under ORS 60.577 within 60 days after the date set for demanding payment; or

(c) The corporation, having failed to take the proposed action, does not return the deposited certificates or release the transfer restrictions imposed on uncertificated shares within 60 days after the date set for demanding payment.

(2) A dissenter waives the right to demand payment under this section unless the dissenter notifies the corporation of the dissenter’s demand in writing under subsection (1) of this section within 30 days after the corporation made or offered payment for the dissenter’s shares. [1987 c.52 §135]

(Judicial Appraisal of Shares)

60.591 Court action. (1) If a demand for payment under ORS 60.587 remains unsettled, the corporation shall commence a proceeding within 60 days after receiving the payment demand under ORS 60.587 and petition the

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court under subsection (2) of this section to determine the fair value of the shares and accrued interest. If the corporation does not commence the proceeding within the 60-day period, it shall pay each dissenter whose demand remains unsettled the amount demanded.

(2) The corporation shall commence the proceeding in the circuit court of the county where a corporation’s principal office is located, or if the principal office is not in this state, where the corporation’s registered office is located. If the corporation is a foreign corporation without a registered office in this state, it shall commence the proceeding in the county in this state where the registered office of the domestic corporation merged with or whose shares were acquired by the foreign corporation was located.

(3) The corporation shall make all dissenters, whether or not residents of this state, whose demands remain unsettled parties to the proceeding as in an action against their shares. All parties must be served with a copy of the petition. Nonresidents may be served by registered or certified mail or by publication as provided by law.

(4) The jurisdiction of the circuit court in which the proceeding is commenced under subsection (2) of this section is plenary and exclusive. The court may appoint one or more persons as appraisers to receive evidence and recommend decision on the question of fair value. The appraisers have the powers described in the court order appointing them, or in any amendment to the order. The dissenters are entitled to the same discovery rights as parties in other civil proceedings.

(5) Each dissenter made a party to the proceeding is entitled to judgment for:

(a) The amount, if any, by which the court finds the fair value of the dissenter’s shares, plus interest, exceeds the amount paid by the corporation; or

(b) The fair value, plus accrued interest, of the dissenter’s after-acquired shares for which the corporation elected to withhold payment under ORS 60.584. [1987 c.52 §136]

60.594 Court costs and counsel fees. (1) The court in an appraisal proceeding commenced under ORS 60.591 shall determine all costs of the proceeding, including the reasonable compensation and expenses of appraisers appointed by the court. The court shall assess the costs against the corporation, except that the court may assess costs against all or some of the dissenters, in amounts the court finds equitable, to the extent the court finds the dissenters acted arbitrarily, vexatiously, or not in good faith in demanding payment under ORS 60.587.

(2) The court may also assess the fees and expenses of counsel and experts of the respective parties in amounts the court finds equitable:

(a) Against the corporation and in favor of any or all dissenters if the court finds the corporation did not substantially comply with the requirements of ORS 60.561 to 60.587; or

(b) Against either the corporation or a dissenter, in favor of any other party, if the court finds that the party against whom the fees and expenses are assessed acted arbitrarily, vexatiously or not in good faith with respect to the rights provided by this chapter.

(3) If the court finds that the services of counsel for any dissenter were of substantial benefit to other dissenters similarly situated, and that the fees for those services should not be assessed against the corporation, the court may award to counsel reasonable fees to be paid out of the amount awarded the dissenters who were benefited. [1987 c.52 §137]

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